As confidentially submitted to the Securities and Exchange Commission on June 6, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Huize Holding Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6411	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5/F, Building 3-4,

Shenzhen Animation Park, Yuehai Road, Nanhai Avenue,

Nanshan District, Shenzhen 518052

People’s Republic of China

+86 755 3689 9088

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road Shanghai 200040, China +86 021 6193 8200	David Zhang, Esq. Steve Lin, Esq. Amanda Mi Tang, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Common shares, par value US$0.00001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents              common shares.

(2)

Includes common shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These common shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2019.

American Depositary Shares

Huize Holding Limited

Representing              Common Shares

This is an initial public offering of              American depositary shares, or ADSs, by Huize Holding Limited[, and the selling shareholders identified in this prospectus are offering              ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] Each ADS represents              of our common shares, par value US$0.00001 per share. We anticipate the initial public offering price will be between US$             and US$             per ADS.

Prior to this offering, there has been no public market for the ADSs or our common shares. We intend to apply for the listing of the ADSs on [the New York Stock Exchange/Nasdaq Global Market] under the symbol “             .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE US$             PER ADS

	Initial Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds to Us	[Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$	]

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

Huize Holding Limited [and the selling shareholders] [has/have] granted the underwriters an over-allotment option to purchase up to an additional              ADSs from us [and the selling shareholders] at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York to purchasers on or about             , 2019.

MORGAN STANLEY	CITIGROUP	CICC

Prospectus dated             , 2019.

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We[ and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until            , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report, or the Oliver Wyman Report, commissioned by us and prepared by Oliver Wyman, an independent research firm, to provide information regarding our industry and our market position in China. Unless otherwise specified, industry and market data contained in this prospectus are quoted from the Oliver Wyman Report.

Our Mission

Our mission is to make insurance easy and to help transform China’s insurance industry.

Overview

We are a leading independent online insurance product and service platform in China. Targeting the younger generation, we are dedicated to serving our insurance clients for their life-long insurance needs. Leveraging our online platform, we offer a wide variety of insurance products with a focus on long-term life and health insurance products, which are particularly suitable for our clients, and bring a whole new experience to them. We cooperate with the insurance companies that underwrite insurance products offered on our platform, and help them increase insurance sales, improve efficiency and unlock profit potential. According to the Oliver Wyman Report, we were the largest independent online long-term life and health insurance product and service platform in China as measured by total GWP facilitated in 2018.

We have accumulated a large insurance client base. As of December 31, 2018, we had cumulatively served 5.3 million insurance clients and 41.8 million insured. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2018, the average age of insurance clients who purchased life and health insurance products through our platform was 33. The younger generation are typically tech-savvy, with strong preference to online transactions. Our online platform offers digitalized insurance experience and services efficiently and effectively through various internet and mobile internet channels, attracting the younger generation and meeting the growing trend in online insurance purchase.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2018, we offered 193 life and health insurance products and 974 property & casualty insurance products. Our life and health insurance products contributed to approximately 73.7% of our brokerage income in 2018. In particular, long-term life and health insurance products we offered in 2018 accounted for 58.0% of the total first year premiums we facilitated in 2018. A substantial portion of these products have payment terms of 20 years or more. We believe that our insurance clients are at an early stage of establishing insurance protection for both themselves and their families. By focusing on long-term life and health insurance products, we create long-term engagement with our insurance clients, which we believe enables us to provide insurance services to our insurance clients along their life journey, and generate long-term recurring revenues from commission fees.

Given our long operating history, we have a deep understanding of insurance clients’ profiles and behavior, which enables us to create accurate profiling, detailed segmentation and to effectively reach and acquire insurance clients. We convert client traffic to our platform through high quality services and efficient client management systems. Our insurance consultants are young professionals with similar age profiles as our insurance clients, and they empathically understand and click with our clients. We offer our insurance consultants with professional training to ensure that they have a solid understanding of insurance products and provide high quality services. We maintain and enhance engagement with our clients through digital channels that are popular among younger generations. We also offer high quality free educational content to the general public, and thereby continually build and enhance our “Huize” brand. We continue to explore our insurance clients’ potential needs throughout the different stages of their lifetime and serve them with the suitable products.

We have established business cooperations with a large group of insurance companies, who we refer to as our insurer partners. As of December 31, 2018, we cooperated with 62 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive client base quickly, and enhance their insurance sales through our online platform. Our distribution capabilities are especially valuable for fast-growing insurance companies seeking efficient distribution channels. In addition, supported by our insurance expertise, actuarial capabilities, risk management capabilities and the large amount of client behavior data we possess and analyze, we take initiatives in designing and developing tailor-made insurance products together with our insurer partners. Such collaboration not only solidifies our relationship with insurer partners, but also allows us to better serve clients’ protection needs and to capture evolving market opportunities. In 2018, approximately 20.7% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

Through serving and supporting both insurance clients and insurer partners, we operate as an independent platform with a dual-engine business model. We provide insurance clients with suitable product recommendations, high-quality client services and smooth transaction experience. Meanwhile, we believe we enable our insurer partners to reach a large insurance client base online in a cost-efficient manner, which enhances their sales volume and increase their margins. Therefore, our insurer partners are able to offer more products with attractive terms on our platform, which in turn attracts more insurance clients, forming a virtuous cycle. Our founding team began operating an online insurance business under the “Huize” brand in 2006. We believe the 13 years of reputable track record in the industry and our powerful dual-engine model pose a significant entry barrier to potential competitors.

We have experienced substantial growth since our inception. The total number of insured we served increased from approximately 31.2 million as of December 31, 2017 to approximately 41.8 million as of December 31, 2018. The GWP we facilitated increased from RMB617.5 million in 2017 to RMB941.0 million in 2018. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our focus on long-term life and health insurance products, which by its nature brings long-term and recurring revenues, enhances our financial visibility. Our total operating revenue increased from RMB263.3 million in 2017 to RMB508.8 million (US$74.0 million) in 2018. Our net loss was RMB97.0 million in 2017. Our net profit was RMB2.9 million (US$0.4 million) in 2018. Our adjusted net loss in 2017 was RMB96.2 million, and our adjusted net profit in 2018 was RMB30.1 million (US$4.4 million). See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

Our Industry

China has become the second largest insurance market in the world since 2015 as measured by GWP, according to the Oliver Wyman Report. The size of China’s insurance market has increased rapidly from RMB1.7 trillion in 2013 to RMB3.8 trillion in 2018, representing a CAGR of 17%, and is projected to reach RMB6.9 trillion in 2023, representing a CAGR of 13% from 2018 to 2023. According to the Oliver Wyman Report, there are three core opportunities in China’s insurance industry:

•

Online insurance market: The rapid development of the Internet has contributed to the younger generation’s habit of purchasing products online. The tech-savvy younger generation has transitioned to a life stage of forming families, which triggers their compelling needs of purchasing insurance products and they prefer to do it online.

•

Independent service platform business model: Individual insurance agents are usually affiliated with specific insurance companies. They may not be independent and cannot provide impartial advice to insurance clients. Moreover, Chinese regulatory authorities promote the separation between production and distribution of insurance products to enhance the efficiency of the whole industry, a proven model in U.S. and Europe. Therefore, online independent insurance product and service platforms have been playing an increasingly important role in the industry value chain, especially to younger generation.

•

Long-term life and health insurance products focusing on protection: Benefiting from the growing long-term protection needs and enhanced product design capabilities, long-term life and health insurance segments hold the strongest growth potential among all types of insurance products. Multiple policies implemented by the PRC government in recent years have boosted the development of a protection-oriented long-term life and health insurance market. In addition, the cap imposed on the government’s payment for citizens’ medical claims amid the ongoing healthcare reform further heightened the demand for commercial long-term health insurance products.

Key success factors in the online independent insurance service platform market include: brand name, service capabilities, understanding client needs, effective client acquisition, client stickiness and lifetime value, a sizable business volume that enables steady cooperation with insurance companies, expansion of product offerings, robust risk management capabilities and high operating efficiency.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	leading position in the industry powered by our dual-engine business model;

•	quality client base with long-term client engagement;

•	effective client acquisition and retention;

•	outstanding product design and development capabilities powered by data;

•	strong technology infrastructure designed for and catering to insurance industry; and

•	visionary and experienced management and entrepreneurial corporate culture.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

•	expand client base and enhance client engagement;

•	deepen our cooperative relationships with insurer partners;

•	offer more products and develop more co-branded products;

•	invest in technology to improve operating efficiency; and

•	grow through mergers & acquisitions and overseas expansion.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

•	enhance our market leadership in the online insurance product and service industry;

•	navigate in the fast-changing regulatory environment;

•	develop and offer insurance products that meet the evolving market demand;

•	expand our client base through various channels;

•	maintain and improve our relationship with business partners;

•	maintain and enhance our “Huize” brand in a cost-effective manner;

•	maintain, develop and innovate our technologies; and

•	compete successfully.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

Our founding team began operating an online insurance business under the “Huize” brand in 2006. Shenzhen Huize Insurance Brokerage Co., Ltd., or Huize Brokerage, was established in 2011 in preparation for the launch of our platform. Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was our founder. In 2014, Mr. Cunjun Ma established Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, as a holding company in the PRC. We have been operating our business primarily through Huiye Tianze and its subsidiaries, including Huize Brokerage and Shenzhen Huize Shidai Co., Ltd., since 2014.

Our company, Huize Holding Limited, formerly known as Smart Choice Holding Limited, was established in 2014 by three shareholders: (i) Huidz Holding Limited, Mr. Cunjun Ma’s holding company incorporated in the British Virgin Islands; (ii) Crov Global Holding Limited, incorporated in the British Virgin Islands, the investment vehicle of Focus Technology Co., Ltd., an A-share listed company; and (iii) SAIF IV Healthcare (BVI) Limited incorporated in the British Virgin Islands. Huize Holding Limited established Smart Choice Ventures Limited in the British Virgin Islands and Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, in Hong Kong. Hong Kong Smart Choice subsequently established a wholly owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, in 2015.

In June 2019, we undertook a restructuring in order for shareholders of our VIE to own shares of our company, and we obtained control and became the primary beneficiary of Huiye Tianze by entering into a series of contractual arrangements with it and its shareholders through our WFOE. We are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The chart below summarizes our corporate structure and identifies our significant subsidiaries, our VIE and its significant subsidiaries, as of the date of this prospectus:

Note:

(1)

Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 27.56% shares in Huiye Tianze; (2) PRC holding entities of our shareholders, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic of China. Our telephone number at this address is +86 755 3689 9088. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.huize.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is             , located at             .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“common shares” are to our common shares, par value US$0.00001 per share;

•	“GWP” are to gross written premiums, which include first year premiums and renewal premiums where applicable;

•	“insurer partners” are to the insurance companies we work with who underwrite insurance products on our platform;

•	“insurance clients” are to purchasers of insurance products we distribute through our platform;

•

“insured” are to individuals that are insured under insurance policies; when calculating the number of insured for any given period, we eliminate duplicates so that an insured that protected by more than one policy during the period would be counted as one insured for such period; when calculating the cumulative number of insured, we eliminate duplicates so that an insured protected by more than one policy through our platform would be counted as one insured;

•	“our VIE” are to Shenzhen Huiye Tianze Investment Holding Co., Ltd.;

•	“our WFOE” are to Zhixuan International Management Consulting (Shenzhen) Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•

“we,” “us,” “our company” and “our” are to Huize Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity.

When disclosing our operating matrix, we only took into consideration our business operation in mainland China. An insurance product with a term that is longer than one year is categorized as a long-term insurance product. An independent platform refers to a platform that is not affiliated with insurance companies or other insurance industry participants. In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 31, 2019, the noon buying rate for Renminbi was RMB6.9027 to US$1.00.

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Common shares issued and outstanding immediately after this offering	common shares (or common shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents common shares, par value US$0.00001 per share.

The depositary will hold common shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for common shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We[ and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) investment in technology, (ii) product design and development, and (iii) general corporate purpose and potential investments. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, common shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “ .” The ADSs and our common shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary

The number of common shares that will be outstanding immediately after this offering:

•

is based on              common shares outstanding as of the date of this prospectus, assuming the automatic conversion of all of our outstanding preferred shares into common shares immediately prior to the completion of this offering; and

•	includes common shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data for the years ended December 31, 2017 and 2018, summary consolidated balance sheets data as of December 31, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income
Operating revenue
Brokerage income	251,556	503,547	73,238
Other income	11,776	5,281	768

Total operating revenue	263,332	508,828	74,006

Operating costs and expenses
Cost of revenue(1)	(164,750)	(316,397)	(46,018)
Other cost	(1,919)	(1,905)	(277)

Total operating costs	(166,669)	(318,302)	(46,295)
Selling expenses(1)	(104,980)	(94,613)	(13,761)
General and administrative expenses(1)	(41,877)	(46,177)	(6,716)
Research and development expenses(1)	(50,107)	(24,944)	(3,628)

Total operating costs and expenses	(363,633)	(484,036)	(70,400)

Operating (loss)/profit	(100,301)	24,792	3,606

Other income/(expenses)
Interest income/(expenses)	655	(27,111)	(3,943)
Unrealized exchange income/(loss)	36	(354)	(52)
Investment income	811	—	—
Others, net	1,171	4,569	665

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	1,896	276
Income tax expense	(406)	(278)	(40)
Share of income of equity method investee	989	1,310	190

Net (loss)/profit	(97,045)	2,928	426

Net profit/(loss) attributable to non-controlling interests	128	(224)	(33)

Net (loss)/profit attributable to Huize Holding Limited	(97,173)	3,152	459

Redeemable common shares redemption value accretion	(26,474)	(29,118)	(4,235)

Allocation to participating redeemable common shares	47,934	(1,558)	(227)

Net loss attributable to common shareholders	(75,713)	(27,524)	(4,003)

Weighted average number of common shares used in computing net loss per share
Basic and diluted	445,272,000	445,272,000	445,272,000
Net loss per share attributable to common shareholders
Basic and diluted	(0.17)	(0.06)	(0.01)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	1
Selling expenses	196	110	16
General and administrative expenses	386	726	106
Research and development expenses	203	122	18

Total	811	967	141

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	12,261	6,640	966
Restricted cash (including amounts of the consolidated VIE of RMB 27,992 and RMB 145,599 thousand as of December 31, 2017 and 2018, respectively)	28,019	145,631	21,181
Accounts receivable, net of allowance for doubtful accounts	70,690	108,434	15,771
Long-term investments	17,765	21,575	3,138

Total assets	165,777	334,084	48,591

Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 15,220 thousand and RMB 72,989 thousand as of December 31, 2017 and 2018, respectively)	15,453	73,448	10,682
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 101,694 thousand and RMB 114,447 thousand as of December 31, 2017 and 2018, respectively)	101,694	114,447	16,646
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB25,522 thousand and RMB 60,599 thousand as of December 31, 2017 and 2018, respectively)	26,036	36,908	5,368
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 17,017 thousand and RMB 31,850 thousand as of December 31, 2017 and 2018, respectively)	17,017	31,850	4,632
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 206 thousand and RMB 206 thousand as of December 31, 2017 and 2018, respectively)	445	250	36

Total liabilities	183,919	297,549	43,277

Total mezzanine equity	367,228	421,773	61,344
Total shareholders’ deficit	(385,370)	(385,238)	(56,030)

Total liabilities, mezzanine equity and shareholders’ deficit	165,777	334,084	48,591

The following table sets forth our summary consolidated cash flow data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(85,349)	66,853	9,723
Net cash provided by/(used in) investing activities	57,767	(3,554)	(517)
Net cash provided by financing activities	22,988	48,572	7,065

Effect of exchange rate changes on cash and cash equivalents	(234)	120	18
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	16,289
Total cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	5,858

Total cash and cash equivalents and restricted cash at end of the year	40,280	152,271	22,147

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net (loss)/profit	(97,045)	2,928	426
Share-based compensation expenses	811	967	141
Interest on convertible bond	—	26,249	3,818

Adjusted net (loss)/profit	(96,234)	30,144	4,385

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in the emerging, rapidly evolving and highly competitive online insurance product and service industry, which makes it difficult to predict our future prospects. Our historical operating and financial results may not be indicative of future performance.

We operate in China’s online insurance product and service industry, which is rapidly evolving and may not develop as we anticipate. This industry is relatively new, and business models continue to evolve. The regulatory framework governing the insurance industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we will continue to introduce new insurance products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may impose more rigorous risk management system and/or policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively predict our future prospects.

The risks and challenges we encounter or may encounter in this emerging, dynamic and competitive market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

•	navigate in an evolving and complex regulatory environment;

•	grow our insurance client base in a cost-efficient manner;

•	develop and launch diversified and distinguishable products to effectively address the evolving needs of our insurance clients;

•	develop and maintain relationships with our existing business partners and attract new business partners;

•	enhance and maintain the recognition of our brand;

•	enhance our risk management capabilities;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and

•	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape.

If we fail to educate business partners and clients about the value of our platform and services, if the market for our products and services does not develop as we expect, if we fail to address the needs of our target clients, or if we are not able to effectively tackle other risks and challenges that we may encounter, our business and results of operations may be harmed.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are unclear, evolving and involve uncertainties. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. Since the online insurance product and service industry in China has emerged and keeps evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change. For example, the CBIRC may enact new rules or regulations to replace the Interim Regulatory Measures for Online Insurance Business, promulgated by its predecessor on July 22, 2015, effective on October 1, 2015. We cannot assure you that our current business operations will remain fully compliant with new regulatory requirements that might become effective. In particular, if any new operating licenses or permits are required under the new regulatory requirements, there is no guarantee that we will be able to obtain them on a timely basis, or at all.

China’s insurance regulatory regime is undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to clients. As a result, our business and results of operations might be materially and adversely affected. In addition, there are uncertainties with regard to how the changing laws, regulations and regulatory requirements would apply to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, as part of our marketing efforts, we have in the past offered potential insurance clients small amounts of cash rewards to encourage their engagement with our platform before they purchased insurance products. Such amounts were deductible from the premiums payable should such potential clients subsequently purchase insurance products on our platform. It is unclear whether such arrangement might be deemed as additional benefits offered to insurance clients other than those benefits stipulated in the insurance contracts, which is prohibited under relevant PRC laws and regulations. As of the date of this prospectus, we no longer offer these cash rewards, but there is no guarantee that our practice in the past would not subject us to administrative measures retrospectively taken by regulatory authorities. Furthermore, misconduct of our insurer partners, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements might subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our insurer partners or insurance clients. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, the CBIRC and its local counterparts have conducted several inspections, reviews and inquiries on us and identified certain non-compliance incidents in our business operation, risk management and internal control, including incidents with respect to settlement of insurance premiums through and our cooperation with third-party online platforms that have not registered with regulatory authorities. In particular, (i) we have in the past misused funds in the insurance premium accounts; and (ii) some of our business partners, including certain travel agencies and user traffic channels lacking relevant licenses or approvals, have collected a small portion of insurance premiums on our behalf. According to relevant PRC laws, insurance brokerage companies like us are required to set up separate accounts to receive and hold the insurance premiums they receive from insurance clients on behalf of insurance companies and are prohibited from using or misusing such funds. Failure to comply with such regulatory requirements may subject us to making rectifications, warnings, fines, or further, revocation of our Licence for Operating Insurance Brokerage Services, or the Insurance Brokerage Licence, in the case where regulatory authorities consider such action as a material violation. In addition, entities that do not hold licenses required by PRC regulatory authorities are not allowed to collect insurance premiums on behalf of us under relevant PRC laws and regulations. We may be required by relevant regulatory authorities to suspend or terminate cooperation with these unlicensed entities. We have taken remedial measures to rectify the aforementioned non-compliance incidents. As of the date of this prospectus, we have returned all of the insurance premiums that we had misused in the past. We plan to adopt a more rigorous internal control system to manage our cooperation with unlicensed business partners with regard to the collection of insurance premiums on our behalf.

We are in the process of rectifying all non-compliance incidents that we are aware of under the unclear and changing regulatory environment. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

We incurred net losses in the past. Although we have started generating net profit recently, we may not be able to stay profitable in the future.

We had net loss of RMB97.0 million in 2017 and generated net profit of RMB2.9 million (US$0.4 million) in 2018. We cannot assure you that we will be able to stay profitable in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new clients and further develop our insurance product and service offering and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, if we fail to compete successfully with our existing or potential competitors, or if our tailor-made insurance products are not accepted by the market as we expect, we will receive lower-than-expected insurance brokerage income, and our financial results will be adversely affected. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business. Various governmental authorities in the PRC have promulgated various regulations on the insurance business and internet-based services, including regulations requiring an Insurance Brokerage License and an ICP License. We have obtained, renewed and maintained our Insurance Brokerage License and our ICP License as required by the PRC regulatory authorities. However, there is no assurance that the PRC regulatory authorities will not issue new regulations governing the internet or the insurance product and service industry that might require us to obtain additional licenses, permits or approvals for our current or future business operations, which may materially and adversely our business operations and financial condition.

If we fail to source, design and develop insurance products catering to the evolving needs of insurance clients, we may not be able to retain existing insurance clients or attract new insurance clients to our online platform.

Our future growth depends on our ability to continue to attract new insurance clients and to generate new purchases from existing clients. We must stay abreast of emerging client preferences and product trends that will appeal to existing and potential insurance clients. Our platform makes personalized recommendations of insurance products to clients based on their needs, and offers a comprehensive suite of services to ensure a smooth and efficient insurance experience. We also develop insurance products in cooperation with our insurer partners to meet the evolving needs of insurance clients. Our ability to provide these products and services is dependent on our insurance expertise and our market data analytical capabilities. However, there is no assurance that the insurance products and services that we design and develop together with our insurer partners will cater to the needs of potential or existing insurance clients, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If insurance clients cannot find their desired products on our platform at attractive prices and terms, or find their experience with us dissatisfactory, they may lose trust in us and turn to other channels for their insurance needs, which in turn may materially and adversely affect our business, financial condition and results of operations.

We leverage our user traffic channels to attract new insurance clients to our platform and incur significant costs on paying our user traffic channels service fees.

In addition to growing our client base organically, we also cooperate with our user traffic channels to convert their user traffic to client base of our platform. Our agreements with user traffic channels are generally one to three years subject to renewal. We believe that we generally maintain good relationships with our user traffic channels. However, we cannot assure you that our relationships with them will remain cooperative. If our user traffic channels terminate their cooperation with us, do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us due to regulatory requirements, we may lose potential clients and our business and results of operations will be negatively affected. In addition, if our user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our clients, our business and results of operations may suffer.

Furthermore, we have incurred significant expenses on paying our user traffic channels service fees and advertisement fees. If certain of our existing user traffic channels require higher rates of service fees or we fail to negotiate favorable terms with them or find new user traffic channels, our cost of client acquisition costs may increase, and our results of operations may be adversely affected.

Any harm to our brand, failure to maintain and enhance our brand recognition, or failure to do so in a cost-effective manner may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our “Huize” brand among our insurance clients, insurer partners, user traffic channels and other industry participants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintain and enhance our brand. These factors include our ability to:

•	provide compelling products and insurance experience to clients;

•	maintain or improve satisfaction with our client services;

•	increase brand awareness through marketing and brand promotion activities;

•	maintain the reliability of our online platform and technology-based systems;

•	preserve our reputation and goodwill in the event of any negative publicity on us, our partners or the industry in general; and

•	maintain our cooperative relationships with business partners.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our online platform, products and services, it may be difficult to maintain and grow our client base, and our business and growth prospects may be materially and adversely affected.

Furthermore, if we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of insurance products on our platform. Our marketing and promotional activities may not be well received by clients and may not achieve anticipated results. Marketing approaches and tools in insurance market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability.

We depend on our cooperation with our insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail.

Our relationship with insurer partners is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurer partners. Certain insurer partners have accounted for a significant portion of our revenues in the past. Our two largest insurer partners in terms of operating revenue contribution in 2018 aggregately accounted for 40% of our total operating revenue in 2018. While we continually seek to diversify our insurer partners, there can be no assurance that the concentration will further decrease. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners on our platform. We provide intelligent underwriting services and integrated solutions to our insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. If insurer partners are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our competitors.

Moreover, insurance companies we work with may develop their own technology capabilities to serve insurance clients online. There can be no assurance that we can maintain relationships with our existing insurer partners on commercially desirable terms. If we fail to prove that our technology capabilities could help improve their operating efficiency or are otherwise valuable to them, our business, financial performance and prospects will be materially and adversely affected.

Furthermore, if our insurer partners or the reinsurance companies they partner with fail to properly fulfil their obligations as insurers under the insurance policies sold on our platform, our clients may lose faith in our platform. If our insurer partners or the reinsurance companies they partner with become insolvent, our clients may not be able to realize the protection expected from the insurance policies, which will negatively affect our reputation and results of operations.

We may not be able to ensure the accuracy and completeness of product information and the effectiveness of our recommendation of insurance products on our platform.

Our insurance clients rely on the insurance product information we provide on our platform. While we believe that such information is generally accurate, complete and reliable, there can be no assurance that the accuracy, completeness or reliability of the information can be maintained in the future. We had in the past failed to provide legally required disclosure on our platform to the attention of our clients, including how we are paid as an insurance broker, and whether we are affiliated with our insurer partners and other insurance institutions. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of our insurer partners, or we fail to present accurate or complete information of any insurance products which could lead to our clients’ failure to get the protection or us being warned or punished by regulatory authorities, our reputation could be harmed and we could experience reduced user traffic to our platform, which may adversely affect our business and financial performance.

We may not be able to recommend suitable insurance products to our clients. Our search and recommendation engine may fail to function properly. The data provided to us by our clients, insurer partners and user traffic channels may not be accurate or up to date. Our professional consultation team may not fully understand the clients’ insurance needs and recommend suitable products to them. If our clients are recommended insurance products that do not suit their protection needs, they may lose trust in our platform. Meanwhile, our insurer partners may find our recommendation ineffective. Our insurance clients and insurer partners may consequently be reluctant to continue to use our platform, and our insurer partners may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees and increased capital expenditures.

The online independent insurance service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. New competitors may emerge at any time. Some of our competitors also offer their insurance products on our platform, so they both compete and cooperate with us. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of clients and insurance companies. In addition, our target insurance clients, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, even if we take initiatives in developing our insurance service capabilities in these neighboring insurance markets, which may reduce demand for our services, result in loss of market share, and further result in reduction of operating margins and departures of qualified employees.

The proper functioning of our internet platform and technology infrastructure is essential to our business. Any disruption to our IT systems and infrastructure could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our users.

The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain clients and our ability to maintain a satisfactory user experience and client service. Our servers may be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill client orders. We have not experienced system interruptions that materially affected our operations in the past, but we can provide no assurance that we will not experience unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenues.

We have identified deficiencies in our information technology system relating to (i) lack of necessary management and supervision of super user/administrative accounts, and (ii) lack of formal management control during program development and change process. We have engaged risk assurance advisors to help us design and implement IT controls necessary for us, including updating our IT security policy, enhancing management of IT system and database. However, there can be no assurance that the foregoing deficiencies can be cured in a timely and cost-effective manner. We may identify other deficiencies in the future, which may require us to expend significant resources to remediate.

Additionally, we are constantly upgrading our platform and infrastructure to provide increased scale, improved performance and additional built-in functions and additional capacities. Maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and insurer partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. The PRC Network Security Law promulgated by the Standing Committee of the National People’s Congress, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. If we were found by the regulatory authorities to have failed to comply with the PRC Network Security Law, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of our platform or even criminal liabilities and our business, financial condition and results of operations would be adversely affected.

Our business generates and processes a large amount of data. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform.

Our platform stores and processes certain personal and other sensitive data provided by insurance clients, and we make certain personal information provided by clients or third party data providers available to insurer partners with user consent. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

The sophisticated and innovative technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior client services. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for our daily operations. We expect these technologies to support the smooth performance of key functions in our platform, such as searching for and finding suitable insurance products, intelligent underwriting, and claim application and settlement. To adapt to evolving client needs, requirements of insurer partners, and emerging industry trends, we may need to develop other new technologies or upgrade existing platform and systems. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to maintain and make timely and cost-effective enhancement and upgrade to our technology and introduce innovative functions which can meet changing business and operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Negative publicity about us, our shareholders, insurer partners, user traffic channels and individual and institutional promoters that we cooperate with, and other participants in the insurance industry may harm our brand and reputation and have a material adverse effect on our business and operating results.

Our brand and reputation are critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	recommend suitable insurance products to users;

•	provide effective and smooth insurance experience to insurance clients;

•	enhance risk management capabilities;

•	innovate and improve the products and services we provide;

•	effectively manage and resolve complaints from users and insurer partners; and

•	effectively protect private information and data.

Any negative publicity about the foregoing or other aspects of our company, including but not limited to our directors, management, shareholders, business, legal compliance, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. In addition, regulatory inquiries or investigations, lawsuits initiated against us, employee misconduct, among other things, could also result in negative publicity on us. Furthermore, negative publicity with respect to our business partners or the industry in which we operate may materially and adversely affect our business and results of operations.

Some user traffic channels that we cooperate with have not obtained operating licenses or completed regulatory registrations that are required to cooperate with us, or have failed to disclose legally required information to clients.

We leverage our user traffic channels to convert their user traffic to our insurance clients. Under the PRC law, these user traffic channels are prohibited to sell any insurance products unless they hold licenses required by regulatory authorities, and are required to register with regulatory authorities as qualified third-party platforms that cooperate with us. Starting from 2015, we assisted user traffic channels that had established strong business relationships with us, which account for a relatively large portion of GWP facilitated on our platform, in their registration with regulatory authorities as qualified third-party online platforms that cooperate with us to operate online insurance business. For user traffic channels that have a relatively short history of cooperation with us, or those that contribute a less significant portion of GWP we facilitate on our platform, we have determined to change our cooperative business model with them to avoid the requirement for regulatory registration. Currently there are two business models, the CPS (Continuation Passing Style) model and the API (Application Programming Interface) model. Some of these unregistered user traffic channels have adopted the API model that involves transactions through technical integration with our system, which requires them to complete regulatory registrations as our qualified third-party online platforms. As of March 31, 2019, user traffic channels that we cooperate with had not been registered contributed to an insignificant portion of our total GWP facilitated. Unqualified online platforms may be required to terminate their cooperation with insurance institutions like us. Insurance institutions who cooperate with third-party online platforms that are not compliant with relevant PRC laws are subject to rectification orders, suspension of cooperation until such third-party online platforms become qualified or further, administrative penalties by the regulatory authorities. We are in the process of assisting user traffic channels that cooperate with us under the API model to complete the required regulatory registration, or modifying the cooperation model from API to CPS if we anticipate difficulty in completing the required registration. We also plan to terminate our cooperation with certain user traffic channels if the relevant regulatory registration or adjustment of business model cannot be completed as we expect. However, we cannot guarantee that the aforesaid measures we take will timely address non-compliance issues, or that the regulatory authority will not enforce any penalties or take other actions against us. In addition, if we intend to terminate existing cooperative relationships with certain user traffic channels, we may face legal actions taken by them for breaches of existing business agreements or other legitimate reasons, which may adversely affect our business operations and financial condition.

In addition, as of the date of this prospectus, some of our user traffic channels have not obtained an ICP license or had not completed necessary filings or registrations with relevant authorities as required by applicable laws or regulations, the lack of which may result in termination of its internet-based business by regulatory authorities. Furthermore, as of May 31, 2019, some of our user traffic channels had failed to disclose legally required information to insurance clients on their platforms. Although we have notified the relevant user traffic channels to rectify the situation, there is no assurance that they will be able to rectify the situation and become compliant with regulatory requirements in a timely fashion, or at all. Our user traffic channels who have not been registered with regulatory authorities or have not obtained necessary licenses, or who have failed to disclose legally required information to clients may not be able to continue their cooperation with us, which may reduce the number of new clients attracted to our platform, and our cooperation with these user traffic channels may subject us to fines. As a result, our business, financial performance and results of operations may be materially and adversely affected.

Furthermore, under our agreements with certain insurer partners, we are not allowed to distribute their insurance products through user traffic channels that have not been registered as qualified third-party online insurance service providers. Therefore, we may breach the agreements with them if we distribute their insurance products through unregistered user traffic channels, which might subject us to defaulting liabilities and adversely affect our financial condition.

Our business model may be replicated by other online insurance distributors or product and service platforms, and internet companies and traditional insurance companies aiming to engage in online insurance distribution business.

The leading Chinese internet companies have experienced the fast-moving internet development in China in past decades and have demonstrated their strong capacities in client-centric and efficiency driven business development and innovation. We are operating in an emerging industry, and we may be exposed to uncertainties and risks. Given the large amount of data and strong capacity of technological development the leading Chinese internet companies have, we believe it is possible that these companies can develop their insurance business to compete with us in a short period of time. In addition, we have seen certain traditional insurance companies and other insurance service providers enter the online insurance service market in order to take advantage of the soaring opportunities emerged from online ecosystems. Considering these internet companies’ strong abilities in promoting their products through their existing abundant online channels and the potential of traditional insurance companies and other insurance service providers to convert their offline resources and clients online, we may face severe competition in the near future from these potential competitors. Moreover, given that terms of insurance product are relatively transparent, our competitors can copy the insurance products we design and develop together with our insurer partners soon after they are launched, possibly at lower prices than what we offer. If we fail to continue to upgrade our insurance product offerings that meet market demand quickly, we may not be able to keep our edge in the competition, and our business and results of operations will be negatively affected.

Because the brokerage income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.

We are engaged in the insurance agency and brokerage business and derive revenues primarily from commission fees paid by the insurer partners whose insurance policies our clients purchase. The commission fee rates are set by insurer partners or negotiated between insurer partners and us, and are based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect our insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, consumer demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the CBIRC. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

We rely on the multi-dimensional data we collect to enhance our business performance and results, and we cannot assure you that we will be able to accumulate or access sufficient data in the future or to analyze the data effectively, the lack of which may materially and adversely affect our business and results of operations.

We highly rely on our data in every step of the entire insurance value chain, including research and development of our insurance products, risk management, claim settlement, and client services. We develop our proprietary technologies on top of cloud computing infrastructures of third-party providers to automate and streamline the various processes in our operations, support our day-to-day business analytics and provide periodic or real-time applications in supporting our large amount of transactions and executing our strategies. We have made substantial investments in ensuring the effectiveness of our data analytics that supports our rapid growth and enables us to provide efficient services to insurance clients. We cannot assure you that we will be able to continually collect and retain sufficient data, or improve our data technologies to satisfy our operating needs. Failure to do so will materially and adversely affect our business and results of operations.

Failure to maintain accuracy in actuarial statistics, assisting in underwriting, and proposing pricing of insurance products to insurer partners could have a material adverse effect on our business, results of operations and financial condition.

We operate an intelligent underwriting system where we code underwriting criteria set by insurers in our system and the system automatically generates eligibility for purchasing insurance products. For customized insurance products we designed and developed together with our insurer partners, we conduct actuarial and propose pricing range to our insurer partners. Therefore, we rely heavily on the accuracy in actuarial statistics and capabilities in accurate underwriting and proposing pricing of products we offer to conduct our business, including recording and processing our operational and financial data and effectively executing our business plans through accurate actuarial analysis and pricing modeling. The proper functioning of our actuarial analysis, statistical analysis, products pricing suggestion, risk management, financial control, accounting, client database, client service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will be able to continue to upgrade our technology and maintain our capacity and accuracy, or to successfully retain our employees with actuarial expertise or to hire new ones. Failure of maintaining such capacity and accuracy could have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our brokerage income is contributed by a limited number of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We generate a significant portion of our brokerage income from a limited number of popular insurance products, primarily our tailor-made long-term life and health insurance products. In 2018, the top five insurance products in terms of brokerage income contribution aggregately accounted for 37.5% of our total brokerage income, as compared to 27.4% in 2017. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms making these tailor-made insurance products more attractive than others. Although we plan to continue to diversify our product offerings, launch more tailor-made insurance products, expand our client base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease and our financial condition and results of operations may be materially and adversely affected.

We sell insurance products on our platform through certain individual or institutional promoters, including individuals who are registered with other insurance institutions and individuals who are not registered with any insurance institutions, which may subject us to potential regulatory risks and may cause breaches of our agreements with insurer partners.

Through www.jumi18.com and www.qixin18.com, we engage individual or institutional promoters, including institutions lacking insurance operating licenses, individuals whose practice registrations are registered with insurance institutions other than us and individuals who are not registered with any insurance institutions, to promote insurance products we offer on our platform. In return, we pay the promoters a service fee. Under relevant PRC laws and regulations, professional insurance intermediaries like us must complete practice registration for such promoters as our representatives or agents or insurance companies selling insurance products through us. For those individual promoters who have a relatively short history of cooperation with us, or that contribute a less significant portion of GWP we facilitate on our platform, we may not have completed their practice registrations with us. As of the date of this prospectus, individual promoters that have not been registered with us contribute to a small portion of the GWP facilitated through our platform. Our cooperation with institutional promoters lacking regulatory registrations may subject us to regulatory risks, and thus we are in the process of terminating our cooperation with these promoters, or registering these promoters as our third-party platforms to stay in compliance with regulatory requirements. We may be subject to administrative orders to rectify these historical non-compliance incidents or further, administrative penalties imposed by the regulatory authorities retrospectively, and if so, our business and results of operations might be materially and adversely affected.

In addition, under relevant PRC laws and regulations, an individual insurance agent or insurance broker can only act within the scope of authority granted by the insurance institution that he/she is registered with. Furthermore, an individual insurance agent who sells life insurance products is only eligible to register with and act as the agent of just one licensed insurance company. Consequently, there exist potential regulatory risks with regard to individuals whose activities go beyond the above restrictions in certain transactions, and if the regulatory authorities take actions against us on these transactions, we may be subject to administrative orders for rectifications, administrative penalties or other actions imposed by the regulatory authorities, which will negatively affect our business and results of operations. Moreover, other insurance institutions with which these individuals are registered may take legal actions against us on the ground of unfair competition or breach of contract, where applicable. As of the date of the prospectus, there has been no such action taken or threatened against us. However, we cannot assure you that we will not face such legal actions in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming to deal with, and could divert resources and the management’s attention from the operation of our business. If we are found liable in any such legal actions, we might be required to pay substantial amounts of damages to these insurance institutions and our business and reputation will suffer.

Furthermore, under our agreements with certain insurer partners, we should not delegate any of our rights or obligations as their insurance service provider to any third party. These insurer partners may consider our cooperation with third-party insurance agents as a breach of their agreements with us, which may subject us to liabilities under the agreements and damage our cooperative relationships with these insurer partners, and in turn adversely affect our business and results of operations.

Our business operation in Hong Kong had been incompliant with applicable laws and regulations.

In the past, the operations of our Hong Kong subsidiaries, Full Run Insurance Broker Limited, or Full Run, and Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, had certain non-compliance incidents under applicable Hong Kong laws and regulations. In particular, as a licensed insurance broker in Hong Kong, Full Run had carried out solicitation activities of insurance business in China that were not authorized by Insurance Authority, the competent regulatory authority in Hong Kong. Such solicitation activities exceeded the permissible business scope of Full Run under its Hong Kong insurance business license. Additionally, Full Run was previously imposed disciplinary actions taken by Professional Insurance Broker Association, or PIBA, for the same misconduct, and had taken rectification measures to the satisfaction of PIBA. Moreover, Full Run failed to comply with certain corporate governance requirements under the Hong Kong law, as well as certain guidelines issued by the Insurance Authority of Hong Kong. These non-compliant incidents may subject Full Run to consequences such as fine, written warning, public censure, sanction, and revocation of license or withdrawal of the authorization to conduct its business. Hong Kong Smart Choice, a company that is not a licensed insurance broker in Hong Kong, had engaged certain third parties to provide insurance advisory services to clients, which may be deemed as an offense under the Insurance Ordinance of Hong Kong and may subject

Hong Kong Smart Choice to fines or even criminal liabilities. If our Hong Kong subsidiaries are punished by Hong Kong regulatory authorities for any of the above incompliant business operations, we may bear economical losses, our Hong Kong operations may be partially or wholly suspended, and our reputation, business, results of operations and our financial conditions will suffer.

We have in the past made claim payments to insurance clients at our own discretion under our agreements with insurer partners.

Prior to early 2019, pursuant to our agreements with certain property & casualty insurer partners, we provided claim payment services to insurance clients for small amount claim applications to expedite the claim settlement and thus enhance user experience. For insurance clients who submitted claim applications on Ding Dong Claim under certain pre-determined amounts, we made advance payments directly to insurance clients, and subsequently claim these payments from our insurer partners. For claim applications that either exceed these amounts, or that we disagreed to pay, we defer the applications to our respective insurance partners to process. According to the PRC law, only licensed insurance companies are eligible to determine the final amounts for claim settlement. Therefore, the claim settlement process we applied through Ding Dong Claim prior to early 2019 may be considered as activities exceeding our business scope, and may subject us to fines and warnings by PRC regulatory authorities. We are in the process of amending our agreements with most of the relevant insurer partners with regard to our claim settlement procedures to ensure that our insurer partners have the sole discretion in determining whether to approve claim applications and the final amounts for claim settlement. However, we cannot guarantee you that our past practice will not expose us to penalties or other regulatory actions, the occurrence of which may negatively affect our reputation, business and results of operations.

In addition, for claim applications that we have made advance payments, our insurer partners may reject reimbursement to us, which will adversely affect our financial condition. If it takes longer time for these insurance partners to reimburse us than we expect, we will be subject to greater pressure on our cash flow, which will adversely affect our results of operations and financial conditions.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Acquisitions, strategic alliances and investments could be difficult to integrate, disrupt our business and lower our results of operations and the value of your investment.

We may enter into selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further improve our technology system. These strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operation. In addition, certain shareholders operate similar insurance product and service platforms like we do and there remain potential conflicts of interest. If any of such conflicts of interest are not resolved in our favor, we could lose opportunities in strategic acquisitions and alliances, and our business, financial condition and results of operations will be materially and adversely affected.

Our success depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly our co-founders and the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to find suitable replacements, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

If we are unable to recruit, train and retain qualified personnel, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve insurance clients and insurer partners could diminish, resulting in a material adverse effect to our business.

If our user traffic channels, other business partners or employees engage in any misconduct or cause errors to occur in our system, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our user traffic channels, other parties we collaborate with and by our employees. Our business depends on our employees and/or business partners to interact with clients and provide various services in relation to the purchase of insurance products. Misconduct could include making misrepresentations when marketing or selling insurance products to clients, hiding or falsifying material information in relation to insurance contracts, colluding with applicants, insureds, or beneficiaries to obtain insurance benefits, failing to disclose legally required information to clients, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We could also be negatively impacted if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human errors, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or business partners fail to follow our rules and procedures when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. Any of these occurrences could result in our diminished ability to operate our business, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Any failure to protect our intellectual property could harm our business and competitive position.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our future growth depends on the further acceptance of the internet as an effective platform for disseminating insurance products and content.

The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content in recent years. However, certain participants in the industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance clients may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. If we fail to educate clients, insurance companies and reinsurance companies about the value of our platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed, which could negatively affect our business and results of operations.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including but not limited to our clients and partners, or other events that are out of our control, that could adversely affect our product quality and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

Failure to deal effectively with any fraud perpetrated on our platform could harm our business.

We face risks with respect to fraudulent activities on our platform. We cannot guarantee that all of the transactions conducted on our platform with insurance clients are commercially fair. We cannot fully eliminate insurance fraud and reverse selection insurance behaviors. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our insurance clients and insurer partners. In addition, illegal, fraudulent or collusive activities by our employees or third party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business, financial condition and results of operations.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We may from time to time be involved in disputes with various parties involved in the development and sale of our products. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs to our operations, and diversion of our management’s attention. In addition, we may disagree with regulatory bodies in certain aspects in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our properly developments. We have been involved in legal proceedings or disputes in the ordinary course of business. In addition, as we change our cooperation model or terminate cooperation with some of our user traffic channels and individual agents to meet regulatory requirements, we cannot assure you that dispute will not arise therefrom or any of these counterparties will not take legal actions against us. We cannot assure you that we will not be involved in any other major legal proceedings in the future. Any involvement on these disputes may materially and adversely affect our business, financial condition and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

Certain of our lease agreements have not been registered with the relevant PRC government authorities as required by PRC law, which will not affect the validity of these lease agreements but may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, the specific amount of which is at the discretion of the relevant authority. Out of the eight lease agreements we had as of the date of this prospectus, we had not completed lease agreement registration for six properties, and our maximum exposure to penalties by relevant PRC authorities for failure of registration was approximately RMB 60,000.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures and we were never required to evaluate our internal control within a specified period. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2018. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and our independent registered public accounting firm are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the US-China trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and insurance industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shenzhen. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shenzhen, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shenzhen. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to the PRC legal restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance brokerage business, we rely on certain contractual arrangements with our VIE and its shareholders to conduct substantially all of our operations in China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) under the Guidance Catalogue of Industries for Foreign Investment promulgated in 2007, revised in June 2017, and the Special Administrative Measures for Access of Foreign Investment, or the Negative List, 2018 Edition, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.

We are a Cayman Islands exempted company and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct operations in China through an affiliated PRC entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze. We have entered into a series of contractual arrangements with Huiye Tianze and its shareholders, which enable us to (i) exercise effective control over Huiye Tianze, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Huiye Tianze, and (iii) have an exclusive option to purchase all or part of the equity interests in or assets of Huiye Tianze when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of Huiye Tianze and hence consolidate its financial results as our variable interest entity, or our VIE, under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiary, our VIE and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary, our VIE or its subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•

shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE, our VIE and its subsidiaries;

•	imposing fines, confiscating the income from our WFOE, our VIE or its subsidiaries, or imposing other requirements with which we or our VIE may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledge of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•

restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Law, we believe that our company is a pure equity holding company since our company only holds equity participation with other entities and only earns dividends and capital gains. Accordingly, for so long as our company is a “pure equity holding company”, our company is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Law; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

We rely on contractual arrangements with our VIE, and its shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with our VIE and its shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Corporate History and Structure.” The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIE.

If our VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The directors of our VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

PRC laws and regulations provide that a director owes a fiduciary duty to the company to which he or she acts as a director. The directors of our VIE, including Mr. Cunjun Ma and Mr. Li Jiang, our Chief Executive officer and our Chief Operating Officer, must act in good faith and in the best interests of our VIE and must not use their respective positions for personal gains. On the other hand, as the directors of our company, Mr. Cunjun Ma and Mr. Li Jiang have a duty of care and loyalty to our company and to our shareholders as a whole under the Cayman Islands law. We control our VIE through contractual arrangements, and the business and operations of our VIE are closely integrated with our subsidiaries’ business and operations. Nevertheless, conflicts of interests for these individuals may arise due to their dual roles both as directors of our VIE and as directors of our company.

We cannot assure you that should any conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. If we cannot resolve any conflicts of interest or disputes between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIE may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our VIE, shareholders of our VIE pledged their equity interests in our VIE to our WFOE to secure our VIE’s and its shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Exclusive Option and Equity Escrow Agreement. As of the date of this prospectus, we are preparing for the registration of such equity pledges with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIE, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Exclusive Option and Equity Escrow Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Exclusive Option and Equity Escrow Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOE shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIE provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIE under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and its subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE and its equity interests in its subsidiaries under the Exclusive Option and Equity Escrow Agreement.

If our VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of our VIE. If our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of our VIE. If our VIE liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our VIE to our WFOE under the applicable service agreement.

If the shareholders of our VIE were to attempt to voluntarily liquidate our VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIE to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the operation agreement signed by our WFOE, our VIE and its shareholders and according to the PRC Property Law, the shareholders of our VIE do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIE without our consent. In the event that the shareholders of our VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

Our contractual arrangements with our VIE may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our WFOE, our VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

Contractual arrangements we have entered into among our WFOE, our VIE and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net profit and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our WFOE, our VIE and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, our VIE, and our VIE’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late fees and other penalties.

We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOE, which in turn relies on consulting and other fees paid to us by our VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOE currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOE, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as our WFOE is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Furthermore, if our WFOE and consolidated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Relating to Doing Business in China—The dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOE and VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOE, our VIE and its subsidiaries. We may make loans to our WFOE, our VIE and its subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans to our WFOE, which are treated as Foreign Investment Enterprises, or FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE, our VIE and its subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. The limit for the total amount of foreign debt is two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce, or MOFCOM, or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE, our VIE or its subsidiaries or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

For approximately three decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on codified statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website and mobile app platform. We do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission, (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our reputation, business and results of operations.

Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.

Substantially all our income, costs and expenses are denominated in Renminbi, which is not currently a completely freely convertible currency. A portion of these income must be converted into other currencies to meet our foreign currency obligations, including our payments of declared dividends, if any, for our Shares.

Under the PRC’s existing foreign exchange regulations, by complying with certain procedural requirements, following the completion of this Offering, we will be able to undertake current account foreign exchange transactions, including payment of dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for capital account and current account transactions under certain circumstances. We may not be able to pay dividends in foreign currencies to our Shareholders if the PRC government restricts access to foreign currencies for current account transactions. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, approval from and registration with the SAFE and other PRC regulatory authorities are required where Renminbi is to be converted into foreign currency and remitted out of China for capital account transactions, which includes foreign direct investment and repayment of loans denominated in foreign currencies. These limitations could affect our ability to obtain foreign exchange through equity financing, or to obtain foreign exchange for capital expenditures.

The value of Renminbi against the HK dollar, the U.S. dollar and other currencies fluctuate, subject to change resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces or government policies may impact the exchange rate between the Renminbi and the HK dollar, the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Furthermore, the net proceeds from this Offering are expected to be deposited overseas in currencies other than Renminbi until we obtain necessary approvals from relevant PRC regulatory authorities to convert these proceeds into onshore Renminbi. If the net proceeds cannot be converted into onshore Renminbi in a timely manner, our ability to deploy these proceeds efficiently may be affected, as we will not be able to invest these proceeds on RMB-denominated assets onshore or deploy them in uses onshore where Renminbi is required, which may adversely affect our business, results of operations and financial condition.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The reporting currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all of their revenues and expenses are denominated in Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from, and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE or limit our WFOE’s ability to increase their registered capital or distribute profits.

PRC residents are required to file or obtain the certificates of outbound investment from, or register with, regulatory authorities when investing in offshore companies. According to administrative measures for the outbound investment by PRC entities promulgated by the NDRC and MOFCOM, PRC entities shall obtain the approval or file with the NDRC and MOFCOM when investing in offshore companies, and shall update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

As of the date of this prospectus, all of our beneficial owners who are PRC residents are still in the process of applying for SAFE registration or amendment of such registration pursuant to SAFE Circular 37. There can be no assurance that such registration can be successfully completed in a timely manner, or at all. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with applicable PRC regulations, including the requirements of NDRC and MOFCOM and their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with such requirements and obligations, and there is no assurance that the registration under SAFE Circular 37 will be completed in a timely manner, or will be completed at all. In addition, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with or will in the future update or apply for amendment with respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment. The failure of our beneficial owners who are PRC residents to register or amend certificates, filings or registrations in a timely manner pursuant to applicable PRC regulations, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in applicable PRC laws and regulations, may subject such beneficial owners or our WFOE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our WFOE and limit our WFOE’s ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOE have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of December 31, 2018, certain PRC subsidiaries of our VIE had not made adequate social insurances and housing fund contributions for their employees, failed to open and register the accounts for social insurance and housing funds or engage third-party agencies to make contributions in such agencies’ names to such employee benefit plans. We may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

Inflation and increases in labor costs in China could negatively affect our profitability and growth.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China or to enforce against them or us in China any judgments obtained from non-PRC courts.

Most of our directors and executive officers reside in China. In addition, most of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the relevant People’s Court or Hong Kong court for recognition and enforcement of the judgment. Although the arrangement became effective on August 1, 2008, the outcome and effectiveness of any action brought under the arrangement remains uncertain.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In collaboration with our third-party service providers, we have adopted various policies and procedures, such as internal controls and “know-your-client” procedures, for anti-money laundering purposes. The Guidelines on Promoting the Healthy Development of Internet Finance Industry, or the Fintech Guidelines purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

•	the establishment of a borrower identification program;

•	the monitoring and reporting of the suspicious transaction;

•	the preservation of borrower information and transaction records; and

•	the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of third-party service providers as a conduit for money laundering (including illegal cash operations) without our knowledge. If we were to be associated with money laundering (including illegal cash operations), our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and our third-party service providers comply with the applicable anti-money laundering laws and regulations, we and our third-party service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other insurance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There are uncertainties as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our WFOE may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our WFOE. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our WFOE will generally be subject to a 10% withholding tax, which would have a material adverse effect on our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remain uncertainties regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the EIT Law, your investment in our common shares or ADSs may be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOE and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our WFOE and consolidated entities have signed employment undertaking letters with us or our WFOE and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOE and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOE or consolidated entities, we, our WFOE or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the PRC affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to PRC accounting firms’ audit documents via the CSRC. If they failed to meet specified criteria, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainties regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and This Offering

There has been no previous public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our common shares or ADSs. We intend to apply to list our ADSs on the [the New York Stock Exchange/Nasdaq Stock Market]. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters, which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	Our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	Our or our competitors’ announcements of new products and services and expansions;

•	changes in financial estimates by securities analysts;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the [Securities Act of 1933, as amended, or the

Securities Act], and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              common shares) outstanding immediately after this offering, or              ADSs (equivalent to              common shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors, and existing shareholders [have agreed] not to sell any of our common shares or our ADSs or are otherwise subject to similar lockup restrictions for 180 days after the date of this prospectus without the prior written consent of [the representatives of the underwriters], subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our post-offering amended and restated articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”). Our post-offering amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law. Under the Companies Law, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOE, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of outstanding options to acquire common shares), representing the difference between (i) our pro forma net tangible book value per ADS of US$             as of             , 2019, after giving effect to this offering, and (ii) the assumed initial public offering price per share of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our common shares are issued upon the exercise of share options. Substantially all of the common shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying common shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying common shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the common shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least              days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the common shares underlying your ADSs are voted and you may have no legal remedy if the common shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote the common shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the common shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the common shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the common shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the common shares underlying your ADSs are voted, you cannot prevent the common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our common shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our common shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our shares or the ADSs, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our common shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may in the future rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Law and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our common shares and ADSs.

We will adopt the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [the New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] listing standards.

As a Cayman Islands exempted company listed on the [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. However, [the New York Stock Exchange/Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. [We may rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards applicable to U.S. domestic issuers.]

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or common shares to significant adverse United States federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC for any taxable year will also depend, in part, on the composition and classification of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and a non-United States corporation’s PFIC status for any taxable year is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “TAXATION—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon the completion of this offering, we will be a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [the New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of insurance industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with insurance clients, insurance companies and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•	of the net proceeds for investment in technology and client acquisition;

•	of the net proceeds for product design and development; and

•	the rest of the net proceeds for general corporate purpose and potential investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOE and VIE or to make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion as to whether to declare dividends subject to certain requirements of the Companies Law. Our post-offering amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law. Under the Companies Law, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Regulation—Regulations on Foreign Exchange.”

If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying the ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to the ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into common shares on a one-for-one basis upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into common shares on a one-for-one basis upon the completion of this offering, and (ii) the sale of                  common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of US$)(3)
	(Unaudited)
Mezzanine Equity:
Series A redeemable common shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	11,401	—
Series B redeemable common shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	35,186	—
Series B+ redeemable common shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	10,996	—
Series B++ redeemable preferred shares (US$0.00001 par value per share; 0 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	3,761	—
Total mezzanine equity	61,344	—
Shareholders’ deficit:
Common shares (US$0.00001 par value; 445,272,000 shares and 445,272,000 shares issued and outstanding as of December 31, 2017 and 2018)	5	9
Additional paid-in capital	404	61,744
Accumulated other comprehensive income	43	43
Accumulated deficit	(56,561)	(56,561)
Total shareholders’ deficit attributable to our shareholders	(56,109)	5,235
Non-controlling interests	79	79
Total shareholders’ deficit	(56,030)	5,314
Total mezzanine equity and shareholders’ deficit(2)	5,314	5,314

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total mezzanine equity and shareholders’ (deficit)/equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase/(decrease) in the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders’ (deficit)/equity and total mezzanine equity and shareholders’ (deficit)/equity by US$             million.

The pro forma and pro forma as adjusted equity securities are reflected using a rate of RMB6.8755 to US$1.00, the exchange rate in effect on December 31, 2018.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value as of December 31, 2018 was approximately US$             million, representing US$             per common share as of that date and US$             per ADS, or US$             per common share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per common share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Dilution is determined by subtracting pro forma net tangible book value per common share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per common share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to- common share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after December 31, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$            , or US$             per common share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per common share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per common share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Common Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2018	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per common share and per ADS after giving effect to this offering by US$             per common share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by US$             per common share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of common shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per common share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of common shares does not include common shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Common shares Purchased		Total Consideration			Average Price Per Common share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

[The discussion and tables above assume no exercise of any share options or restricted share units outstanding as of the date of this prospectus. As of the date of this prospectus, there are              common shares issuable upon the exercise of outstanding share options with exercise prices ranging from US$             per share to US$             per share. To the extent that any of these options and restricted share units are exercised, there will be further dilution to new investors.]

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

We have appointed                 , located at                 , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or common shares, to establish sufficient nexus to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our founding team began operating an online insurance business under the “Huize” brand in 2006. Shenzhen Huize Insurance Brokerage Co., Ltd., or Huize Brokerage, was established in 2011 in preparation for the launch of our platform. Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, was our founder.

In 2014, Mr. Cunjun Ma established Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, together with Focus Technology Co., Ltd. as a holding company in the PRC. Huiye Tianze acquired 100% shares of Huize Brokerage in 2014. Huiye Tianze subsequently established or acquired a series of wholly owned subsidiaries in the PRC, including Huize (Chengdu) Internet Technology Co., Ltd., Shenzhen Huize Shidai Co., Ltd., or Huize Shidai, and Shenzhen Zhixuan Wealth Investment Management Co., Ltd. We have been operating our business primarily through Huiye Tianze and its subsidiaries, including Huize Brokerage and Huize Shidai, since 2014.

When established, Huiye Tianze was initially owned by Mr. Cunjun Ma through his holding vehicle, and Focus Technology Co., Ltd. Huiye Tianze has completed four rounds of equity financing since its inception. In December 2014, Xiamen Siyuan Investment Management Co., Ltd. invested in Huiye Tianze. In January 2016, Mr. Cunjun Ma’s holding vehicle increased its shareholding in Huiye Tianze. In April 2016, several strategic investors, including, among others, Beijing La Ka La Internet Industrial Investment Fund LLP, Shenzhen Chuang Dong Fang Internet Financing Investment LLP and Jiaxing Weirong Investment Management Limited Partnership, invested in Huiye Tianze. In July 2016, Shenzhen Dachen Chuangkun Investment Limited Partnership invested in Huiye Tianze. In July 2018, Xinyu Dong Guang Yuan Investment Management Center LLP and Beijing La Ka La Investment Management Co., Ltd. invested in Huiye Tianze through purchasing a convertible bond issued by Huiye Tianze, a portion of which was converted to preferred shares in October 2018.

Our company, Huize Holding Limited, formerly known as Smart Choice Holding Limited, was established in 2014 by three shareholders: (i) Huidz Holding Limited, Mr. Cunjun Ma’s holding company incorporated in the British Virgin Islands; (ii) Crov Global Holding Limited, incorporated in the British Virgin Islands, the investment vehicle of Focus Technology Co., Ltd., an A-share listed company; and (iii) SAIF IV Healthcare (BVI) Limited, investment vehicle of Xiamen Siyuan Investment Management Co., Ltd. incorporated in the British Virgin Islands. Huize Holding Limited established Smart Choice Ventures Limited in the British Virgin Islands and Hong Kong Smart Choice Ventures Limited, or Hong Kong Smart Choice, in Hong Kong. Hong Kong Smart Choice subsequently established a wholly owned subsidiary in China, Zhixuan International Management Consulting (Shenzhen) Co., Ltd., or our WFOE, in 2015.

In June 2019, in preparation of this offering, we undertook a restructuring in order for shareholders of our VIE to own shares of our company, and we obtained control and became the primary beneficiary of Huiye Tianze by entering into a series of contractual arrangements with it and its shareholders through our WFOE. Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualifications requirements on foreign investors in the insurance brokerage business, we rely on these contractual arrangements to conduct a significant part of our operations in China. As a result of our direct ownership in our WFOE and the contractual arrangements with Huiye Tianze, or our VIE, and its shareholders, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

As of the date of this prospectus, our VIE’s shareholders have become shareholders of our company through their respective holding vehicles, and the shareholders’ rights and shareholding structure are substantially identical as the previous ones of our VIE. The chart below summarizes our corporate structure and identifies our significant subsidiaries, our VIE and its significant subsidiaries, as of the date of this prospectus:

Note:

(1)

Shareholders of Shenzhen Huiye Tianze Investment Holding Co., Ltd., or Huiye Tianze, are: (1) Shenzhen Huidecheng Investment Development Limited Partnership and Shenzhen Huideli Consulting Management Limited Partnership, both as our PRC ESOP holding entities, holding an aggregate of 27.56% shares in Huiye Tianze; (2) PRC holding entities of our shareholders, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company.

Contractual Arrangements with Our VIE and its Shareholders

Due to the PRC legal restrictions on foreign ownership of internet-based businesses and qualification requirements on foreign investors in the insurance brokerage business, we rely on certain contractual arrangements with our VIE and its shareholders to conduct substantially all of our operations in China. These contractual arrangements allow us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we expect to be regarded as the primary beneficiary of our VIE, and we will accordingly treat it as our variable interest entity under U.S. GAAP. We will consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of our VIE contractual arrangements:

Agreements that provide us with effective control over the VIE

Power of Attorney. On June 6, 2019, each shareholder of our VIE signed a Power of Attorney, pursuant to which each shareholder of our VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE, including but not limited to, the right to convene and attend shareholders’ meetings, sell, transfer or pledge any of our VIE’s assets, vote on any resolution that requires a shareholder vote, such as the appointment of legal representative, directors, and officers, as well as other shareholders’ voting rights permitted by the articles of association of the VIE. The shareholders’ power of attorney will remain effective until the earlier of (i) the date on which the shareholders are no longer registered shareholders of the VIE; (ii) the expiration date of the VIE; or (iii) the expiration date of term of operation after it has been legally extended (if any), unless otherwise instructed by our WFOE in writing.

Equity Pledge Agreements. On June 6, 2019, our WFOE entered into an equity pledge agreement with our VIE and its shareholders. Pursuant to the equity pledge agreement, the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, or together referred to as the “Cooperation Agreements.” In the event of a breach by the VIE or any of its shareholders of contractual obligations under the Cooperation Agreements or the equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The VIE and its shareholders also undertake that, without the prior written consent of our WFOE, the shareholders of the VIE will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will remain effective until the earlier of (i) the date on which all obligations secured have been fully paid; or (ii) the date on which the pledgors transfer all equity interests in Huiye Tianze and our WFOE is entitled to operate our business as permitted under applicable PRC law. As of the date of this prospectus, we are preparing for the registration of such equity pledges with relevant governmental authority.

Agreement that allows us to receive economic benefits from the VIE

Exclusive business cooperation agreement. On June 6, 2019, our WFOE, our VIE and its shareholders entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services. The VIE agrees to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIE shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior written consent of our WFOE. The exclusive business cooperation agreements will remain effective unless our WFOE exercises its exclusive option and is registered as the sole shareholder of the VIE or otherwise terminates the agreement.

Agreement that provides us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option and Equity Custody Agreement. On June 6, 2019, our WFOE entered into exclusive option and equity custody agreements with our VIE and its shareholders. Pursuant to the exclusive option and equity custody agreement, each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or its equity interests in the VIE and/or the assets that our VIE holds. Our WFOE or any third party designated by our WFOE may exercise such options at the price of RMB1, or minimum price as required by PRC laws and regulations when our WFOE or any third party designated by our WFOE exercises such options. If such price exceeds RMB1, the VIE’s shareholders shall return the excess portion to our WFOE. The shareholders of our VIE irrevocably and without consideration granted our WFOE to take custody of their shares in our VIE, where our WFOE holds and may exercise all shareholder’s rights of our VIE. The exclusive option and equity custody agreement will remain effective until all equity interests in the VIE and assets of the VIE have been transferred to our WFOE or its designated third party and registered under our WFOE or its designated third party or until our WFOE terminates the agreement unilaterally with 10 days prior written notice.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•

the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements among our company, our WFOE, our VIE and its shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income:
Operating revenue
Brokerage income	251,556	503,547	73,238
Other income	11,776	5,281	768

Total operating revenue	263,332	508,828	74,006

Operating costs and expenses
Cost of revenue(1)	(164,750)	(316,397)	(46,018)
Other cost	(1,919)	(1,905)	(277)

Total operating costs	(166,669)	(318,302)	(46,295)
Selling expenses(1)	(104,980)	(94,613)	(13,761)
General and administrative expenses(1)	(41,877)	(46,177)	(6,716)
Research and development expenses(1)	(50,107)	(24,944)	(3,628)

Total operating costs and expenses	(363,633)	(484,036)	(70,400)

Operating (loss)/profit	(100,301)	24,792	3,606

Other income/(expenses)
Interest income/(expenses)	655	(27,111)	(3,943)
Unrealized exchange income/(loss)	36	(354)	(52)
Investment income	811	—	—
Others, net	1,171	4,569	665

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	1,896	276
Income tax expense	(406)	(278)	(40)
Share of income of equity method investee	989	1,310	190

Net (loss)/profit	(97,045)	2,928	426

Net profit/(loss) attributable to non-controlling interests	128	(224)	(33)

Net (loss)/profit attributable to Huize Holding Limited	(97,173)	3,152	459

Redeemable common shares redemption value accretion	(26,474)	(29,118)	(4,235)

Allocation to participating redeemable common shares	47,934	(1,558)	(227)

Net loss attributable to common shareholders	(75,713)	(27,524)	(4,003)

Weighted average number of common shares used in computing net loss per share
Basic and diluted	445,272,000	445,272,000	445,272,000
Net loss per share attributable to common shareholders
Basic and diluted	(0.17)	(0.06)	(0.01)

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	1
Selling expenses	196	110	16
General and administrative expenses	386	726	106
Research and development expenses	203	122	18

Total	811	967	141

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	12,261	6,640	966
Restricted cash (including amounts of the consolidated VIEs of RMB 27,992 and RMB 145,599 thousand as of December 31, 2017 and 2018, respectively)	28,019	145,631	21,181
Accounts receivable, net of allowance for doubtful accounts	70,690	108,434	15,771
Long-term investments	17,765	21,575	3,138

Total assets	165,777	334,084	48,591

Accounts payable (including amounts of the consolidated VIEs and its subsidiaries without recourse to the Company of RMB 15,220 thousand and RMB 72,989 thousand as of December 31, 2017 and 2018, respectively)	15,453	73,448	10,682
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 101,694 thousand and RMB 114,447 thousand as of December 31, 2017 and 2018, respectively)	101,694	114,447	16,646
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB25,522 thousand and RMB 60,599 thousand as of December 31, 2017 and 2018, respectively)	26,036	36,908	5,368
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 17,017 thousand and RMB 31,850 thousand as of December 31, 2017 and 2018, respectively)	17,017	31,850	4,632
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 206 thousand and RMB 206 thousand as of December 31, 2017 and 2018, respectively)	445	250	36

Total liabilities	183,919	297,549	43,277

Total mezzanine equity	367,228	421,773	61,344
Total shareholders’ deficit	(385,370)	(385,238)	(56,030)

Total liabilities, mezzanine equity and shareholders’ deficit	165,777	334,084	48,591

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(85,349)	66,853	9,723
Net cash provided by/(used in) investing activities	57,767	(3,554)	(517)
Net cash provided by financing activities	22,988	48,572	7,065

Effect of exchange rate changes on cash and cash equivalents	(234)	120	18
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	16,289
Total cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	5,858

Total cash and cash equivalents and restricted cash at end of the year	40,280	152,271	22,147

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net (loss)/profit	(97,045)	2,928	426
Share-based compensation expenses	811	967	141
Interest on convertible bond	—	26,249	3,818

Adjusted net (loss)/profit	(96,234)	30,144	4,385

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading independent online insurance product and service platform in China. We offer a wide variety of insurance products on our platform with a focus on long-term life and health insurance products, which are particularly suitable for our clients. We cooperate with insurance companies that underwrite insurance products on our platform, and help them increase insurance sales, improve efficiency, and unlock profit potential.

We have accumulated a large insurance client base. As of December 31, 2018, we had cumulatively served 5.3 million insurance clients and 41.8 million insured. A substantial portion of our insurance client base are the younger generation. We offer a wide variety of insurance products covering two major categories—life and health insurance products, and property & casualty insurance products. In 2018, we offered 193 life and health insurance products and 974 property & casualty insurance products. Our life and health insurance products contributed to 73.7% of our brokerage income in 2018. In particular, we focus on long-term life and health insurance products, which accounted for 58.0% of the total first year premiums we facilitated in 2018.

We empower our insurer partners to reach a large client base quickly online, and enhance their insurance sales. As of December 31, 2018, we cooperated with 62 insurer partners. With the support of our insurance expertise, actuarial capabilities, risk management capabilities and the large amount of client behavior data we possess and analyze, we take initiatives in designing and developing tailor-made life and health insurance products together with our insurer partners.

We have experienced substantial growth since our inception. The cumulative number of insured we served increased from approximately 31.2 million as of December 31, 2017 to approximately 41.8 million as of December 31, 2018. The GWP we facilitated increased from RMB617.5 million in 2017 to RMB941.0 million in 2018. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our total operating revenue increased from RMB263.3 million in 2017 to RMB508.8 million (US$74.0 million) in 2018. Our net loss was RMB97.0 million in 2017, and our net profit was RMB2.9 million (US$0.4 million) in 2018. Our adjusted net loss in 2017 was RMB96.2 million, and our adjusted net profit in 2018 was RMB30.1 million (US$4.4 million). See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s online insurance industry, including, among others, (i) China’s overall economic growth, (ii) the increase in per capita disposable income, (iii) regulatory changes, (iv) the rising awareness of insurance and demand for insurance products, and (v) the competitive environment in China. In particular, we operate in a highly regulated industry. The PRC government has not adopted a clear regulatory framework governing the emerging and rapidly evolving online insurance industry, and we expect that the regulatory framework will continue to evolve for some time to come. Regulatory changes will affect the general growth as well as the competitive landscape of the market.

Staying in compliance with the regulatory requirements may result in diversion of our management team’s attention and increased operational costs and expenses. Our ability to execute our strategies and make adjustments when necessary in a cost-efficient manner in the changing regulatory environment is key to our future growth. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Offering of a distinguishable and popular insurance product mix

We primarily generate revenues from earning brokerage income by distributing insurance products underwritten by our insurer partners. We currently distribute two major categories of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products and life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products. Between the two categories, life and health insurance products accounted for 40.1% and 69.7% of the GWP we facilitated in 2017 and 2018, respectively.

The insurance brokerage commission fees we charge are typically based on a percentage of the premiums paid by our insurance clients. Most life and health insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from 3 to 30 years. For such insurance policies we sell, insurer partners pay us a first-year commission based on a percentage of the first year’s gross premiums, and subsequent commissions based on a smaller percentage of the renewal premiums paid by the insurance clients in the subsequent one to four years. Therefore, life and health insurance products bring us a steady flow of brokerage income during the payment period of the first two to five years as long as the insurance clients meet their payment commitments. Moreover, the commission fee rates our insurer partners pay us for the life and health insurance products are generally higher than those of property & casualty insurance products. As a result, we expect increased distribution of life and health insurance products will have a positive impact on our revenues and we plan to remain our focus on life and health insurance products.

We believe that with the rising insurance awareness in China, insurance clients favor customized insurance products that cater to their personalized protection needs. We stay abreast of market trends and have deep insights in unmet needs of insurance clients. To address such needs, we cooperate with our insurer partners to design and develop tailor-made insurance products, which contribute significantly to the GWP we facilitate, and further, to our revenues from commission fees. In 2018, approximately 20.7% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners. Our flagship insurance products, including Darwin No. 1 and Hui Xin An, are popular among insurance clients and contributed to 7.8% and 5.4% of total life and health insurance premiums we distributed in 2018, respectively. We plan to further enhance our product design and development capabilities and launch more tailor-made life and health insurance products, to contribute to our total revenues and strengthen our popularity.

Expansion of our insurance client base

Although we generate our revenues primarily from fees that we charge our insurer partners, their demand for our brokerage services largely depends on our ability to help them reach and sell insurance products to insurance clients. Therefore, the size and composition of our insurance client base on our platform significantly affect our revenues and results of operations. We need to maintain a large and loyal client base with an emphasis on younger generation who could bring us stable, long-term revenues. We maintain various client acquisition channels. To acquire direct client traffic, we conduct product marketing, user education and brand advertising. We also invest in our insurance consulting capabilities to improve client conversion rate. In addition, we partner with a large number of user traffic channels who have considerable influence over their users’ insurance purchase decisions and we pay them service fees for directing client traffic to our platform. We need to continuously raise our brand awareness through both our own marketing team and our user traffic channels. We have incurred significant expenses and devoted considerable resources to marketing activities and client acquisition as we have grown our business, and we expect to continue to incur such expenses as we grow. To improve profitability, we need to be able to carefully select effective client acquisition channels and expand our client base in a cost effective manner.

Operating efficiency of our platform

We have incurred significant costs and expenses in building our platform, growing our client base and developing capabilities in data analytics and technology. Our business model is highly scalable and our platform is built to support our continued growth. While we expect our operating costs and expenses to increase in absolute terms as our business expands, we also expect them to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieve more economies of scale. We have expended significant costs and expenses in attracting and acquiring traffic to our platform, and converting such traffic into our insurance clients. We pay service fees to our user traffic channels, which is the largest component of our operating costs and expenses. We plan to carefully select influential user traffic channels and further optimize our client acquisition channels to reduce such operating costs as a percentage of our total revenues. For our own client acquisition efforts, we incur personnel costs, including base salaries and performance bonuses. In order to maintain and improve the operating efficiency of our platform, we should expand our client base efficiently without disproportionately adding our personnel costs. Furthermore, we have invested in accumulating and processing multi-dimensional client data and transaction data, and we plan to conduct in-depth analytics and analysis of client needs that will contribute to our product design and risk management capabilities, which in turn improves our overall operational margin.

Relationship with our insurer partners

As of December 31, 2018, we had established business cooperations with a cumulative of 89 insurer partners, among which 62 insurer partners still had effective contracts with us, including 34 life and health insurance companies and 28 property & casualty insurance companies. We cooperate with our insurer partners to offer their standard insurance products or to design and develop tailor-made insurance products. We need to keep the growth of our business, brand influence and risk management capabilities so as to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our growth will also allow us to hold stronger bargaining power and be able to negotiate favorable terms in our business cooperation with insurer partners. We plan to diversify and expand the number of insurer partners we work with to manage any potential concentration risk. Our two largest insurer partners in terms of operating revenue contribution in 2018 aggregately accounted for 40.0% of our total operating revenue in 2018. We plan to adjust the structure of insurer partners we work with to an extent that is suitable for our long-term growth, while exposes us to limited concentration risk.

Furthermore, we need to ensure the quality of services we provide to insurer partners, including system integration, product design and development services, and risk management solutions to maintain their incentive to keep cooperating with us. We need to provide insurance clients with smooth insurance experience through our platform by offering a series of client services, including, among others, insurance consulting service, intelligent underwriting service and claim application and settlement service. Client satisfaction and positive feedbacks from our insurance clients encourage our insurer partners to maintain and expand their cooperation with us.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The principal operating metrics we consider are set forth in the table below:

	2017	2018
Number of insurance clients	1,258,646	1,825,777
Number of insured	13,050,216	13,417,121
Total GWP facilitated (million RMB)	617.5	941.0
First year premiums (million RMB)	533.2	749.8
Renewal premiums (million RMB)	84.3	191.2

Key Components of Results of Operations

Revenues

Our revenues are derived from providing insurance brokerage services to our insurer partners, and are comprised of brokerage income and other income. The following table sets forth the components of our revenues by amounts and percentages of our total operating revenue for the years presented:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Brokerage income	251,556	95.5	503,547	73,238	99.0
Life and health insurance business	132,816	50.4	371,011	53,961	72.9
Property & casualty insurance business	118,740	45.1	132,536	19,277	26.1
Other income	11,776	4.5	5,281	768	1.0

Total operating revenue	263,332	100.0	508,828	74,006	100.0

Brokerage income. We derive brokerage income from commission fees generated from facilitating sales of insurance products underwritten by our insurer partners through our platform. We facilitate sales of two major types of insurance products on our platform: (i) life and health insurance products, including long-term health insurance products, short-term health insurance products and life insurance products; (ii) property & casualty insurance products, including travel insurance products, individual casualty insurance products and corporate insurance products.

The commission fees we receive are based on a percentage of the premiums our insurance clients pay our insurer partners. Commission fee rates generally depend on the type of insurance products and the particular insurer partners, and are subject to regulatory requirements. We typically receive payment of the commission fees from insurer partners on a monthly basis. Our brokerage income is recognized when the signed insurance policy is in place and the premiums is collected from our insurance clients.

Commission fees earned from life and health insurance products have been our primary source of revenues in recent years. Commission fees earned from life and health insurance products accounted for 50.4% and 72.9% of our total operating revenue in 2017 and 2018, respectively. As we plan to enhance our focus on life and health insurance products, particularly long-term health insurance products and further improve our product design capabilities, we expect life and health insurance products to continue to be a major contributor to our revenues.

Other income. Other income primarily consists of service fees for consulting services. We provide risk assessment and insurance consulting services before selling insurance products to the insured.

Operating Costs and Expenses

Operating costs and expenses consist primarily of cost of revenue, selling expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total operating cost and expenses for the years presented:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of revenue	(164,750)	(45.3)	(316,397)	(46,018)	(65.4)
Other cost	(1,919)	(0.5)	(1,905)	(277)	(0.4)

Total operating costs	(166,669)	(45.8)	(318,302)	(46,295)	(65.8)
Selling expenses	(104,980)	(28.9)	(94,613)	(13,761)	(19.5)
General and administrative expenses	(41,877)	(11.5)	(46,177)	(6,716)	(9.5)
Research and development expenses	(50,107)	(13.8)	(24,944)	(3,628)	(5.2)

Total operating costs and expenses	(363,633)	(100.0)	(484,036)	(70,400)	(100.0)

Cost of revenue. Cost of revenue primarily consists of (i) service fees paid to our user traffic channels, including social media influencer, emerging media channels and financial institutions, and (ii) personnel costs related to our insurance consultants, including base salaries and performance bonuses. We expect our cost of revenue to increase in absolute terms as our scale of business grows. However, as we expect to attract a larger portion of our client base with our brand influence, we plan to carefully select user traffic channels we work with to achieve better client acquisition results, and we will further improve client acquisition efficiency of each insurance consultant through enhanced training programs and increased application of big data technologies. We expect our cost of revenue as a percentage of our total revenue will decrease.

Other cost. Our other cost primarily consists of non-labor cost for our business, such as office leasing cost. We expect our other cost to be stable in the foreseeable future as we plan to control our non-labor cost.

Selling expenses. Our selling expenses primarily consist of (i) salaries and employment benefits for sales and marketing, client service and product management personnel, (ii) advertising and marketing expenses, and (iii) rental and utilities expenses, office expenses and traveling expenses incurred in connection with sales activities. We expect our selling expenses to increase in absolute amounts in the foreseeable future as we seek to enhance our insurance service capabilities and increase our brand awareness, and decrease as a percentage of our total operating costs and expenses due to our growing business scale.

General and administrative expenses. Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general corporate functions and costs associated with the use of facilities and equipment by these functions, and (ii) professional service expenses in relation to our initial public offering, surcharge from value-added tax, office expenses, rental and utilities expenses and share-based compensation expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as costs associated with being a public company.

Research and development expenses. Our research and development expenses primarily consist of payroll and related expenses of research and development personnel. We expect our research and development expenses to increase in absolute amounts in the foreseeable future, as we plan to continue to recruit and retain qualified research and development personnel to further improve our operational efficiency and to enhance our technology infrastructure in order to support the growth of our business.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our total operating revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Operating revenue:
Brokerage income	251,556	95.5	503,547	73,238	99.0
Other income	11,776	4.5	5,281	768	1.0

Total operating revenue	263,332	100.0	508,828	74,006	100.0

Operating costs and expenses:
Cost of revenue(1)	(164,750)	(62.6)	(316,397)	(46,018)	(62.2)
Other cost	(1,919)	(0.7)	(1,905)	(277)	(0.4)

Total operating costs	(166,669)	(63.3)	(318,302)	(46,295)	(62.6)
Selling expenses(1)	(104,980)	(39.9)	(94,613)	(13,761)	(18.6)
General and administrative expenses(1)	(41,877)	(15.9)	(46,177)	(6,716)	(9.0)
Research and development expenses(1)	(50,107)	(19.0)	(24,944)	(3,628)	(4.9)

Total operating costs and expenses	(363,633)	(138.1)	(484,036)	(70,400)	(95.1)

Operating (loss)/profit	(100,301)	(38.1)	24,792	3,606	4.9

Other income/(expenses):
Interest income/(expenses)	655	0.3	(27,111)	(3,943)	(5.3)
Unrealized exchange income/(loss)	36	0.0	(354)	(52)	(0.1)
Investment income	811	0.3	—	—	—
Others, net	1,171	0.4	4,569	665	0.9

(Loss)/profit before income tax, and share of income of equity method investee	(97,628)	(37.1)	1,896	276	0.4
Income tax expense	(406)	(0.2)	(278)	(40)	(0.1)
Share of income of equity method investee	989	0.4	1,310	190	0.3

Net (loss)/profit	(97,045)	(36.9)	2,928	426	0.6

(1)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenue	26	9	1
Selling expenses	196	110	16
General and administrative expenses	386	726	106
Research and development expenses	203	122	18

Total	811	967	141

Year ended December 31, 2018 compared to year ended December 31, 2017

Operating revenue

Our total operating revenue increased by 93.2 % from RMB263.3 million in 2017 to RMB508.8 million (US$74.0 million) in 2018. This increase was driven by the significant growth in our brokerage income from RMB251.6 million in 2017 to RMB503.5 million (US$73.2 million) in 2018, partially offset by a decrease in other income.

The increase of brokerage income was primarily due to: (i) the increase in the GWP we facilitated through our platform from RMB617.5 million in 2017 to RMB941.0 million in 2018; (ii) better product mix with more higher-margin insurance products, such as long-term health insurance products, and fewer low-margin insurance products, such as automobile insurance products. In particular, GWP of long-term health insurance products we facilitated accounted for 59.7% in total GWP we facilitated in 2018, compared with 30.6% in 2017 as measured by GWP.

Operating costs and expenses

Our total operating costs and expenses increased by 33.1% from RMB363.6 million in 2017 to RMB484.0 million (US$70.4 million) in 2018. This increase was primarily due to the increase in our cost of revenue resulting from our strategy in expanding client base and boosting insurance product sales in 2018.

Cost of revenue. Our cost of revenue increased substantially from RMB164.8 million in 2017 to RMB316.4 million (US$46.0 million) in 2018, primarily attributable to increase in both service fees paid to our user traffic channels and personnel cost related to our insurance consultants due to the growth of our business scale.

Other cost. Our other cost decreased by 0.7% from RMB1,919 thousand in 2017 to RMB1,905 thousand (US$0.3 million) in 2018.

Selling expenses. Our selling expenses decreased by 9.9% from RMB105.0 million in 2017 to RMB94.6 million (US$13.8 million) in 2018, accounting for 28.9% and 19.5% of the total operating costs and expenses of the respective year, primarily attributable to our overall cost control efforts in 2018.

General and administrative expenses. Our general and administrative expenses increased from RMB41.9 million in 2017 to RMB46.2 million (US$6.7 million) in 2018, accounting for 11.5% and 9.5% of the total operating costs and expenses of the respective year, primarily attributable to an increase in salaries and employment benefits for employees involved in general corporate functions from RMB26.2 million in 2017 to RMB29.0 million (US$4.2 million) in 2018 due to an increase in number of employees and salary raises.

Research and development expenses. Our research and development expenses decreased from RMB50.1 million in 2017 to RMB24.9 million (US$3.6 million) in 2018, accounting for 13.8% and 5.2% of the total operating costs and expenses of the respective year, primarily attributable to completion of a major IT project in 2017.

Operating (loss)/profit

As a result of the foregoing, we recorded operating profit of RMB24.8 million (US$3.6 million) in 2018, compared to operating loss of RMB100.3 million in 2017.

Other income/(expenses)

Interest income/(expenses). Our interest expenses was RMB27.1 million (US$3.9 million) in 2018, compared to the interest income of RMB0.7 million in 2017. This increase was primarily due to a one-time, non-recurring incurrence of RMB26.2 million (US$3.8 million) interest on convertible bond in 2018 resulting from our issuance of convertible bond for an aggregate principal amount of RMB33 million in July 2018.

Others, net. We recorded others, net of RMB4.6 million (US$0.7 million) in 2018, compared to RMB1.2 million in 2017. This increase was primarily due to government subsidies we received with respect to our research and development expenses in 2018.

(Loss)/profit before income tax, and share of income of equity method investee

Share of income of equity method investee. We recorded share of income of equity method investee of RMB1.3 million (US$0.2 million) in 2018, compared to share of income of equity method investee of RMB1.0 million in 2017.

Net (loss)/profit

As a result of the foregoing, our net profit was RMB2.9 million (US$0.4 million), as compared to net loss of RMB97.0 million in 2017.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, Hong Kong Smart Choice Ventures Limited and Full Run Insurance Broker Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We incurred Hong Kong profits tax in 2017, and we did not incur such tax expense in 2018.

PRC

Generally, our WFOE, our VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the revenues generated from services provided in the PRC, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(85,349)	66,853	9,723
Net cash provided by/(used in) investing activities	57,767	(3,554)	(517)
Net cash provided by financing activities	22,988	48,572	7,065

Effect of exchange rate changes on cash and cash equivalents	(234)	120	18
Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,828)	111,991	16,289
Cash and cash equivalents and restricted cash at beginning of the year	45,108	40,280	5,858

Cash and cash equivalents and restricted cash at end of the year	40,280	152,271	22,147

To date, we have financed our operating and investing activities through cash generated from our operations and from historical financing activities. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

Cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. As of December 31, 2017 and 2018, respectively, our cash and cash equivalents were RMB12.3 million and RMB6.6 million (US$1.0million).

Restricted cash. Our restricted cash was RMB28.0 million and RMB145.6 million (US21.2 million) as of December 31, 2017 and 2018, respectively. Our restricted cash consists of (i) unremitted insurance premiums and (ii) guarantee deposit. In our capacity as an insurance broker, we collect premiums from our insurance clients and remit the premiums to the insurer partners who underwrites the respective insurance products. We report the amount of any unremitted insurance premiums held by us as restricted cash. Unremitted insurance premiums were RMB3.3 million and RMB121.2 million (US$17.6 million) as of December 31, 2017 and 2018. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission. The amount of guarantee deposit was RMB24.5 million (US$3.6 million) as of both December 31, 2017 and 2018.

Accounts receivable, net of allowance for doubtful accounts. Our account receivable, net of allowance for doubtful accounts was RMB70.7 million and RMB108.4 million (US$15.8 million) as of December 31, 2017 and 2018. Accounts receivable, net of allowance for doubtful accounts primarily consists of commission fee receivable.

Insurance premium receivables. Our insurance premium receivables increased from RMB3.0 million as of December 31, 2017 to RMB9.1 million (US$1.3 million) as of December 31, 2018, primarily due to an increase in insurance premiums to be collected as a result from an increase in the GWP we facilitated.

Accounts payable. Our account payable primarily consists of service fees to be paid to our user traffic channels. Our accounts payable were RMB15.5 million and RMB73.4 million (US$10.7 million) as of December 31, 2017 and 2018, respectively. The increase was primarily due to an increase of service fees to be paid to our user traffic channels.

Insurance premium payables. Our insurance premium payables was RMB101.7 million and RMB114.4 million (US$16.6 million) as of December 31, 2017 and 2018. Our insurance premium primarily consists of insurance premiums collected on behalf of our insurer partners but not yet remitted as of the balance sheet dates, and insurance premiums neither collected from our insurance clients nor paid to the insurer partners.

After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 98.4% of our cash and cash equivalents and restricted cash were held in China, and 98.4% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our WFOE, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of this offering to make loans to our WFOE, our VIE and its subsidiaries or to make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash provided by operating activities in 2018 was RMB66.9 million (US$9.7 million), as compared to a net profit of RMB2.9 million (US$0.4 million) in the same year. The difference was primarily due to an increase in accounts payable of RMB58.0 million (US$8.4 million), an increase in insurance premium payables of RMB12.8 million (US$1.9 million) and interest on convertible bond of RMB26.2 million (US$3.8 million), partially offset by an increase in account receivables of RMB38.1 million (US$5.5 million). The increase in accounts payable was primarily due to an increase in commission fees and service fees to user traffic channels which was in turn attributable to our growth.

Net cash used in operating activities in 2017 was RMB85.3 million, as compared to a net loss of RMB97.0 million in the same year. The difference was primarily due to a decrease in other payables and accrued expenses of RMB16.2 million and an increase in account receivables of RMB9.6 million, partially offset by an increase in insurance premium payables of RMB37.8 million. The decrease in other payables and accrued expenses was due to transactions in the ordinary course of business. The increase in account receivables and the increase in insurance premium payables were primarily due to our growth.

Investing Activities

Net cash used in investing activities in 2018 was RMB3.6 million (US$0.5 million), primarily due to our purchase of long-term investment of RMB2.5 million (US$0.4 million), and purchase of property, equipment and intangible assets of RMB1.1 million (US$0.2 million).

Net cash provided by investing activities in 2017 was RMB57.8 million, primarily due to proceeds from disposal of short-term investment of RMB66.9 million, partially offset by our purchase of long-term investment of RMB6.8 million, and purchase of property, equipment and intangible assets of RMB2.6 million.

Financing Activities

Net cash provided by financing activities in 2018 was RMB48.6 million (US$7.1 million), primarily attributable to our proceeds from convertible bonds of RMB33.0 million (US$4.8 million) and proceeds from borrowings of RMB29.5 million (US$4.3 million), partially offset by our repayments of borrowings of RMB13.9 million (US$2.0 million).

Net cash provided by financing activities in 2017 was RMB23.0 million, primarily due to our proceeds from borrowings of RMB23.5 million, partially offset by our repayments of borrowings of RMB0.3 million.

Capital Expenditures

Our capital expenditures were RMB9.4 million and RMB3.6 million (US$0.5 million) in 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

Payment Due by Period
Year Ended December 31, 2018
thousand RMB
Operating Lease Obligations
Within 1 year (including 1 year)	5,024
1-2 years (including 2 year)	2,163
Total	7,187

We recorded rental expense of RMB 12.1 million and RMB 7.2 million (US$1.0 million) in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2017 and 2018, respectively. We did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2017 and December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Reorganization

In June 2019, we completed a reorganization in preparation of an offshore listing. We issued 455,272,000 ordinary shares, 204,022,000 Series A preferred shares, 185,512,580 Series B preferred shares, 43,937,180 Series B+ preferred shares and 16,574,460 Series B++ preferred shares to the then shareholders of Huiye Tianze and concurrently obtained control over Huiye Tianze through Shenzhen Zhixuan by entering into a series of contractual arrangements. As a result, Huiye Tianze became our consolidated VIE. The reorganization lacks substance and was treated as a non-substantive merger with no change in the basis of assets and liabilities of Huiye Tianze and its subsidiaries.

Revenue Recognition

Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the common course of our activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.

We have early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance brokerage services

The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of premiums paid by insured. The brokerage fee rate, which is paid by the insurance companies, shall be based on the terms specified in the annual service contract with the insurance company for each product sold through us. We determine that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.

We are also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined at the end of each month and recognized as revenue.

Consulting services

We also generate service fees from rendering risk consulting and insurance consulting services before selling the insurance product. We determine that the insured is its customer in this arrangement. Upon successful sales of insurance products, our performance obligation related to risk consulting service and insurance consulting service has been fully fulfilled, as such, revenue for those services is recognized when the insurance product have been sold. Of the total contract price received, the amount equal to the premium of the insurance product as agreed with the insurance companies is recorded as insurance premium payable while the remaining is recorded as revenue for the consulting service.

Value added tax

We are subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT is excluded from net revenues.

Cost of Revenue

A large component of our cost of revenue is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who can potentially become our insurance clients. The channel cost is recognized when insurer obtains control of the insurance brokerage service which is consistent with the revenue recognition. Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential clients through providing advices related to insurance product.

Selling Expenses

We record the marketing campaign expenses and loyalty points as selling expenses.

Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB 36.2 million and RMB21.6 million (US$3.1 million) for the years ended December 31, 2017 and 2018, respectively, are charged to the consolidated statements of comprehensive loss as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

We operate a loyalty program which offer points to its users. Such loyalty points can be used in mobile app and website to redeem a variety of concessions or service, such as coupons to be used in future transactions and prepaid online shopping gift cards. Users have a variety of ways to obtain the points, such as signing up an account, inviting friends, and comment on an insurance product, etc. We account for such points as selling expenses with a corresponding liability recorded under other payables and accrued expenses of consolidated balance sheets upon the offering of these points. We estimate liabilities under the loyalty program based on cost of the concessions or services that can be redeemed taking into account estimated breakage. At the time of redemption, we record a reduction of other payables and accrued expenses.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.

General and administrative expenses also include surcharges on VAT payments according to PRC tax.

Others, net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies.

Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of comprehensive loss in the period of the enactment of the change.

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, the experience with tax attributes expiring unused, and the tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive loss. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. We recognize compensation cost for an award with both a service condition and a performance condition that has a graded vesting features using graded vesting method over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. If awards with market or performance conditions include graded vesting features, the graded vesting method should be used and the straight-line method should not be used. Additionally, if an award includes both a service condition and a market or performance condition, the graded vesting method should be used. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Share-based compensation expenses of RMB811 thousand and RMB967 thousand (US$141 thousand) for the years ended December 31, 2017 and 2018, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses.

The fair value of each option granted under the option plan was estimated on the date of grant using the binomial option pricing model using the following assumptions: (i) the risk-free interest rate of periods within the contractual life of the share option is based on the CNY China Sovereign Curve from Bloomberg as the valuation dates; (ii) our company has no history or expectation of paying dividends on our common shares; (iii) expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates; (iv) the expected term is developed by assuming the share options will be exercised when stock price is 2.2 times of the exercise price based on academic studies.

Fair Value of Redeemable Common Shares and Common Shares

In December 2014, March 2016 and July 2016, our company completed Series A, Series B and Series B+ financing, respectively, and issued redeemable common shares to certain third party investors. In July 2018, our company issued a convertible bond to certain third party investors. In October 2018, the investors converted the bond into Series B++ redeemable common shares.

In determining the grant date fair value of our common shares for purposes of recording share-based compensation expenses in connection with share options, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination.

Shares of our company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using our best estimate as of the valuation dates. Estimating future cash flow requires our company to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, our company considered the cost of equity and the rate of return expected by venture capitalists. Our company also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of our company requires complex and subjective judgments due to our limited financial and operating history, unique business risks and limited public information on companies in China similar to our company. DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on our best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

Option-pricing method was used to allocate enterprise value to redeemable common shares and common shares. The method treats redeemable common shares and common shares as call options on the enterprise’s value, with exercise prices based on the redeemable common shares. The strike prices of the “options” based on the characteristics of the company’s capital structure, including number of shares of each class of common shares, seniority levels and redemption values for the redeemable common shares. The option-pricing method also involves making estimates of the volatility of the company’s equity securities. The anticipated timing is based on the plans of board of directors and management of the company. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM of valuation dates from 2014 to 2017, since timing of expected initial public offering is highly uncertain as of the valuation dates, DLOM is referenced to the data in analysis of restricted stock discounts by revenue size from Quantifying Marketability Discounts by Z. Christopher Mercer. When determining the DLOM of valuation dates in 2018, the Black-Scholes put options model was used. In this model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The following table sets forth the fair value of our common shares estimated at the grant dates of share options, with the assistance from an independent valuation firm.

Date of valuation	Fair Value Per Share (RMB)	Discount of Lack of Marketability (DLOM)	Discount Rate
January 1, 2017	1.28	25.2%	17.6%
June 8, 2018	2.59	12.0%	16.6%
September 25, 2018	2.64	11.3%	16.8%

Significant factors contributing to the difference in fair value determined

The fair value of our common shares increased from RMB1.28 per share as of January 1, 2017 to RMB2.59 per share as of June 8, 2018 and RMB2.64 per share as of September 25, 2018. We believe the increase in the fair value of our common shares was primarily attributable to the following factors:

•	Our revenue grew substantially during the periods, together with the organic growth of our business;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 25.2% as of January 1, 2017 to 12.0% as of June 8, 2018 and 11.3% as of September 25, 2018;

•

As we progressed further towards the expected timing of initial public offering, we increased our estimated probability of a successful offering. As our preferred shares would be automatically converted into and re-designated as common shares upon the completion of this offering, the increase in the estimated probability of the offering’s success results in an allocation of a higher portion of our business enterprise value to common shares.

In determining the fair value of share options granted, a binomial option-pricing model is applied by us. The determination of the fair value is affected by the fair value of the common shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair value of the common shares were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Key assumptions are set as below:

	2017	2018
Exercise price (RMB)	0.70~0.71	1.42
Exercise multiple	2.2	2.2
Risk-free interest rate	2.72%~2.80%	2.99%~3.21%
Expected term (in years)	1.08~3.08	1
Expected dividend yield	—	—
Expected volatility	37.35%~43.74%	33.93%~36.04%
Expected forfeiture rate (post-vesting)	10%	0%

Risk-free interest rate is estimated based on the CNY China Sovereign Curve from Bloomberg as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2018. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness subsequent to December 31, 2018, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge, (ii) organizing more comprehensive U.S. GAAP trainings for our accounting team and other personnel, and (iii) enhancing our accounting manuals to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

Huize Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents of RMB152.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$2.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in an increase of US$2.2 million in cash and cash equivalents.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the borrowings held by us all bear interest at a fixed interest rate.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2(ff) of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of China’s Insurance Market

Introduction of China’s insurance market

China has become the second largest insurance market in the world since 2015 as measured by GWP, according to the Oliver Wyman Report. The size of China’s insurance market has increased rapidly from RMB1.7 trillion in 2013 to RMB3.8 trillion in 2018, representing a CAGR of 17%, and is projected to reach RMB6.9 trillion in 2023, representing a CAGR of 13% from 2018 to 2023. The primary drivers for the tremendous growth of China’s insurance market include below key factors:

•

Fast economic growth: Real GDP per capita in China has increased from US$5,600 in 2013 to US$7,600 in 2018 at a CAGR of 6.4%, and is expected to reach US$9,900 in 2023, indicating a CAGR of 5.4%. Meanwhile, China’s nominal GDP per capita is approaching US$10,000, which is deemed as the inflection point for life insurance penetration in a country, according to the Oliver Wyman Report.

•	Increasing disposable income: With the continuous growth of disposable income, Chinese households tend to diversify their consumption and purchase more financial products and insurance products.

•

Growing insurance needs and rising insurance awareness: Urbanization, advanced education and an aging population in general have contributed to increased insurance awareness. The insufficient coverage of social insurance system in China has further highlighted the compelling needs for commercial insurance. In particular, the younger generation in China, who are typically the only child of their parents, are under huge pressure to provide insurance protection for their parents, children, spouses and themselves.

•	Favorable government support: The PRC government has issued and implemented multiple policies in recent years boosting the development of a protection-oriented insurance market.

Notwithstanding its tremendous size, China’s insurance market still substantially lags behind those of many developed countries, in terms of both penetration and density levels, as measured by the ratio of GWP over GDP and per capita GWP. In 2017, commercial insurance penetration and density in China were 5.4% and US$384, respectively, compared to 7.3% and US$3,890 in the United States, and 9.1% and US$3,860 in the United Kingdom for the same period, indicating significant growth potential.

Segmentation of China’s insurance market

Product segmentation

Among different types of insurance products, life insurance contributed to 55% of China’s total GWP in 2018, followed by property & casualty insurance and health insurance (including accident insurance), which accounted for 28% and 17%, respectively. Life insurance is expected to continue to account for the largest market share in China’s insurance industry, contributing 52% of total GWP in 2023. In particular, long-term life insurance is expected to account for 99% market share of life insurance in terms of GWP in 2023. Health insurance indicates the greatest growth potential with a projected CAGR of 20% from 2018 to 2023, where long-term health insurance is expected to account for 65% market share of health insurance in terms of GWP in 2023. As a result, long-term life and health insurance together is expected to reach RMB4.5 trillion, accounting for 65% of GWP of China’s insurance industry in 2023.

Premiums of China’s insurance market by product

Channel segmentation

Among various distribution channels, individual agent channel contributed to 42% of China’s total GWP in 2018, followed by bancassurance, direct sales, car dealer, independent insurance product and service platform and affiliated broker, which accounted for 29%, 14%, 11%, 2% and 2%, respectively. Among all these channels, independent insurance product and service platform channel is expected to show the highest growth by generating RMB695 billion GWP in 2023 with a CAGR of 60% from 2018 to 2023. Such significant growth is driven by its client-centric business model and its ability to provide comprehensive product offerings and professional advice/recommendations to assist clients in comparing and selecting insurance products.

Premiums of China’s insurance market by channel

Note:

(1)	Car dealer refers to both OEM-backed agency companies and 4S stores.
(2)	Direct sales refers to direct mail, telemarketing and the internet sales of the insurance products by the insurance companies themselves.
(3)	Bancassurance refers to the sales of insurance products by the banks, where the banks can partner with different insurance companies and sell the insurance products for different insurance companies.
(4)

Affiliated broker refers to the companies having insurance brokerage licenses and binding relationships with some other insurance clients, and they normally only work for that specific company while offer limited / no products to others.

(5)

Independent product and service platform refers to companies with insurance agent or brokerage licenses. They typically have no binding relationship with insurers or other institutions and hence they source from and distribute for various insurance companies.

(6)	Individual agent refers to individuals with insurance agent licenses, who typically work for one specific insurance company and they can only offer the insurance products of that company.

Pain points of China’s insurance market

Pain points for insurance clients include:

•	Homogeneous product offering: Chinese insurers are offering homogeneous products that usually do not address personalized protection needs.

•

Inferior purchase and service experience: (i) Chinese insurance clients may not have sufficient trust in individual insurance agents because the traditional offline agents typically don’t have professional insurance knowledge thus have developed the long-existing “inner circle sales model” and they are usually affiliated with specific insurance companies which lead to their lack of independence and inability to provide impartial advice to insurance clients; (ii) there is an increasingly higher communication barrier between insurance clients and traditional offline agents due to the growing age gap between them; and (iii) traditional insurance sales and claim settlement process involve an excessive amount of in-person meetings and paper work, which are time consuming and inefficient.

•

Complex terms and high prices: Most life and health insurance products are sold through multi-layers of agents and brokers where each layer shares profits. Due to high distribution and sales costs, insurance products tend to have complex terms, often serving mixed protection and investment purposes, and insurance clients find the terms difficult to understand. Such insurance products not only deviate from insurance clients’ original protection needs but also are unnecessarily expensive and less accessible.

On the other hand, insurance companies suffer from the following pain points:

•

Large insurers: Large insurers heavily rely on an aging traditional individual agent group who cannot effectively communicate or connect with the younger generation insurance clients. In addition, they suffer from high distribution cost due to the large population of their offline agents.

•	Small-to-medium size insurers: It is costly and time-consuming for small-to-medium size insurers to establish their own sales force and achieve economies of scale.

Emerging opportunities for China’s insurance industry

We believe there are three core opportunities in China’s insurance industry:

•

Online insurance market: The rapid development of the Internet has contributed to the younger generation’s habit of purchasing products online. The tech-savvy younger generation has transitioned to a life stage of forming families, which triggers their compelling needs of purchasing insurance products, and they prefer to do it online.

•

Independent service platform business model: Individual insurance agents are usually affiliated with specific insurance companies. They may not be independent and may not provide impartial advice to insurance clients. Moreover, Chinese regulatory authorities promote the separation between production and distribution of insurance products to enhance the efficiency of the whole industry, a proven model in U.S. and Europe. Therefore, online independent insurance service platforms have been playing an increasingly more important role in the industry value chain, especially to younger generation.

•

Long-term life and health insurance products focusing on protection: Benefiting from the growing long-term protection needs and enhanced product design capabilities, long-term life and health insurance segments hold the strongest growth potential among all types of insurance products. Multiple policies implemented by the PRC government in recent years have boosted the development of a protection-oriented long-term life and health insurance market. In addition, the cap imposed on the government’s payment for citizens’ medical claims amid the ongoing healthcare reform further heightened the demand for commercial long-term health insurance products.

China’s Online Insurance Market

CBIRC defines online insurance as the use of technologies, such as internet or mobile communication, for provision of insurance services by the online platforms of insurers and independent insurance product and service platforms.

There are three types of distribution channels in China’s online insurance market: direct sales channel, bancassurance channel and online independent insurance product and service platform channel. China’s online insurance market, measured by GWP, has increased significantly from RMB29.1 billion in 2013 to RMB184.5 billion in 2018, representing a CAGR of 45%, and is expected to further grow to RMB877.4 billion in 2023. Penetration rate of China’s online insurance market has increased from 2% in 2013 to 5% in 2018, and is expected to further expand to 13% in 2023.

Premiums of China’s online insurance market by product

Premiums of China’s online insurance market by channel

China’s Online Independent Insurance Product and Service Market

Among various types of distribution channels in China’s online insurance market, online independent insurance product and service platform market shows the greatest growth potential, underpinned by the growing number of tech-savvy consumers, advanced sales model, client-centric product and service offerings, and competitive operating efficiency. China’s online independent insurance product and service market, as measured by GWP, has expanded exponentially at a CAGR of 89% from RMB1.3 billion in 2013 to RMB32.1billion in 2018, and it is expected to further expand to RMB499.3 billion in 2023, accounting for 56% of China’s online insurance market in terms of GWP in 2023.

Online independent insurance product and service platforms provide both long-term and short-term products, as well as various types of insurance services, including product design, pricing range suggestion, marketing, distribution, underwriting assistance and claim management services.

Among different products, long-term insurance is most profitable for online independent insurance product and service platforms due to the large average premium per policy, generally higher commission rate and renewal income. However, the barriers of selling long-term insurance service products online are high, as insurance clients also value established brand name, accurate product recommendation and high-quality after-sales service when choosing insurance sales channels. According to the Oliver Wyman Report, Huize is the No. 1 online independent insurance product and service platform in the long-term life and health insurance sector as measured by GWP facilitated in 2018.

China’s insurance market sizing estimates

Notes:

(1)	China’s long-term life and health insurance sold through online independent insurance product and service platforms is expected to increase from RMB2.3 billion in 2018 to RMB267.3 billion in 2023.
(2)	Circle sizes are for illustration purpose only and are not necessarily proportionate to real market size.

Key success factors in the online independent insurance market

•	Brand name: Sale of insurance products comes with uniqueness as brand recognition, market reputation and trust are critical for insurance clients’ purchase decision making.

•

Service capabilities. Insurance products, especially long-term products, require high-touch consultancy and customer services to achieve sales. To succeed, insurance service providers need to better understand potential insurance clients’ needs so as to (i) recommend product portfolios suitable to them, and (ii) design and develop new products to meet the clients’ unmet demands.

•

Understanding client needs. Online independent insurance product and service platforms with cutting-edge market intelligence and large pools of client behavioral data will gain competitive edge. They can use such information and data to recommend products or product portfolios to address insurance clients’ protection needs, and to design and develop tailor-made insurance products together with insurance companies.

•	Effective client acquisition: Online independent insurance product and service platforms are able to efficiently reach the retail end market and effectively convert user traffic to insurance clients.

•

Expansion of product offerings: In order to achieve high customer stickiness and lifetime value, online independent insurance product and service platforms need to continuously offer suitable products for clients’ evolving needs at different stages of their life.

•

A sizable business volume that enables steady cooperation with insurance companies: To ensure product attractiveness and service quality, online independent insurance product and service platforms need full support from insurance companies that offer insurance products on their platforms. Insurance companies tend to be more cooperative and supportive to partners that are able to generate meaningful business volume for them.

•

Robust risk management capabilities: Although online independent insurance product and service platforms do not bear underwriting risks, insurance companies prefer such platforms to have strong risk management capabilities in order to maintain long-term cooperative relationship. The independent platforms rely on technologies, client data and actuarial/insurance know-how to effectively help manage insurance companies’ claim ratios.

•

High operating efficiency: Streamlined processes to facilitate seamless transactions, including customer acquisition, product information presentation, intelligent underwriting, claim application and settlement, are desired by insurance clients.

BUSINESS

Our Mission

Our mission is to make insurance easy and to help transform China’s insurance industry.

Overview

We are a leading independent online insurance product and service platform in China. Targeting the younger generation, we are dedicated to serving our insurance clients for their life-long insurance needs. Leveraging our online platform, we offer a wide variety of insurance products with a focus on long-term life and health insurance products, which are particularly suitable for our clients, and bring a whole new experience to them. We cooperate with the insurance companies that underwrite insurance products offered on our platform, and help them increase insurance sales, improve efficiency and unlock profit potential. According to the Oliver Wyman Report, we were the largest independent online long-term life and health insurance product and service platform in China as measured by total GWP facilitated in 2018.

We have accumulated a large insurance client base. As of December 31, 2018, we had cumulatively served 5.3 million insurance clients and 41.8 million insured. A substantial portion of our insurance client base are the younger generation, particularly life and health insurance clients. In 2018, the average age of insurance clients who purchased life and health insurance products through our platform was 33. The younger generation are typically tech-savvy, with strong preference to online transactions. Our online platform offers digitalized insurance experience and services efficiently and effectively through various internet and mobile internet channels, attracting the younger generation and meeting the growing trend in online insurance purchase.

In order to serve our clients’ protection needs, we offer a wide variety of insurance products with easy-to-understand terms and focusing on protection. Our products cover two major categories—life and health insurance products, and property & casualty insurance products. In 2018, we offered 193 life and health insurance products and 974 property & casualty insurance products. Our life and health insurance products contributed to approximately 73.7% of our brokerage income in 2018. In particular, long-term life and health insurance products we offered in 2018 accounted for 58.0% of the total first year premiums we facilitated in 2018. A substantial portion of these products have payment terms of 20 years or more. We believe that our insurance clients are at an early stage of establishing insurance protection for both themselves and their families. By focusing on long-term life and health insurance products, we create long-term engagement with our insurance clients, which we believe enables us to provide insurance services to our insurance clients along their life journey, and generate long-term recurring revenues from commission fees.

Given our long operating history, we have a deep understanding of insurance clients’ profiles and behavior, which enables us to create accurate profiling, detailed segmentation and to effectively reach and acquire insurance clients. We convert client traffic to our platform through high quality services and efficient client management systems. Our insurance consultants are young professionals with similar age profiles as our insurance clients, and they empathically understand and click with our clients. We offer our insurance consultants with professional training to ensure that they have a solid understanding of insurance products and provide high quality services. We maintain and enhance engagement with our clients through digital channels that are popular among younger generations. We also offer high quality free educational content to the general public, and thereby continually build and enhance our “Huize” brand. We continue to explore our insurance clients’ potential needs throughout the different stages of their lifetime and serve them with the suitable products.

We have established business cooperations with a large group of insurance companies, who we refer to as our insurer partners. As of December 31, 2018, we cooperated with 62 insurer partners, representing a substantial portion of all licensed insurance companies in China. We empower our insurer partners to reach a massive client base quickly, and enhance their insurance sales through our online platform. Our distribution capabilities are especially valuable for fast-growing insurance companies seeking efficient distribution channels. In addition, supported by our insurance expertise, actuarial capabilities, risk management capabilities and the large amount of client behavior data we possess and analyze, we take initiatives in designing and developing tailor-made insurance products together with our insurer partners. Such collaboration not only solidifies our relationship with insurer partners, but also allows us to better serve clients’ protection needs and to capture evolving market opportunities. In 2018, approximately 20.7% of the GWP facilitated through our platform were contributed by tailor-made insurance products that we developed together with our insurer partners.

Through serving and supporting both insurance clients and insurer partners, we operate as an independent platform with a dual-engine business model. We provide insurance clients with suitable product recommendations, high-quality client services and smooth transaction experience. Meanwhile, we believe we enable our insurer partners to reach a large insurance client base online in a cost-efficient manner, which enhances their sales volume and increase their margins. Therefore, our insurer partners are able to offer more products with attractive terms on our platform, which in turn attracts more insurance clients, forming a virtuous cycle. Our founding team began operating an online insurance business under the “Huize” brand in 2006. We believe the 13 years of reputable track record in the industry and our powerful dual-engine model pose a significant entry barrier to potential competitors.

We have experienced substantial growth since our inception. The total number of insured we served increased from approximately 31.2 million as of December 31, 2017 to approximately 41.8 million as of December 31, 2018. The GWP we facilitated increased from RMB617.5 million in 2017 to RMB941.0 million in 2018. We primarily generate revenues from the commission fees that we charge our insurer partners for facilitating insurance policies and generating premiums for them. Our focus on long-term life and health insurance products, which by its nature brings long-term and recurring revenues, enhances our financial visibility. Our total operating revenue increased from RMB263.3 million in 2017 to RMB508.8 million (US$74.0 million) in 2018. Our net loss was RMB97.0 million in 2017. Our net profit was RMB2.9 million (US$0.4 million) in 2018. Our adjusted net loss in 2017 was RMB96.2 million, and our adjusted net profit in 2018 was RMB30.1 million (US$4.4 million). See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Leading position in the industry powered by our dual-engine business model

We are a leading independent online insurance product and service platform in China, in terms of the number of industry participants we connect, the wide variety of insurance products we offer and the premiums we help generate. As of December 31, 2018, we had cumulatively connected approximately 5.3 million insurance clients and 41.8 million insured with 89 insurance companies. In 2018, we distributed approximately 15.0 million insurance policies with total GWP of RMB941.0 million. In addition, our platform has the longest operating history in China’s independent online insurance service industry, according to the Oliver Wyman Report. Throughout the years, we have accumulated exceptional insurance expertise, established our trustworthy “Huize” brand and built strong data and technology capabilities.

Our leading position is powered by our dual-engine business model that connects both insurance clients and insurer partners. We do not bear underwriting risks ourselves. Leveraging our insurance expertise and data and technology capabilities, we analyze risks our insurance clients are exposed to, and recommend insurance products suitable to their protection needs. Our broad product offerings, reasonable policy terms and superior transaction experience attract an increasing number of insurance clients to our platform. On the other hand, based on our strong track record operating in the industry, we have strong relationships with our insurer partners. We help them reach a large insurance customer base online, enhancing their sales volume and improving their margins. Our insurer partners are able to offer more products with favorable terms on our platform, which in turn attracts more insurance customers, forming a virtuous cycle. We also leverage our proprietary technologies and data capabilities to provide product development, intelligent underwriting and risk management solutions to our insurer partners, which we believe significantly improves their profit model and product distribution efficiency.

By connecting insurer partners and insurance clients through our platform, we create strong network effect that enhances our leading position in the industry. We attract an increasing number of insurance clients through our exceptional product offerings and high quality services. As a result of our fast-growing insurance client base, more insurer partners start to cooperate with us to unlock their profit potential, which in turn brings more insurance products offered on our platform with more attractive terms, further attracting more insurance clients. The strong network effect strengthens our leadership position as a go-to gateway in China’s online insurance industry.

Quality client base with long-term client engagement

We offer insurance clients a seamless experience of accessing a wide spectrum of attractive insurance products. Our closed-loop online platform covers the entire insurance life cycle and provides insurance clients with one-stop services and streamlined transaction experience. A substantial portion of our clients are younger generation, who tend to be well-educated and tech-savvy. These clients typically are more amenable to learn insurance related knowledge, and enjoy online consumption and investment. According to the information provided by our clients, in 2018, the average age of those who purchased life and health insurance products was 33.

Our focus on long-term life and health insurance is suitable for the needs of our young client base. As the younger generation are at an early stage of developing their insurance needs, we believe we can satisfy their long-term insurance needs and provide them with compelling insurance experience, hence retain them and keep them engaged on our platform for 20 to 30 years. We were the largest among independent online long-term life and health insurance product and service platforms in terms of GWP facilitated in 2018, according to the Oliver Wyman Report. Our quality products and services offering encourage repeat clients. As of December 31, 2018, each of our individual clients has accumulatively purchased an average of 2.6 insurance policies, excluding travel insurance policies. Our clients’ protection needs evolve as they move through different life stages. We believe that we are able to keep them engaged with our broad product offering and services, meeting their life-long insurance needs.

Effective client acquisition and retention

Given our long operating history, we have a deep understanding of the different scenarios that give rise to clients’ insurance needs, the various products that are suitable to particular client segments, and the client profiles that tend to pose heightened risk of fraud. This enables us to create accurate profiling, detailed segmentation and effectively reach and acquire insurance clients. We convert client traffic to our platform through high quality services and efficient client management systems. Our insurance consultants are young professionals with similar age profiles as our insurance clients, and they empathically understand and click with our clients. We offer our insurance consultants with professional training to ensure that they have a solid understanding of insurance products and provide high quality services. We maintain and enhance engagement with our clients through various digital channels, such as WeChat groups, other social network groups and online educational platforms. By offering high quality free educational content to the general public, our “Huize” brand has been associated with trustworthy insurance products and services. In 2018, our brokerage commission income per insurance policy over client acquisition cost, including cost of revenues, advertising and marketing expenses per insurance policy, was 150%.

We enhance client stickiness by providing real-time services, streamlined transaction experience, diversified product offerings to serve clients’ life-term protection needs. We continue to explore our insurance clients’ potential needs throughout the different stages of their lifetime and serve them with the suitable products.

Outstanding product design and development capabilities powered by data

We cooperate with our insurer partners to design and develop tailor-made insurance products to better serve our insurance clients’ diversified protection needs. Our innovative product design capabilities are rooted in our exceptional insurance knowhow, business intelligence and our customer data accumulation technologies. As a pioneer in China’s independent online insurance product and service industry, we had accumulated a large amount of real user data and transaction data. The high-quality data we accumulated covers a large variety of dimensions, including multiple factors for client profiling, insurance behavior data, and underwriting and claim settlement details across different products. In particular, the massive insurance transaction data enable in-depth understanding of client needs for specific protection, product design mechanism and accurate risk-based pricing and underwriting, and further helps quick digitalization of product components.

In 2018, we offered four life and health insurance products we designed and developed together with our insurer partners and three of them ranked among the top 10 sellers of the long-term life and health insurance products on our platform in the same period. The premiums from life and health insurance products we designed and developed together with our insurer partners amounted to RMB113.9 million in 2018, contributing to 24.5% of the first-year premium of life and health insurance products we facilitated during the same period. We are able to design a life and health insurance product within two to three months. This allows us to quickly upgrade our product offerings and capture evolving market opportunities. For all the tailor-made life and health insurance products we design, we possess the intellectual properties of the product names and all their subsequent upgrades.

Strong technology infrastructure designed for and catering to insurance industry

Leveraging our long operating experience in the industry, we have developed a technology system catering to insurance transactions and services, with a focus on long-term insurance products. It is well integrated with the systems of many insurance companies, and designed to address the nuances of our industry. Our system enables a seamless insurance transaction experience, catering to the younger generation’s demand for efficient online purchase.

Our technology system is key to our ability of providing insurance products and services online. It empowers various aspects of our business. It captures a broad spectrum of client and product information. Through massive client data accumulated on our platform, we are able to generate comprehensive profiling of various types of insurance clients. This allows for accurate client segmentation and product recommendation. Our technology system also helps optimize transaction processes. From insurance clients’ perspective, our proprietary intelligent underwriting system greatly optimizes their transaction experience. They can easily identify their pre-existing conditions without providing a large amount of paperwork under the system. With the help of our insurance consultants equipped with analyzing tools, they can easily understand product features and policy terms, which further improves the transaction efficiency. From our insurance partners’ perspective, our intelligent underwriting system is integrated with those of insurance companies and reflects their risk management requirements. The more insurer partners we integrate with, the more robust our intelligent underwriting system becomes. Furthermore, our technology system enables us to provide value-added services. For example, our policy management system allows a client to aggregate policies for the client and his/her family, and recommends how the client can optimize his/her insurance portfolio based on risk exposure. We also keep detailed records of all correspondences between us and our clients, ensuring transparency and building their trust with us.

Visionary and experienced management and entrepreneurial corporate culture

Our professional and visionary management team possess extensive experience and knowledge in both insurance and technology sectors. They are pioneers of the online insurance product and service industry in China and lead us to success. In particular, Mr. Cunjun Ma, our visionary founder and chief executive officer, has over 23 years’ successful experience of leading both insurance companies and insurance service companies. Mr. Li Jiang, our chief operating officer, has 16 years’ insurance industry experience, including six years’ experience as senior manager in AIG Insurance. Our dedicated management has an average of more than ten years of relevant industry experience in insurance service, information technology, marketing and business development, and big data analytics and artificial intelligence technologies.

Under the leadership of our management team, we have developed strong execution capabilities that have enhanced our leading position in this industry and our current scale of operation. We have also developed corporate culture of delivering the virtue of insurance to our clients that is committed to social responsibility, which we believe is the foundation to create such an innovative business model in the online insurance product and service industry. Our corporate culture is also the driving force to attract, retain and motivate top industry talents to continue our innovation and breakthroughs in the industry.

Our Strategies

We intend to achieve our mission and our further growth by pursuing the following strategies:

Expand client base and enhance client engagement

We believe superior client experience and broad value proposition that we offer to insurance clients are key to a trusted insurance product and service platform. We intend to continue to enhance our service capabilities and develop additional features on our platform, thereby effectively acquiring and retaining more clients through word-of-mouth. Supported by our marketing team and user traffic channels, we will further raise our brand awareness and tap into underserved customer segments, capturing ample potential market opportunities. We will continue to conduct accurate market analysis and empower our insurance consulting team with advanced service tools. We will also continue to explore partnership with new user traffic channels and optimize our channel management to acquire more clients and to further improve efficiency in user conversion.

We aim at growing with our insurance clients and becoming their life-long insurance service provider. We aim to maximize their life time value through exploring multiple business opportunities and expand solutions along industry value chain, including expanding our product offerings to meet the evolving and growing client protection needs. For example, we plan to provide selective financial products to our insurance clients. We strive to ensure services we offer to our clients maintain high quality and invest in client retention and enhance client engagement along the 20-30 years while the clients’ insurance policies are in effect.

Deepen our cooperative relationships with insurer partners

We believe strengthened relationship with insurer partners will reinforce our dual-engine model and enhance our competitive edge. We plan to deepen our relationship with insurer partners through our strong product design and distribution capabilities. We intend to optimize all aspects of transaction processes together with our insurer partners, including but not limited to, system integration, in-force policy administration, intelligent underwriting and claim settlement. Our cooperation model with insurer partners provides us with sufficient flexibility to adapt to diverse and evolving needs from different insurance partners.

Offer more products and develop more co-branded products

We plan to expand our product offerings and design more co-branded products with our insurer partners through our enhanced data capabilities and deepened industry expertise. We strive to accumulate more useful client and transaction data, enhance our data storage and integration capacities, improve data processing efficiency, and optimize our data analysis algorithms. Leveraging our strengthened data capabilities, we will be able to better identify market needs that have not been addressed and evaluate risks associated with insurance terms. Through our in-house actuarial talents with in-depth industry expertise and joint efforts with our insurer /

re-insurer partners, we will continuously expand and diversify the insurance products offered on our platform, especially our self-designed insurance products. We intend to keep focusing on the IP protection of our flagship insurance products, and upgrade the products promptly in response to fast-changing market trends.

Invest in technology to improve operating efficiency

Data and technology capabilities are critical not only to the efficiency of client acquisition and retention, but also important to our platform operation. Enhanced data and technologies will improve every single aspect of our operations, including, among others, product design and development, product interpretation, intelligent underwriting, order placement, and claim settlement. We expect to apply data and technologies to facilitate our risk management system, especially in the further development of our blacklist database and facial recognition system. We will also harness our growing data analytics capabilities to conduct marketing and business development activities in a more cost-efficient manner. Leveraging our evolving data and technology capabilities, we plan to improve operating efficiency in general and enhance profitability to a greater extent.

Grow through mergers & acquisitions and overseas expansion

In addition to growing our business organically, we may selectively consider acquisition opportunities along the insurance value chain that complement our business and operations, such as investment in other insurance brokerage companies. This may include opportunities to expand our client base and strengthen our technology infrastructure and data analytics capabilities. In addition, we may strategically expand in overseas markets to implement mature business model and operational expertise for new client groups across geographies in a cost-effective manner.

Our Online Platform

We operate an independent online insurance product and service platform in China. On our platform, we provide insurance clients with a one-stop insurance experience. We distribute through our platform various insurance products underwritten by our insurer partners, some of which are products we designed and developed together with our insurer partners, and we do not assume underwriting risks ourselves. We offer easy interpretation and presentation of insurance policy terms to help insurance clients make informed decisions when purchasing insurance products. We provide services to insurance clients at various stages of the insurance transaction and in-force period to improve client experience and increase client stickiness. On our platform, we connect insurer partners efficiently with a massive base of insurance clients and enhance their insurance sales. The total number of the insured we served increased from approximately 31.2 million as of December 31, 2017 to approximately 41.8 million as of December 31, 2018.

The following chart sets out participants on our platform, and how their interactions form a virtuous cycle:

A Leading Independent Online Insurance Product and Service Platform in China

We provide our services to our insurance clients mainly at the following stages.

The transaction experience offered on our platform is simple and smooth as illustrated in below chart. In particular, our intelligent underwriting system enables risk analysis and management early on in the transaction process.

Note:	The number in charts are estimates for illustration purpose only.

Access to Our Online Platform for Insurance Clients

Insurance clients can access our online platform on internet and mobile internet, including our websites, our mobile app, our WeChat official account and our WeChat mini program.

Our websites

We primarily operate three websites: www.huize.com, www.qixin18.com and www.xiebao18.com. Our main website is www.huize.com, through which we offer substantially all of our insurance products, manage our insurance clients and insurance policies, and provide client services. Our main website covers every stage of insurance transactions, including product search, policy interpretation, online live consultation, intelligent underwriting, product purchase, policy management and claim settlement. Below is a screenshot of the homepage of www.huize.com:

www.qixin18.com is a platform we developed to connect to and cooperate with our user traffic channels, where we provide them with order placement SaaS system, user account management system, and various mobile-end tools to enhance our user traffic channels’ efficiency in directing client traffic. www.xiebao18.com primarily focuses on corporate insurance products and travel insurance products.

Mobile platforms

In response to the prevalence of smartphone usage and smartphone users’ growing preference of acquiring information and conducting transactions on mobile devices, we have developed our “Huize Insurance” mobile app, and have established our official account and mini program on the WeChat platform.

“Huize Insurance” app

We launched our “Huize Insurance” app in November 2015 and December 2015 compatible to Android and iOS systems, respectively. Our “Huize Insurance” app offers similar functions and features as our main website catering to app users’ needs. For example, clients can seek advice from our insurance consultants on various questions such as adequacy of their insurance coverage, terms of specific insurance products, and their eligibility for specific insurance products. Below are screen shots of our “Huize Insurance” app, illustrating its key functions and features:

WeChat official account and mini-program

We launched our WeChat official account in March 2014. While our WeChat also offers insurance transaction service, it mainly focuses on providing insurance education to potential insurance clients. It provides users with convenient access to our main website and mobile app download page, and posts various surveys and other education content aimed at enhancing user awareness of insurance needs and deepening user understanding of insurance products.

We publish articles and reports through our WeChat official account regularly. The articles and reports cover a wide range of insurance-related topics, including, among others, discovery of suitable insurance products for users and their families, comparisons of insurance products within certain product categories, and recommendations of insurance products offered on our platform.

As WeChat has become a daily communication and information acquisition tool for a massive base of smart phone users in China, we also launched a WeChat mini program in February 2017 to better reach and serve users on our WeChat platform. Our WeChat mini program covers most functions of our mobile app.

While we primarily serve our insurance clients through our online platform, we also provide insurance services to a small portion of insurance clients offline as a supplement to our online business.

Our Insurance clients

We have a large and growing base of insurance clients. We define our insurance clients as purchasers of the insurance policies we distribute, including individual clients, who contribute to most of our revenues, and corporate clients. As of December 31, 2017 and 2018, the cumulative number of our insurance clients was approximately 3.7 million and 5.3 million, respectively. As we continue to expand our product offerings, enhance our brand recognition and reputation, and deepen our cooperation with insurer partners and user traffic channels, we expect our client base to continue to grow.

We focus on serving the younger generation who are relatively well-educated, tech-savvy, more willing to learn insurance related knowledge, and tend to enjoy online consumption and investment. In 2018, the average age of those who purchased life and health insurance products through our platform was 33.

Geographical wise, clients in first-tier cities in China, including Beijing, Shanghai, Shenzhen and Guangzhou, generally have more disposable income. In recent years, we have seen a trend of growing client needs for insurance products in other cities, which will enable us to grow our client base in more geographical areas. In 2018, the higher-tier cities in terms of number of insurance clients accounted for 56.4% of our insurance client base. In addition to our China business, we also offer insurance products to insurance clients in Hong Kong through our Hong Kong subsidiaries.

We aim at serving lifetime insurance needs of our clients and their families. We believe that most insurance clients are attracted by our high quality product and service offerings to become our repeat clients after purchasing a first insurance policy on our platform. More importantly, the diversity of insurance products on our platform allows us to serve a variety of insurance clients at different stages of their lives. We believe that the variety of products and comprehensive services we offer will ensure client satisfaction, which in turn promotes client loyalty.

Insurance experience offered by traditional industry participants is believed to be time-consuming. We are dedicated to providing best-in-class client experience, which helps transform the industry norm. Our platform provides insurance clients with easy discovery and convenient access to a wide spectrum of insurance products and seamless transaction process. We provide recommendations of products that we believe are suitable for our potential and existing insurance clients based on the information they provide and the data that our platform collects and analyzes. We offer insurance clients a secure environment under a trusted brand, where they can acquire useful insurance knowledge and information on personal and family insurance package planning. The comprehensive suite of client services we provide make the whole insurance experience simple and smooth. The superior client experience we offer enhances client loyalty and encourages repeat purchase. As of December 31, 2018, each of our accumulative individual clients had accumulatively purchased an average of 2.6 insurance policies, which did not include policies for travel insurance products. Our average first year premiums for long-term life and health insurance products per policy increased from RMB2,586 in 2017 to RMB2,727 in 2018.

Services to insurance clients

(a) Assistance in finding the right product

•	Product information

We provide product information that is reader-friendly and easy to interpret, including illustrative graphics and case studies for each insurance product offered to facilitate clients’ understanding of policy terms. Moreover, if insurance clients still have questions after reading these materials, they can seek advice from our insurance consultation team or reach out to our client service representatives.

•	A broad selection of product offering

We offer various categories of insurance products on our platform. For each insurance product category, we offer a broad selection of insurance products, giving insurance clients adequate options to choose from. Therefore, we are able to serve insurance clients’ protection needs in different scenarios and at different life stages. Our broad product offering also allows us to recommend to clients insurance product portfolios, which are typically more cost-efficient compared with a simple combination of multiple insurance policies.

•	Insurance product recommendation

For each client, our platform will generate a set of recommendations based on the client’s profile, information provided by the client and his/her browsing footprint on our platform, focusing on the client’s personal protection needs. Clients have the flexibility to browse through as many products as they wish, but with the significant number of insurance products available, our recommendation service plays a critical role in matching clients with the most suitable insurance products.

•	Insurance consulting service

We employ insurance consultants with expertise in insurance industry and substantial experience to facilitate clients to make informed decisions when selecting insurance products. Each insurance consultant is required to complete mandatory trainings by experienced managers on subjects, such as insurance products knowledge and communication skills. Our insurance consultants are young professionals who empathically understand and click with our clients. As of December 31, 2018, our insurance consultants team consisted of 267 members. Before selecting a product, clients can make an appointment for consultation on our platform, and our insurance consultants are expected to contact them by phone within one business day. Our insurance consultants are capable of not only answering basic questions on insurance products, but also analyzing clients’ risk profile and insurance needs, providing recommendations with respect to insurance products, and assisting clients and their families with insurance planning.

We empower our insurance consultants with our self-built service tools, mainly including a vertical insurance database and client behavior tracking system. The database covers comprehensive information of insurance products available on the market, both online and offline. Insurance consultants can quickly retrieve product information from the database and present to clients comparison among insurance products. Our client behavior tracking system analyzes the clients’ browsing records and transaction records from various dimensions, and evaluates clients’ insurance needs and purchase preference. This allows our insurance consultants to predict clients’ concerns and queries before starting consultation sessions with clients, which substantially improves consulting efficiency.

(b) Providing superior transaction experience

•	Intelligent underwriting

We have built a proprietary intelligent underwriting system that automates the whole underwriting process with data analytical technology. For each insurance product, we code the underwriting criteria set by the insurer into our intelligent underwriting system, which allows the system to automatically evaluate whether a client is eligible for the product and whether the special terms in the insurance policy are triggered based on a series of set questions. The intelligent underwriting system greatly optimizes the insurance experience for the insurance clients, as it reduces the amount of paperwork needed, saves the efforts of talking to a human insurance advisor about the client’s medical history, and offers much faster digitalized policy processing. In addition, the codified criteria enables the assessment of a wide variety of pre-existing conditions, resulting in more accurate evaluation of a client’s eligibility and reducing the rate of rejection by insurance companies.

•	Claim application and settlement service

We act as the insurance clients’ trusted point of contact when risks covered by insurance policies realize. After receiving a claim settlement application from an insurance client, we review relevant materials provided by the client, assist with preparing necessary documents and information required to support the client’s claim, submit the claim with the insurer on the client’s behalf, and handle all communications with the insurer. The long-term cooperative relationships we have established with our insurer partners and our rich experience in representing clients’ interests allow us to settle claims thoroughly and effectively for as fast as two days. Our insurance clients can track the claim settlement progress through our online platform.

•	Client service

In addition to the insurance consultants team, we also have a dedicated client service team in charge of addressing basic client queries and providing all-round client services, consisting of 93 client service representatives as of December 31, 2018. We choose our client services representatives from candidates who have good communication skills and high client service ethics, and we provide rigorous training to our new recruits. We conduct ongoing evaluations of our client service representatives and provide periodic training to develop their skills. Each of our client service representative is responsible for the cases assigned to him or her and will follow up until the case is closed or resolved to our client’s satisfaction.

Upon receiving a piece of client complaint, our service representative will extract and go through chat records and transaction records of the client, reach out to the client by phone, and resolve the issue. We believe we are able to maintain high client satisfaction rate. As of December 31, 2018, we had not experienced any material client complaints or claims.

Our Insurer Partners

As of December 31, 2018, we cooperated with 62 insurer partners, including 34 life and health insurance companies, and 28 property & casualty insurance companies. Some of our insurer partners also cooperate with reinsurance companies to underwrite insurance products offered on our platform. We believe that with the continuous growth of our brand recognition, reputation and client base, we will be able to strengthen the cooperation with our existing insurer partners while attracting more insurance companies to build cooperative relationships with us. Our two largest insurer partners as measured by operating revenue contribution in 2018 aggregately accounted for 40% of our total operating revenue in 2018.

We empower our insurer partners to improve their operational efficiency and acquire massive clients online. In addition, we offer superior, cost-effective client service solutions, enabling insurer partners to receive feedbacks to the insurance products they underwrite and complete digitalized claim settlement in a timely manner. Leveraging our data capabilities, our client segmentation and selection process helps insurer partners effectively grow their client base and manage risks.

We provide a series of services to our insurer partners, including system integration and product design and development services. For each insurer partner, we offer technology support to adapt their system to our platform to ensure a smooth transaction process. An increasing number of insurer partners have integrated with our system, making our system more robust. We also proactively collaborate with those insurer partners that we have established a long and stable relationship with to design and develop insurance products together. For our cooperation in designing and developing insurance products, we present our product design ideas and pricing range suggestions to them after we have built a model and conducted actuarial, while the insurer partner files the product with the China Banking and Insurance Regulatory Commission to ensure regulatory compliance before we launch such product on our platform.

Our Product Offerings

We offer two broad categories of insurance products: life and health insurance products and property & casualty insurance products, both of which contain products we designed and developed together with insurer partners. The insurance products we offer on our online platform are underwritten by our insurer partners. Our platform offered 1,167 insurance products in the year ended December 31, 2018, including 193 life and health insurance products, and 974 property & casualty insurance products. In 2017 and 2018, respectively, we sold approximately 9.2 million and 15.0 million insurance policies, and facilitated first-year premiums of RMB533.2 million and RMB749.8 million.

Below table sets forth the categories of insurance products we offer on our online platform and the contribution of each category in 2018:

Type of Insurance Products	Sub-Category	No. of Policies (in thousand)	First-year Premiums (in RMB million)
Life and health insurance products	Long-term health insurance products	135.8	391.5
	Short-term health insurance products	79.1	30.1
	Life insurance products	23.7	43.4
Property & casualty insurance products		14,803.3	254.2

Life and health insurance products

The life and health insurance products listed on our platform include long-term health insurance products, short-term health insurance products and life insurance products. Our dedicated product design team with strong actuarial background design and develop tailor-made life and health insurance products to cater to client’s personal protection needs. In 2017 and 2018, we offered 173 and 193 life and health insurance products, respectively, and distributed 164,082 and 238,585 life and health insurance policies, respectively.

(a) Long-term health insurance products

The long-term health insurance products on our platform, primarily consisting of critical illness insurance products, typically offer a lump-sum payment to the insured if the insured is diagnosed with one of the conditions or a major life-threatening illness as defined in the insurance policy. The long-term health insurance products typically address insurance clients’ needs for both medical treatment and after-care services.

Taking advantage of our actuarial capabilities and our expertise in long-term health insurance products, we analyze clients’ potential insurance needs and design tailor-made insurance products accordingly. For a given new product idea, we build a model, conduct actuarial analysis, draw a preliminary price range, and proactively reach out to our insurer partners to discuss such product. After the cooperating insurer partner determines the final terms of the product, it files the product with the China Banking and Insurance Regulatory Commission and then launch the product on our platform. The product design and development process typically takes approximately three months. In 2018, premiums achieved from our tailor-made long-term health insurance products account for over 17.4% of total premiums of our life and health insurance products from the same period.

We cooperated with an insurer partner to design and develop Darwin No. 1 ( ), which was launched in August 2018. Darwin No. 1 is a long-term health insurance product that issues additional claim payment to the insured if the insured has suffered minor health before critical illness covered under the insurance policy. In addition, Darwin No. 1 issues payment to the beneficiary if his/her life terminates. Compared with most insurance products available in China, we believe that Darwin No. 1 offers more comprehensive protection, as measured with scope of diseases and claim payment arrangements, with more competitive price. From its launch in August 2018 to December 31, 2018, Darwin No. 1 was purchased 11,851 times and contributed RMB51.5 million of GWP. As the trade mark right owner of Darwin No. 1, we hold initiative in developing a series of comparably popular Darwin No. 1 products in the future, and can choose the most suitable insurer partners to work with in such efforts. Other popular long-term health insurance products we have designed and developed include Hui Xin An ( ) and Defender No. 2 ( ).

(b) Short-term health insurance products

Short-term health insurance products we offer provide illness and disease insurance protections and medical benefits during a period that is usually shorter than one year from the effective date of the policy. Popular health insurance products on our platform include Ping An E Health Insurance ( ) underwritten by PingAn Health Insurance, Smart 99 Health Insurance ( ) underwritten by Anxin Insurance, and Joy Life Health Insurance ( ) underwritten by Fosun Health Insurance.

(c) Life insurance products

We offer term life insurance products and whole life insurance products on our platform. The term life insurance products we offer provide life insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Popular term life insurance products on our online platform include Rui He Term Life Insurance ( ) underwritten by Old Mutual-Guodian Life Insurance and Ding Hai Zhen Term Life Insurance ( ) underwritten by Parmerica Fosun Life Insurance.

The whole life insurance products we offer provide life insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy is paid upon the death of the insured. Currently, we only offer one type of whole life insurance product on our online platform, the Hongli Whole Life Insurance ( ).

Property & casualty insurance products

The property & casualty insurance products we distribute include travel insurance products, individual casualty insurance products and corporate liability insurance. In 2017 and 2018, we offered 949 and 974 property & casualty insurance products, respectively, and distributed approximately 9.0 million and approximately 14.8 million property & casualty insurance policies, respectively.

(a) Travel insurance products

We aim to offer innovative and simple solutions for travelers covering every aspect of their travel plans. The travel insurance products we offer cover risks relating to international travel, domestic travel, and outdoor sports.

Most of our travel insurance products are customized scenario-based products. For example, for a tour group with members participating in various types of risky activities, we design different insurance policies depending on the specific activities each group member participates in. Through making the risks covered under each insurance policy specific, we make travel insurance products more cost-effective for insurance clients. In addition, we have the expertise to analyze the risks under each insurance policy, which effectively helps our insurer partners manage claims.

(b) Individual casualty insurance products

The individual casualty insurance products we offer on our platform generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident during the coverage period, which is typically less than one year. These products typically require only a single premium payment during the coverage period.

(c) Corporate insurance products

In addition to the insurance products for individuals, we also offer commercial property insurance and cargo insurance for corporate insurance clients. We offer various types of corporate liability insurance, including but not limited to public liability insurance, employer liability insurance, and product liability insurance. The cargo insurance products we offer on our platform include, among others, logistics liability insurance, international freight forwarder liability insurance, and international cargo bill of lading liability insurance.

Case Study

Case One: How We Serve a Client’s Long-term Insurance Needs

In July 2017, after preliminary communication with a traditional offline insurance agent, 36-year-old Ms. Chen browsed critical illness insurance products online and came to our platform through a search engine result. In order to give Ms. Chen a quick experience in online insurance transaction and our platform, one of our insurance consultants gave Ms. Chen a 30-day traffic accident insurance policy for free. Her concern over the security of online insurance transaction was soon addressed.

The insurance consultant subsequently recommended a portfolio of critical illness insurance products for Ms. Chen’s daughter, with an annual premium of RMB700 less than the insurance product recommended by an offline insurance agent and 20 more critical illness and six minor illness covered. Ms. Chen purchased the portfolio. In December 2017, Ms. Chen purchased the new type of multi-payment critical illness insurance product launched on our platform for her daughter, her husband and herself, making sure that the whole family are under insurance protection. In July 2018, Ms. Chen purchased a double the sum assured insurance product for children’s specific diseases for her daughter, and a couple mutual critical illness insurance for her husband and herself on our platform.

Case Two: Our Product Design and Development Process

In 2017, upon market demand analysis, we noticed that there were no online children critical illness insurance products with high insurance amount for children available on the market. The average insurance coverage amount for children critical illness insurance products was between RMB200,000 to RMB300,000, which could hardly meet the growing medical expenses. Parents have to purchase multiple critical illness insurance products for their children, including short-term insurance products, which could be not only expensive, but also difficult to manage.

In order to address this market demand, we designed Hui Xin An, the first critical illness insurance products customized for children with insurance coverage amount of over RMB1 million. We set the amount to over RMB600,000, and specifically set double claim payment for eight types of high frequency children diseases. Hui Xin An covers not only the surgery expense, but also post-surgery anti-discharge fees, nutrition fees, nursing fees, among others. Hui Xin An was proved popular as soon as its launch. In 2018, we sold nearly 50,000 Hui Xin An insurance policies and facilitated over RMB35 million premiums. Hui Xin An was awarded the Jin Nuo brand annual health insurance brand by China Insurance News, and was awarded as the most popular insurance product of the year by Information Times.

Our Fee Model

For each insurance policy we sell through our platform, we charge the insurer a first-year commission fee ranging from 7% to 110% of the first-year premium, based on the type of the insurance, the specific product, and our relationship with each insurer partner. Below table shows the commission fee ranges we charge for different types of insurance products:

	Type of products	Year 1	Year 2	Year 3	Year 4	Year 5
Life and health insurance products	regular payment	19%-110%	2%-30%	1%-20%	1%-10%	1%-8.5%
	single payment	7%-54%	—	—	—	—
Property & casualty insurance products		10%-98%	—	—	—	—

For insurance products we design and develop together with our insurer partners, we provide to the insurer partners our pricing range suggestions based on generally accepted actuarial principals as well as relevant laws and regulations. We principally take into account applicable regulatory requirements, severity and frequency of loss, claim settlement expenses, our target commission fee rates, and pricing of insurance products on the market that are of similar nature.

Branding, Marketing and Sales

We have been able to build a large client base through our direct branding and marketing initiatives, user traffic channels and advertisements placed via search engines. Our marketing team primarily work on direct branding and marketing initiatives, while our business development team work with existing user traffic channels and explore new ones. Our website, www.qixin18.com, also attracts user traffic channels to cooperate with us, and provide them with technology supports.

In recent years, we have continued to enhance our brand and marketing capabilities in conducting product marketing, user education and brand advertising. For product marketing, we prepare accurate, refined product presentation, and promote the products through professional financial media and social media channels. For user education, we publish or provide educational content, such as popularization of insurance products, basic terms of insurance policies, comparisons of insurance products, analysis of common diseases, insurance purchase strategies for different groups of people and guide to after-purchase services, through various entries of our platform. We develop such content in view of the complexity of insurance products, aiming to help clients make purchase decisions. User education strengthens our brand awareness, builds client trust and enhances conversion of user traffic. For brand advertising, we place advertisements both offline and online. We analyze the main characteristics of our target client group, based on which we select the locations of offline advisements. We also place advertisements on widely-used search engines to reach massive viewers. We believe user education is more effective when conducted in user community settings. Therefore, we set up voice courses through WeChat community to answer common questions from potential clients, which allows clients to interact with each other and reinforce the insurance educational contents they acquire.

We also work with user traffic channels, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who can potentially become our insurance clients. We prepare and distribute reports and articles on insurance to our user traffic channels for them to share and post on their own platforms. In this way, our user traffic channels help guide their users to our online platform to purchase insurance products. Our cooperation with user traffic channels broadens our reach to potential insurance clients, and help the user traffic channels monetize their user traffic. We pay our user traffic channels service fees for their efforts of attracting clients to our platform. For certain user traffic channels who have access to high-quality user traffic but lack capabilities of client management and insurance knowledge, we equip them with client service team and resources to guarantee superior insurance experience for the clients they draw to our platform.

Data and Technology

Technology is the key to our success in improving insurance client experience, enabling active transactions and cooperation and eventually achieving efficiency for our business. Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us with detailed and accurate information collected through our operation, and enables harnessing of insightful data analytics with big data capabilities. From our client interface to management support systems, our technology platform facilitates smooth execution and seamless data flow.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, give us a significant edge in operational efficiency. Our proprietary algorithms are embedded in all critical operational areas, including but not limited to insurance product recommendation, intelligent underwriting, pricing range suggestion and claim settlement services. Our engineers have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our business.

Data Analytics

Users of our online platform provide us with information when they register on our platform, browse information, place orders for insurance products and use various services and functions of our platform. Our data storage and distribution system stores and processes a massive amount of multi-dimensional user data, including time and location, user behavior, income and health condition, which serve as the foundation of our data technology.

Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support data mining. Our data technology supports our analysis of client behavior, personal and family insurance needs, and their feedbacks to the products and services we provide, which is the basis of our client value exploring initiatives and various client service tools. Based on our analysis, we label complex insurance policy terms and restrictive factors to establish an insurance product atlas, which helps us efficiently analyze insurance products, improve internal training and enhance operational efficiency. Meanwhile, the insurance product atlas we establish enhanced our product design and pricing capabilities, which in turn reinforce our products and services offerings and proper recommendations to clients.

We have accumulated a large amount of data, and established two data pools: client demand data pool and insurance product data pool. Our client demand data pool helps us understand clients’ protection demand in every step of their life cycles, and our insurance product data pool consisting of various detailed product features helps us better understand the competitive landscape and business trend of the supply side of China’s online insurance market. The two data pools have equipped us with significant strength in product design. For example, in 2016, we captured the market needs of protection for high-risk outdoor activities through analyzing our data pools, and launched a popular high risk outdoor activities accident insurance product in China. Moreover, we collaborated with outdoor ecosystem participants such as rescue services providers to meet the specific demands of insurance clients. This product soon proved to be a huge success.

Technology Infrastructure

We have built a reliable and smart infrastructure with sufficient redundant topologies to ensure high availability and a low risk of downtime. We have also built a scalable cloud infrastructure to minimize cost and sustain performance in periods of high network traffic. We have strategically selected our data center locations in China.

Our technology infrastructure provides 24-7 service that supports second-level horizontal expansion and vertical cross-physical scalability, and holds considerable advantages in compression capacity and traffic distribution solutions. Our technology infrastructure delivers the stability needed to support the high volume of insurance transactions conducted on our platform and data volume, the scalability to support increased volumes over time and the flexibility to quickly launch new insurance product. Empowered by our extensive and carefully designed technology infrastructure, we are capable of serving a growing number of insurance clients efficiently and effectively. We keep updating our technology infrastructure to achieve more cost-efficiency and higher stabilization.

Our Technology Development Team

Our technology development personnel have extensive experience with leading internet and mobile commerce technology companies, and focus on the following that support our long-term business growth:

•	maintaining and strengthening all of our platform and application system;

•	ensuring our technology system is well established, reviewed, tested and continuously strengthened; and

•	actively participating in the industry seminars, exploring relevant cutting-edge technologies.

As of December 31, 2018, our technology research and development team consisted of 79 engineers.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of trademark and trade secret law as well as confidentiality, invention assignment and non-compete agreements with our employees and other business partners to protect our proprietary rights.

As of December 31, 2018, we held six on-going patent registration in China. We had registered 122 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s Chinese name “Huize ( ).” We had registered 28 computer software copyrights registered with the PRC National Copyright Administration. We had 53 registered domain names, including our main website. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

Risk Management and Internal Control

We have adopted various policies and procedures to ensure rigorous risk management and internal control, and we are dedicated to continually improving these policies and procedures. Our risk management and internal control policies and procedures cover various aspects of our business operations such as fraud prevention, intelligent underwriting, and claim management.

Fraud Prevention

Our fraud prevention system uses a multi-faceted detection process to identify both individual and collusive frauds. We use existing fraud databases, including credit blacklists we maintain. We continuously update our fraud database with new information from similar insurance clients to improve the effectiveness of our fraud detection.

Additionally, we have established an internal risk alert system and constantly monitor the insurance status of our insurance clients, including their transaction frequency and distribution, insurance amount, premium and target. The various dimension real-time monitoring ensures that we can take appropriate and timely steps when risks arise. Our client database is updated from time to time based on our continuing evaluation.

Through analyzing client behavioral data and transaction data, we developed our anti-fraud blacklist database and optical character recognition system to enhance our risk management capabilities. Our anti-fraud blacklist database identifies the transaction and behavioral characteristics of high-risk users and generates warnings before transactions. We also work with third-party data providers to identify high-risk users during the client consultation phase and conduct pre-transaction interception. For insurance transaction that indicates excessive insurance coverage, unusual insurance behavior such as multiple insurance purchase within a short period of time and adverse insurance product selection with pro-risk tendency, our anti-fraud blacklist database issues alarm upon identification. Meanwhile, we apply our self-developed optical character recognition and face recognition systems to ensure that the insurance clients’ behavior is known and acknowledged by the insured and the beneficiaries, which minimizes the moral hazard.

Intelligent Underwriting

We continually improve the algorithm we use for our intelligent underwriting system, and provide regular training to our client service representatives who are in charge of answering clients’ underwriting related queries to ensure that our intelligent underwriting system, while saving the time and trouble of human underwriting, effectively screens clients’ eligibility for each insurance product. We believe that our rigorous and effective underwriting process is key to managing risks for our insurer partners.

Claim Management

Through providing services to facilitate claim settlement for our insurance clients, we have collected a large volume of relevant data. By utilizing this data, we continually optimize our risk management models to further enhance our claim management capabilities.

Data Privacy and Safety

We have implemented comprehensive procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. All client information we provide to our insurer partners are on a need-to-know basis, and are strictly redacted and encrypted. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. We store and transmit all user data in encrypted format on separate servers depending on each individual user’s location. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

Regulatory Compliance

We have designed and adopted strict internal procedures to ensure compliance to our business operations with all relevant laws and regulations and have established a code of conduct to regulate employees’ behavior and activities. In addition, we continually review the implementation of our risk-management policies and measures to ensure our policies and implementation are effective and sufficient.

We work closely with relevant government agencies that have jurisdiction over our business. We maintain frequent communications with government agencies before implementing new business initiatives or when regulatory uncertainties arise as new laws or regulations are promulgated. We actively provide our inputs on proposed regulations that are subject to public comments. We are often invited to comment on proposed regulations by relevant government authorities during the comment solicitation process.

Competition

The online insurance product and service industry in China is intensely competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology players. We compete primarily on the basis of:

•	our unparalleled operating history and large insurance client base;

•

our expertise in understanding young generation’s demand for long-term life and health insurance products and our capability of selecting and mobilizing suitable products to meet their fast-changing demands;

•	our capability of designing and developing tailor-made insurance products;

•	our robust client acquisition channels and efficient client conversion capabilities;

•	our ability to provide best-in-class insurance client service and experience online; and

•	our well-established business relationship with insurer partners continuously reinforced by our exceptional risk management capabilities.

Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

	As of December 31, 2018
	Number	% of Total
Functions:
Sales and marketing	213	27.8
Insurance consulting	267	34.9
Client service	93	12.1
Product management	20	2.6
Research and technology	98	12.8
General and administrative	75	9.8

Total	766	100.0

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after termination of his or her employment.

We maintain a good working relationship with our employees and we have not experienced any material labor disputes. Working together, our employees build our corporate culture that fosters innovation, cultivates efficiency, encourages teamwork and bravely faces challenges, and has significantly contributed to our achievements.

Properties and Facilities

Our corporate headquarter is located in Shenzhen, China. We lease office spaces in Shenzhen, Hefei, Chengdu, Beijing and Shanghai from unrelated third parties under operating lease agreements, and we do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

REGULATION

Regulations on Foreign Investment

The Wholly Foreign-Owned Enterprises Law of the PRC (last amended on September 3, 2016 and came into force on October 1, 2016) and the Implementation Rules on the Wholly Foreign-Owned Enterprises Law of the PRC (last amended and came into force in 2014) stipulate the establishment procedure of a wholly foreign-owned enterprise, or WFOE, regulations on registered capital, affairs of foreign exchange, accounting practice, taxation and labor service, and other relevant issues. The Decisions by the Standing Committee of the National People’s Congress on the Modification of the Wholly Foreign-Owned Enterprises Law of the PRC and Other Four Laws issued by the Standing Committee of the National People’s Congress, or the SCNPC, on September 3, 2016 has modified the procedures of investment by foreign investors in China, so that foreign investor investing in the commercial industry which is not under the restriction of special access administrative measures shall make record-filing with the relevant authorities.

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, and will become effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner. The state guarantees that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

In accordance with the Interim Measures on Management of Establishment and Change of Foreign-Owned Enterprises last amended by the Ministry of Commerce, or the MOFCOM, on June 29, 2018 and became effective on June 30, 2018, if the establishment and changes of foreign-owned enterprises do not involve the special access administrative measures prescribed by the PRC government, the examination and approval process has been replaced by the record-filing administration process with the relevant local authorities of the MOFCOM.

Foreign Investment Industrial Policy

Investments in the PRC by foreign investors are regulated by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, the latest version of which was promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 28, 2017 and became effective on July 28, 2017. Pursuant to the Catalogue, industries are categorized into encouraged industries, restricted industries and prohibited industries for foreign investment. Industries not listed in the Catalogue are categorized as permitted industries for foreign investment. On June 28, 2018, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) or the 2018 Negative List, which became effective on July 28, 2018. According to the 2018 Negative List, Internet information services falls within the scope of value-added telecommunications services (except for e-commerce), which is under the “restricted” category. Moreover, the proportion of foreign investment in life insurance companies shall not exceed 51% pursuant to the 2018 Negative List, but the restriction on proportion will be cancelled in 2021 in accordance with the 2018 Negative List.

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by China Insurance Regulatory Commission, or the CIRC, on December 11, 2006 and became effective on the same day, in five years following China’s the accession into the WTO, the establishment of WFOE to engage in insurance brokerage services shall be permitted. There shall be no restriction except those on the establishment conditions and business scope. In addition, Circular of the China Banking and Insurance Regulatory Commission on Lifting Limits on the Business Scope of Foreign-invested Insurance Brokerage Companies, which was promulgated by China Banking and Insurance Regulatory Commission, or the CBIRC, on April 27, 2018 and became effective on the same day, stipulates that foreign-invested insurance brokerage companies that have obtained a License for Operating Insurance Brokerage Services, or an Insurance Brokerage License, upon approval by the relevant insurance regulatory authority may conduct the following insurance brokerage business within the territory of the PRC: (i) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (ii) assist the insured or beneficiaries with insurance claims; (iii) reinsurance brokerage business; (iv) provide principals with services on disaster prevention, loss prevention, risk assessment and risk management consulting; and (v) other business approved by the CBIRC.

Regulations on Insurance Brokerage Business

Regulatory Authority—CBIRC

The CBIRC has extensive authority to supervise and regulate the insurance industry in China. In line with the Reform Program of the State Council, released by National People’s Council in March 2018, the CBIRC was established by a merger of China Banking Regulatory Commission, or the CBRC and the CIRC. The CBIRC is directly subordinate to the State Council, and with the State Council’s authorization, the CBIRC functions as a centralized institution with administrative oversight and competence over China’s banking and insurance industries in line with PRC laws and regulations. The CBIRC and its detached offices constitute the regulatory system for insurance industry. Before that, the CIRC had functioned as the regulatory body for insurance industry, and its major regulatory duties on the insurance industry include and are not limited to:

•	drafting laws and regulations for the supervision and regulation of the insurance industry and formulating industry rules and regulations of the insurance industry;

•

approving the establishment of representative offices by overseas insurance institutions; approving the establishment of insurance intermediaries such as insurance agencies, insurance brokerage companies, insurance loss adjusting companies and their respective branches; approving the establishment of overseas insurance institutions by domestic insurance and non-insurance institutions; approving mergers, splits, changes of corporate forms and dissolutions of insurance institutions and making decisions on the receivership and the appointment of receivers;

•	examining and confirming the senior managers’ qualifications of various insurance institutions; setting the basic qualification standards for insurance practitioners;

•

approving the terms and premium rates of insurance products related to public interests, statutory mandatory insurance and newly developed life and health insurance products; implementing record-filing management on the insurance terms and premium rates of such insurance products;

•	conducting business supervision on public-policy-oriented insurance and statutory insurance; supervising their organizational forms and operations such as captive insurance and mutual insurance;

•	investigating into and imposing penalties on illegal acts and misconducts of insurance institutions and practitioners;

•	supervising overseas insurance institutions established by domestic insurance and non-insurance institutions; and

•

establishing the standards for information systems of the insurance industry; establishing insurance risk-assessment, risk-warning and risk-monitoring systems; tracking, analyzing, monitoring and forecasting the operating conditions of the insurance market;

Regulatory and Legal Framework

The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations including the Insurance Law of the PRC, or the PRC Insurance Law, and administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the PRC Insurance Law.

The PRC Insurance Law, effective in 1995 and last amended in 2015, is the most important law in the regulatory and legal framework for the PRC insurance industry. The PRC Insurance Law provides that an insurance broker is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance broker shall obtain an Insurance Brokerage License before it engages in insurance brokerage business.

Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers.

Establishment and Revocation

Establishment of Insurance Brokers and Acquisition of Qualification for Operating Insurance Brokerage Business

Pursuant to the PRC Insurance Law and the Insurance Brokerages Provisions, to operate insurance brokerage business within the territory of the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the CIRC (the predecessor of the CBIRC) and obtain a license to operate insurance brokerage business. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. The registered capital of an insurance brokerage company must be fully paid in cash.

An insurance broker applying for operating insurance brokerage business shall, after obtaining the business license, submit without delay the application materials as required by the CIRC and disclose the relevant information. The CIRC and its local branches shall grant administrative licenses in accordance with their statutory responsibilities and procedures. After receiving the application for operating insurance brokerage business, the CIRC and its local branches shall understand and review the operating records of the shareholders of the applicant and the applicant’s market development strategy, business development plan, construction of the internal control system, staffing, information system configuration and operation as well as other relevant matters by means of conversation, letter inquiry, on-site inspection, etc., and conduct risk testing and give risk warnings. If the CIRC and its local branches permit an applicant to operate the insurance brokerage business in accordance with the law, they shall issue licenses to the applicant. An applicant may not carry out the insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time. In addition, an insurance broker shall have its own business premise and set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.

To operate insurance brokerage business, an insurance brokerage company shall satisfy the following conditions: (i) its shareholders meet the requirements stipulated in the Insurance Brokerages Provisions, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) its registered capital meets the requirements of Article 10 of the Insurance Brokerages Provisions and the registered capital shall be entrusted in accordance with the relevant provisions of the CIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions of the CIRC; (iv) its articles of association are in conformity with the relevant provisions; (v) its company name is in conformity with the Insurance Brokerages Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Brokerages Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CIRC.

According to the Administrative Measures for Insurance Licenses which was promulgated on June 22, 2007 and became effective on September 1, 2007, insurance brokerage institutions and their branches within the territory of PRC shall obtain an Insurance Brokerage License.

Pursuant to the Notice on Further Clarifying Issues concerning the Market Access of Professional Insurance Intermediaries, or the Notice, issued by the CIRC on May 16, 2013 and came into force on the same day, for the purpose of implementing the Decision on Amending the Regulatory Provisions for Professional Insurance Agencies and the Decision on Amending the Provisions on the Supervision of Insurance Brokerage Institutions, or together the two Decisions, brokerage companies established before the issuance of the two Decisions with a registered capital of less than RMB50 million may only apply for establishment of branches in the provinces, autonomous regions or municipalities where they are registered. Brokerage companies established before the issuance of the two Decisions with a registered capital of less than RMB50 million and with branches established in the provinces, autonomous regions or municipalities other than their place of registration may apply for establishment of branches in such provinces, autonomous regions or municipalities. Brokerage companies that engage in Internet insurance business shall have a registered capital of no less than RMB50 million, except for those conducting Internet insurance business according to law before the issuance of the two Decisions.

Revocation of Brokerage Companies

Pursuant to the Insurance Brokerages Provisions, an insurance brokerage company shall exit the insurance brokerage market according to the laws, administrative regulations and other relevant provisions. Where any insurance brokerage company falls under any of the following circumstances, the local branches of the CIRC shall cancel its license according to the law and announce the cancellation: (i) its license fails to be extended upon expiration; (ii) its license is annulled, revoked or canceled in accordance with the law; (iii) it is terminated in accordance with the law due to dissolution, declaration of bankruptcy or other reasons; or (iv) other circumstances stipulated by laws and administrative regulations. An insurance brokerage company, the license of which has been canceled, shall return the original license in time; if the license cannot be returned, the local branches of the CIRC shall state as such in the announcement. An insurance brokerage company, the license of which has been canceled, shall terminate its insurance brokerage business, and, within fifteen days from the date of license cancellation, make a written report to the industrial and commercial administrative department where its industrial and commercial registration was made. Where the company continues to exist, it shall not engage in insurance brokerage business and shall go through the formalities of business registration for changes in matters such as name, business scope and articles of association in accordance with the law, and ensure that its name does not include the term “insurance brokerage”.

If any branch of an insurance brokerage company is in a disorderly operation and management and is engaged in major unlawful or illegal activities, the insurance brokerage company shall, in accordance with the regulatory requirements of the CIRC and its local branches, take such measures against the branch as rectification within a specified period, business suspension and cancellation.

Where a licensee obtains an Insurance Brokerage License or other administrative licenses through improper means such as deception or bribery, such license shall be revoked by the CIRC and its local branches, and the licensee shall be given administrative punishments according to the law; the applicant may not apply for the administrative license again within three years.

Internal Governance

Corporate Governance in insurance brokerage companies

Pursuant to the Insurance Brokerages Provisions, an insurance broker shall, in accordance with the laws, administrative regulations and the relevant CIRC provisions, establish sound corporate governance structure and systems under the principles of clear responsibilities, strengthened checks and balances and risk management. Moreover, it shall make clear the management and control responsibilities, build a compliance system, focus on self-discipline and strengthen internal accountability to ensure sound operation.

Digitalization

Pursuant to the Notice to Advance Digitalization among Insurance Intermediaries released on April 10, 2007 by the CIRC and came into effect on October 1, 2007, to advance digitalization among insurance intermediaries, promote sustainable, healthy and fast development of insurance industry, insurance intermediaries should increase digitalization construction, and improve digitalized management of business documents. Implementation steps and requirements for digitalization among insurance intermediaries include: (i) from October 1, 2007, entities applying for establishment of insurance intermediary agency should formulate digitalization management system, furnish business and financial management software for insurance intermediary operation, or shall be dealt with in accordance with relevant laws and regulations. (ii) insurance intermediaries and their branch institutions established before October 1, 2007 should formulate digitalization management system and furnish business and financial management software for insurance intermediary operation before October 1, 2007 or shall be dealt with in accordance with relevant laws and regulations. (iii) from October 1, 2007, all insurance intermediaries and their branch institutions should establish complete and consistent digital business documentation system or shall be dealt with in accordance with relevant laws and regulations.

Deposit and Vocational Liability Insurance

Pursuant to relevant provisions of the PRC Insurance Law, an insurance broker shall, in accordance with the provisions stipulated by the insurance supervision and control authority under the State Council, make contributions to security deposit or apply for professional liability insurance.

According to the Insurance Brokerages Provisions, an insurance broker shall, within twenty days upon obtaining an Insurance Brokerage License, procure professional liability insurance or pay a deposit. An insurance broker shall, within ten days upon procurement of the professional liability insurance or payment of the deposit, submit to the local branches of CIRC a copy of the professional liability insurance policy, or a copy of the deposit agreement and a copy of the original deposit voucher and register the relevant information in the regulatory information system stipulated by the CIRC.

Once the professional liability insurance is procured, an insurance broker shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance broker shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance broker’s income from primary business in the previous year.

If an insurance brokerage company intends to pay deposit, the deposit shall be paid at 5% of its registered capital; if the insurance brokerage company increases the registered capital, the amount of the deposit shall be increased proportionately. An insurance brokerage company shall pay the deposit in full. The deposit shall be stored in a designated account in the form of bank deposit to a commercial bank or in any other form approved by the CIRC.

Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of the registered capital; (ii) cancellation of the license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided for by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

Anti-money laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010 and Administrative Measures for Anti-money Laundering Agenda in Insurance Industry promulgated on September 13, 2011 by the CIRC and became effective on October 1, 2011, the CIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.

According to the provisions of the Administrative Measures for Anti-money Laundering Agenda in Insurance Industry, insurance brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance brokerage companies shall understand laws and regulations on anti-money laundering.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; (iii) other requirements according to regulatory provisions.

Business Scope of Insurance Brokers

According to the Insurance Brokerages Provisions, an insurance broker when engaging in insurance brokerage business, may not exceed the business scope and business area of the underwriter. An insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (v) any other insurance brokerage-related businesses stipulated by the CIRC. Where the CIRC otherwise provides for any insurance brokerage business involving coinsurance or underwriting insurance at another locality and master policy, such provisions shall prevail.

An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products approved by the relevant financial regulatory authorities. Before selling non-insurance financial products, an insurance broker and its practitioners shall have the necessary qualifications.

Services and Products Provided by Insurance Brokers and Their Practitioners

Pursuant to the Basic Service Standards for Insurance Brokers promulgated by the CIRC on January 16, 2013, the service steps and content of insurance brokers for insurance clients (consumers) include but not limited to the establishment of insurance brokerage relationship, risk assessment, preparation of insurance purchase plan, selection of insurance companies for the clients, procedures for taking out insurance policies, services during the insurance period, assistance in claims and complaint settlement.

Aiming to maximize benefits for clients in providing services, insurance brokers shall comply with laws, administrative regulations and the relevant provisions of the CIRC, act in good faith with professional competency and due diligence, fully perform the notification obligations, disclose all the relevant information and protect the privacy and business secrets of clients. Employees in such industry shall fulfill the legitimate qualification conditions with good occupational ethics and strong practice capability. An insurance broker shall: (i) notify and disclose all the necessary details in establishing insurance brokerage service relationship with clients; (ii) be professional in risk assessment for clients with due care; (iii) prepare complete and proper insurance purchase plan for clients; (iv) put client interests first in choosing insurance companies; (v) be meticulous and proper in going through insurance purchase formalities for clients; (vi) provide considerate and complete services during insurance period; (vii) be fast and dutiful in assisting clients’ claims (while only licensed insurance companies should have the right to decide on claim settlement); and (viii) deal with complaints in an effective and timely manner.

According to the Insurance Brokerages Provisions, an insurance broker and its practitioners may not have the following acts in handling insurance business: (i) cheating the insurer, the applicant, the insured or the beneficiary; (ii) concealing any important circumstances relating to the insurance contract; (iii) obstructing the applicant to fulfill the obligation of telling the truth, or inducing the applicant not to fulfill the same; (iv) granting or promising to grant to the applicant, the insured or the beneficiary any interest other than that stipulated in the insurance contract; (v) compelling, inducing the applicant to enter or restricting from entry into an insurance contract by using its administrative power, position or the advantage of their profession and other improper means; (vi) forging or altering the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriating, retaining or embezzling the premiums or insurance benefits; (viii) making use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defrauding insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclosing trade secrets of the insurer, the applicant and the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed in contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

In addition, an insurance broker shall prepare standardized information booklets for customers in the course of conducting businesses. The information booklet for customers shall include the following matters: (i) name, business premises, scope of business and contact details of the insurance broker; (ii) the method for obtaining of remuneration by the insurance broker, including information on whether the insurance broker collects commission from the insurance company etc; (iii) whether the insurance broker and its senior management personnel are a related party of an insurance company or any other insurance intermediary which relate to its brokerage businesses; and (iv) complaint channel and dispute resolution method.

According to the Administrative Measures on Insurance Clauses and Premium Rates of Life Insurers, promulgated on October 19, 2015 by the CIRC, the insurance clauses and premium rates of the following insurance types of an insurer shall be submitted to CIRC for examination and approval prior to their launch: (i) insurance concerning public interests; (ii) insurance compulsorily enforced according to law; (iii) life insurance newly developed as required by CIRC; and (iv) other insurance specified by the CIRC. Types of insurance other than those listed above shall be submitted to CIRC for record.

Rectification Plan by the CIRC

On April 2, 2019, the CIRC promulgated the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party network platforms in cooperation with insurance institutions.

An insurance intermediary shall strengthen the internal control management, prevent business risks, and focus on the rectification from the following: (i) whether the professional insurance intermediary assists an insurance company in maliciously obtaining insurance proceeds by fabricating agency business, etc.; (ii) whether the professional insurance intermediary sells unapproved non-insurance financial products; (iii) whether the professional insurance intermediary grants benefits other than those stipulated in relevant insurance contracts to policyholders, the issued and beneficiaries; (iv) whether the professional insurance intermediary has filed registration for sales personnel for practice in accordance with relevant regulations; (v) whether the concurrent-business insurance agency of banking type obfuscates insurance products with savings deposits and bank wealth management products, and applies the concepts of “principal”, “interest” and “deposit”, etc., to make an ex parte analogy between the returns on insurance products and those of bank deposits, government bonds, etc., exaggerates the insurance contract returns, pledges to deliver fixed-amount returns or commit other misleading conducts in a disguised form; and (vi) whether the concurrent-business insurance agency collects or claims for interests other than those stipulated in relevant cooperation agreements from an insurance company or its staff.

All insurance institutions (insurance companies and insurance intermediaries) shall, in accordance with the Interim Regulatory Measures for Online Insurance Business, promulgated by the CIRC on July 22, 2015 and effective from October 1, 2015 or the Interim Measures, and other regulations, conduct internet insurance business, regulate the business cooperation with third-party network platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business, and focus their rectification on the following: (i) whether the activities of any cooperative third-party network platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party network platform engaging in internet finance involving wealth management, P2P lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party network platforms of the insurance institution conform to relevant provisions of the Interim Measures; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party network platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party network platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party network platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party network platform of the insurance institution restricts such insurance institution from accessing relevant information of customers in a truthful, complete and timely manner.

Qualification Management for Directors, Supervisors and Senior Management Personnel

According to the Insurance Brokerages Provisions, senior officers of an insurance broker refer to the following persons: (i) the general manager and deputy general manager of an insurance brokerage company; (ii) the principals of provincial branch offices; and (iii) other personnel who exercises important authority over the operation and management of the company. Senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to assumption of duty.

The senior officers of an insurance broker shall meet the following conditions: (i) having college degree or above; (ii) having been engaged in finance-related work for more than three years or having been engaged in economics-related work for more than five years; (iii) having the operation and management ability necessary for performing duties, and being familiar with insurance laws, administrative regulations and the relevant CIRC provisions; and (iv) being honest and trustworthy and of good character. Persons who have been engaged in finance-related work for more than ten years are not subject to clause (i) above. Principals of branches other than the provincial branch offices to be employed by an insurance broker shall satisfy the conditions listed above.

Pursuant to the Insurance Brokerages Provisions, any person who falls under any of the following circumstances may not serve as senior officers of an insurance broker and principals of branches other than provincial branch offices: (i) serving as a director, supervisor or senior officer of an insurance company or insurance intermediary whose license has been revoked for not more than three years from the revocation date due to violations of law, and being individually liable or being responsible for leadership for the license revocation; (ii) being a director, supervisor or senior officer of a financial institution whose qualification has been canceled for not more than five years from the date of disqualification due to illegal activities or discipline misconduct; (iii) being prohibited from entering the financial industry for a certain period of time by any financial regulator and the said period is not yet ended; (iv) having been warned or fined by any financial regulator for not more than two years from the date of such warning or fine; (v) being investigated by any judiciary, discipline inspection and supervision departments or financial regulators; (vi) being subject to joint punishments by the relevant state entities and shall be punished in the field of insurance due to serious dishonesty, or being involved in other serious dishonesty records within the recent five years; or (vii) other circumstances specified by laws and administrative regulations and by the CIRC.

Without the approval of the shareholders’ meeting or the general meeting of shareholders, no senior officers of an insurance broker or principals of branches other than provincial branch offices may work at the same time at any institution with conflict of interest.

Qualification Management for Insurance Brokerage Practitioners

Certain provisions of the PRC Insurance Law were revised at the 14th session of the 12th SCNPC on April 24, 2015. The examination and approval of the qualification of insurance brokerage practitioners have been canceled.

Pursuant to the CIRC Notice on Relevant Issues Pertaining to Administration of Practitioners with Insurance Intermediaries, which was promulgated and became effective on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her company shall handle the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not be served as necessary condition for administration of practicing registration.

Reward and Incentive

Pursuant to the Insurance Brokerages Provisions, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated on November 15, 2010 by the CIRC, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from future listing; may not induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; may not offer client equity in name of incentive as consideration for illicit interests.

According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012 by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Mobile Internet

Internet Business

Pursuant to the Administrative Measures for Internet Information Service released by the State Council on September 25, 2000 and amended on January 8, 2011, and the Administration Measures for Not-for-profit online Information Service Registration released on February 8, 2005 by the Ministry of Information Industry and effective from March 20, 2005, Internet information service is classified into for-profit and not-for-profit categories. For-profit Internet information service refers to service activities of compensated provision to online users through the internet of information or website production. Not-for-profit Internet information service refers to service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The national government has installed permit system for for-profit Internet information service and filing system for not-for-profit Internet information service. Not-for-profit Internet information service within the territory of the PRC should file for registration with telecommunication administration authority of the province in which it is located. Not-for-profit Internet information service provider should log onto the registration management system of the Ministry of Information Industry at designated time each year to go through the annual verification procedures.

Internet Insurance Business

Pursuant to the Interim Regulatory Measures for Online Insurance Business, insurance institutions (including insurance companies and professional insurance intermediaries) operating online insurance business, i.e., concluding insurance contracts and offering insurance service via self-operated or third-party online platform pursuant to network and mobile telecommunication technology, should abide by relevant provisions, and may not damage legitimate rights and interests of insurance consumers or public interests. Relevant information regarding insurance products disclosed online should be uniformly produced and authorized by insurance company, to ensure the content is legal, true, accurate and complete.

Insurance institution operating online insurance business should set up on its official website online column dedicated to insurance information disclosure including the following contents: website name, URL, and scope of business cooperation in case of third-party platform; online insurance product information covering product name, terms, premium rate (or link) and approval document number, filing number, registration document number or terms code; names, addresses and telephone numbers of branch companies established; client service and consumer complaint method; other contents specified by the CIRC.

Professional insurance intermediaries operating online insurance business should disclose further information, including business permit from the CIRC, information on business license or link icon to it, scope and content authorized by insurance company.

To promote orderly and healthy development of online insurance, on April 14, 2016, Action Plan for Special Rectification Initiative to Mitigate online Insurance Risks was jointly released by the CIRC and other fourteen relevant authorities. The Action Plan sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance. Pursuant to principles of highlighting focused, proactive and robust attitude, differentiated policy making, soup-to-nuts regulatory approach, and clarity with accountability and coordination.

Third Party Network Platform

Pursuant to the Interim Regulatory Measures for Online Insurance Business, third-party network platforms refer to the network platforms (excluding self-operated network platforms) providing auxiliary services of network technical support for insurance consumers and insurance institutions in Internet insurance business. Where a third-party network platform operates Internet insurance business including sales, underwriting, settlement of claims, surrender, complaints handling, and client services, it shall have obtained the corresponding licenses for insurance business operation.

In addition, third-party network platforms shall meet the following conditions: (i) having a license issued by a competent department of the Internet industry or have completed the website filing with a competent department of the Internet industry, and the access locations of their websites shall be within the PRC; (ii) having safe and reliable Internet operation systems and information safety management systems, and realize the effective separation from any other application system of insurance institutions so as to avoid the transmission and spread of risks of information safety inside and outside insurance institutions; (iii) being able to provide information of policy holders, the insured, and the beneficiaries necessary for developing insurance business completely, accurately and timely, including personal identity, contact, account and coverage operation paths; (iv) having not received any major administrative penalty imposed by any government department such as a competent department of the Internet industry or an administration for industry and commerce over the last two years, and having not been listed by the CIRC in the list of third-party network platforms with forbidden cooperation in the insurance industry; and (v) other conditions stipulated by the CIRC. Third-party network platforms shall also disclose the information on cooperative insurance institutions and their own filing information in a prominent position, and point out that insurance business is provided by insurance institutions.

Third Party Information Protection

Protection Provisions on the Technical Measures for the Protection of the Security of the Internet promulgated by the Ministry of Public Security effective on March 1, 2006 provide initial requirements on supervising the security of Internet information. The providers of the Internet services and entity users of the network shall establish a corresponding management system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless it is otherwise specified by any law or administrative regulation. The providers of the Internet services and entity users of the network shall adopt technical measures for the protection of the Internet security according to law and shall not take technical measures to injure the users’ freedom and confidentiality of communication under the pretext of protecting the security of the Internet.

Decision on Strengthening Information Protection on Networks promulgated by the SCNPC on December 28, 2012 and effective on the same day provides basic principles for protecting electronic information by which individual citizens can be identified and which involves the individual privacy of citizens.

Provisions on Protecting the Personal Information of Telecommunications and Internet Users promulgated by the Ministry of Industry and Information Technology, or the MIIT on July 16, 2013 and effective on September 1, 2013 further improve the personal information protection system of telecommunications and Internet industries and specify the scope and obligation subjects of personal information protection of telecommunications and Internet users, rules on collection and use of users’ personal information by telecommunications service operators and providers of Internet information services and agent management and information security guarantee measures. The providers of the Internet services and entity users of the network shall establish a corresponding administration system. The information as registered by users shall not be publicized or divulged without the approval of the users, unless as otherwise compelled by any law or administrative regulation.

According to the Network Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and effective on June 1, 2017, network service providers, in their business operation and provision of services, must observe laws and regulations and perform the obligation of ensuring network security, effectively respond to cybersecurity incidents, prevent illegal activities, and maintain the integrity, confidentiality and availability of network data.

The Interim Regulatory Measures for Online Insurance Business specifies that when concluding insurance contracts and providing insurance services, or the Internet insurance business, via self-operated network platforms, and third-party network platforms, among others, by relying on the Internet, mobile communications, and other technologies, insurance institutions shall ensure that Internet insurance consumers enjoy insurance services such as insurance purchase and claim settlement that are not less than those from any other business channel, and guarantee the safety of insurance transaction information and consumer information. Insurance institutions shall have a safe and reliable Internet operation system and information safety management system; shall keep strictly confidential and shall not disclose any client information collected in the course of conducting internet insurance business and shall not use the client information for any purposes other than the provision of relevant services without the consent of clients.

According to the Insurance Brokerages Provisions, an insurance broker and its practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during the business activities.

Regulations on Mobile Internet Applications Information Services

According to the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China on June 28, 2016 and became effective on August 1, 2016, the mobile internet applications (the APPs) information service providers shall implement their information security management responsibilities strictly and fulfill certain obligations, including but not limited to: (i) certify the identification information of the registered users with their mobile telephone number based information under a background real-name principle, (ii) establish and perfect the mechanism for the protection of users’ information, (iii) safeguard users’ right to know and to choose when users are installing or using such applications, and (iv) record the users’ log information and keep the same for 60 days.

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules. The Foreign Exchange Administration Rules were promulgated by the State Council on January 29, 1996 and became effective on April 1, 1996 and were subsequently amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless the prior approval by the competent authorities for the administration of foreign exchange is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of State Administration of Foreign Exchange, or SAFE, for paying dividends by providing certain evidencing documents (board resolutions, tax certificates, etc.), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with the competent authorities for the administration of foreign exchange and approval or filings with the relevant government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or the Circular 37, which is promulgated on July 4, 2014 and became effective on the same day. Under the Circular 37, (i) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the overseas SPV, including, among other things, a change in the overseas SPV’ s PRC resident shareholder, name of the overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was promulgated on February 13, 2015 and implemented on June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt, which was promulgated by SAFE on September 24, 1997 and the Interim Provisions on the

Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in the PRC, which accordingly are foreign-invested enterprises, are considered foreign debts.

Pursuant to the Measures for the Administration of Foreign Debt Registration, together with the Guidelines on the Administration of Foreign Debt Registration, both issued by SAFE on April 28, 2013 and the Notice on Matters concerning the Macro Prudential Administration of Full-Covered Cross Border Financing issued by the PBOC on January 12, 2017, the total amount of accumulated foreign debt borrowed by an enterprise is subject to an upper limit of the difference between its registered capital and its total investment amount, or two times, or the then applicable statutory multiple, of the amount of its audited net assets, at its election, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Merger and Acquisition of Domestic Enterprises by Foreign Investors

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it, acquires a domestic company which is related to or connected with it, approval from the MOFCOM is required.

According to the Interim Measures on Management of Establishment and Change of Foreign-Owned Enterprises, the merger and acquisition of domestic non-foreign invested enterprises by foreign investors shall, if not involving special access administrative measures and affiliated mergers and acquisitions, be subject to the record filing measures.

Regulations on Intellectual Property

Trademark

Pursuant to the Trademark Law of the PRC, which was most recently amended on April 23, 2019 and will take effect on November 1, 2019, the valid period for registered trademark is ten years from the date of registration; to renew trademark registration upon expiration, the trademark registrant should follow the provisions to manage renewal 12 months before expiration; if it is not processed within the period, a six-month extension period shall be given. Valid period for each renewal is ten years from the next day after the previous expiration date. If renewal is not obtained after expiration, the trademark shall be canceled. Business administration authority shall sanction any infringement of trademark by law; where suspected crime is involved, the perpetrator shall be promptly apprehended by judicial agency for legal proceedings.

Copyright

Pursuant to the Copyright Law of the PRC amended on February 26, 2010 and effective on April 1, 2010, Chinese citizens, legal person or any other organization shall be entitled to copyright of its work by this law whether or not such work is published or not. Copyright covers the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, films and cinematography works, drawings of engineering designs and product designs, maps, illustrations, other graphic works and model works; computer software and other works as prescribed by laws and administrative regulations. Perpetrator infringing on copyright or copyright related rights shall be held liable for actual damages to obligee, and may be fined, and the illegal gains, pirate copies and properties used for illegal activities may be confiscated.

Domain Name

Pursuant to the Implementation Rules for Domain Registration released by China Internet Network information Center on May 28, 2012 and effective on May 29, 2012, and the Internet Domain Name Management Measures released by the MIIT on August 24, 2017 and effective on November 1, 2017, domain name registration shall be conducted through domain name registration management service institutions, on the basis of “first apply first register”, unless otherwise specified by the implementation rules for a particular domain name. Domain name registration management service institution should enter into individual domain name registration agreement with the applicant. The domain name holder should notify domain name registration management service institution any alteration in registration information other than that of the holder and apply for registration information change within 30 days after the alteration according to alteration recognition method selected at application.

Regulations on Tax

Corporate Income Tax

Pursuant to the Corporate Income Tax Law of the PRC effective on January 1, 2008 and amended on December 29, 2018 and the Implementation Provisions for the Corporate Income Tax Law of the PRC effective on April 23, 2019, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

Withholding Income Tax

Pursuant to the Arrangement between Mainland and Hong Kong S.A.R. Regarding Avoidance of Double Taxation on Income and Prevention of Tax Evasion agreed between SAT and Hong Kong S.A.R. on August 21, 2006, and three conventions implemented as of June 11, 2008, December 20, 2010 and December 29, 2015, if Hong Kong resident holds at least 25% of the registered capital of a company in China, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 5%. In all other cases, the withholding income tax rate applicable to the Chinese company for dividends payable to the Hong Kong resident is 10%.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended on November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended on October 28, 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated on May 6, 2016 by the SAT, and revised according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on April 4, 2018 and effective on May 1, 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

Regulations on Employment and Social Welfare

Employment

The relevant labor laws in China include the Labor Law of the PRC, the Labor Contract Law of the PRC, Interim Provisions on Labor Dispatch, the Social Insurance Law of the PRC, the Provisional Measures for Company Employee Birth Insurance (1994), the Provisional Regulations for the Collection and Payment of Social Insurance Premiums, and Regulations on Management of Housing Provident Fund and other laws and regulations released from time to time by relevant governmental departments.

Pursuant to the Labor Law of the PRC implemented on January 1, 1995 and last amended on December 29, 2018 by the SCNPC, enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities must meet national standard. Enterprises and institutions must provide workers with working safety and health conditions that satisfy national provisions and relevant articles on labor protection.

Pursuant to the Labor Contract Law of the PRC effective on January 1, 2008 and amended on December 28, 2012 by the SCNPC, or the Labor Contract Law, enterprise or organization which will establish or has established employment relationship with workers should make it official with written employment contract. No enterprise or institution may force workers to work over time, and employer should pay over-time fee to workers in line with applicable national provisions.

Pursuant to the Interim Provisions on Labor Dispatch which were implemented by the Ministry of Human Resources and Social Security on March 1, 2014, and the Labor Contract Law, employers may only employ dispatched workers in temporary, auxiliary or substitutable positions and the number of which shall not exceed 10% of the total number of its employees. If the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make rectifications within a time limit; if it fails to make rectifications within the time limit, penalties shall be imposed for more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provision

Pursuant to the Work-related Injury Insurance Regulations effective on January 1, 2004 and amended on December 20, 2010 by the State Council, and Provisional Measures for Enterprise Employee Birth Insurance released on December 14, 1994 by Labor Ministry (now the Ministry of Human Resources and Social Security), the Decision on the Establishment of Unified Basic Pension System for Enterprise Employees released on July 16, 1997 by the State Council, the Decision on the Establishment of Basic Medical Insurance System for Urban Employees promulgated by the State Council on December 14, 1998, the Regulations on Unemployment Insurance released by the State Council on January 22, 1999, the Provisional Regulations on the Collection and Payment of Social Insurance Premiums released by the State Council on January 22, 1999, and the Provisional Management Measures for Social Insurance Registration released by Labor Ministry (now the Ministry of Human Resources and Social Security) on March 19, 1999, the Social Insurance Law of the PRC effective on July 1, 2011, and amended on December 29, 2018 by the SCNPC, employer should purchase social insurance policies for its employees, including basic pension policy, basic medical insurance policy, unemployment insurance policy, maternity insurance policy and work-related injury insurance policy. Employer failing to make timely and full payment for social insurance for its employees shall be demanded by social security authority of jurisdiction to furnish payment plus the late fee within designated time period. If such employer shall fail to make up for the late fee within designated time period, related administrative department shall impose punitive measures on the employer.

Pursuant to Regulations on Housing Provision Regulations released in 1999 and amended on March 24, 2002 and March 24, 2019 by the State Council, enterprises should file for housing provision payment registration with the Housing Provision Management Center, and set up housing provision account for employees at trusted bank after audited by the Housing Provision Management Center. Enterprises should make timely and full payment for the employee housing provision.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Cunjun Ma	48	Chairman of the Board of Directors and Chief Executive Officer
Li Jiang	48	Director and Chief Operating Officer
Tracey Chow	38	Director and Co-Chief Financial Officer
Minghan Xiao	46	Co-Chief Financial Officer
Xuchun Luo	50	Director and Secretary of the Board of Directors
Kai Ouyang	42	Chief Technology Officer
Haosheng Song	37	Chief Content Officer
Yongsheng Wang	46	Chief Human Resources Officer
Andrew Y Yan	62	Director
Jun Xiong	46	Director
Bing Xiao	51	Director

Mr. Cunjun Ma is our founder and has been chairman of our board of directors and our chief executive officer since our inception. Mr. Cunjun Ma has over 23 years of insurance related experience, and holds exceptional insurance expertise and insights that have considerably contributed to our fast growth and unique corporate culture. He founded Shenzhen Huize Internet Insurance Agent Co., Ltd. in 2006 and worked as its general manager until June 2011. Prior to that, he worked as the head of a subsidiary of Hua An Property Insurance Co., Ltd. for two years. Prior to that, Mr. Ma worked in Shenzhen branch of Ping An Property Insurance Co., Ltd. from August 1995 to February 2004. Mr. Ma obtained an MBA degree from Nankai University.

Mr. Li Jiang has served as our chief operating officer since 2015. Mr. Jiang has been working in the insurance industry since 2003. Prior to joining our company, Mr. Jiang worked as senior manager in Starr Insurance (China) from 2009 to 2015. Prior to that, Mr. Jiang worked as senior manager in AIG Insurance from 2003 to 2009. Before entering the insurance industry, Mr. Jiang worked as marketing manager for AirChina from 1993 to 2003. Mr. Jiang obtained his Master’s degree in Marketing from Hong Kong University in 2013.

Ms. Tracey Chow has served as our co-chief financial officer since April 2019 and our director since June 2019. Ms. Chow has 11 years of experience related to private equity investment and investment banking. She worked as vice president of Hillhouse Capital from June 2015 to August 2018 where she mainly focused on private equity investments. Before that, she worked as a senior associate in HOPU Investment from April 2014 to May 2015 in private equity investments as well. Prior to that, she worked as a senior associate in China International Capital Corporation from October 2010 to March 2014, where she focused in investment banking. Ms. Chow also had three years of working experience in the United Nations Development Program from June 2005 to March 2008, where she worked as a project manager in international development initiatives. Ms. Chow obtained her dual degree of Bachelor of Economics and Bachelor of Business Administration from Shanghai University of Finance & Economics in 2004. She graduated from the MPA program of University of Western Ontario in 2005, and the MBA program of Yale University in 2010.

Mr. Minghan Xiao has served as our co-chief financial officer since November 2016. Prior to joining our company, Mr. Xiao worked in his capacity as chief financial officer, senior accountant or secretary of board of directors in several companies from October 2007 to May 2016. Mr. Xiao worked in his capacity as assistant manager for Klynveld Peat Marwick Goerdeler from November 2006 to August 2007, and as senior accountant for Deloitte Touche Tohmatsu Limited from December 2004 to October 2006. Prior to that, Mr. Xiao worked for five years in a PRC accounting firm. Mr. Xiao obtained his Bachelor’s degree in Logic from the Department of Philosophy, Peking University in 1995, and his Master’s degree in Logic from the Department of Philosophy, Sun Yat-sen University in 1998.

Ms. Xuchun Luo has served as our secretary of the board of directors since our inception. Ms. Luo has over 15 years of insurance related experience, and 20 years of accounting and financing related experience. Before joining our company, Ms. Luo worked as a department manager in Shenzhen Huize Internet Insurance Agent Co., Ltd. from March 2007 to November 2011. Ms. Luo also worked in Hua An Property Insurance Co., Ltd. for two years. Prior to that, Ms. Luo worked as an accountant in Industrial and Commercial Bank of China for 15 years, and as a department manager in an industrial company for two years. Ms. Luo obtained a Specialist’s degree in Financial Accounting from Jiangxi Radio and Television University in 2001, and a Bachelor’s degree in Law from The Open University of China in 2009.

Dr. Kai Ouyang has served as our chief technology officer since September 2014. Prior to joining our company, he worked as technical director of Fangduoduo Internet Technology Co., Ltd. from October 2011 to August 2014. Dr. Ouyang worked as the technology architect in Tencent Technology Co., Ltd. from August 2008 to October 2011. Before that, he worked as a doctoral lecturer in School of Computer Science of Wuhan University of Science and Technology from June 2006 to July 2007, and as a postdoctoral researcher in School of Computer Science of Hong Kong Baptist University from July 2007 to August 2008. Dr. Ouyang obtained his Bachelor’s degree in Material Science and Engineering, minor in Computer Science in 1999, his Master’s degree in Computer Science in 2002, and his PhD degree in 2006, all from Huazhong University of Science and Technology.

Mr. Haosheng Song has served as our chief content officer since 2015, and has been in charge of our branding, marketing and public relations since then. Mr. Song has rich experience in content provision and communication. Prior to joining our company, he worked as a reporter and chief editor in China Central Television from July 2007 to December 2014. Mr. Song obtained his Bachelor’s degree in Chinese Literature in 2004 from Shandong University. He obtained his Master’s degree in advertising from Communication University of China in 2007.

Mr. Yongsheng Wang has served as our chief human resources officer since 2016. Mr. Wang has rich experience in human resource management. Prior to joining our company, Mr. Wang worked in his capacity as senior consulting director and partner at two management consulting companies for eight years. Prior to that, Mr. Wang worked in the human resource departments of China National Accord Medicines Co., Ltd., Jindi Group Co., Ltd., and Huawei Technologies Co., Ltd., respectively, from 2000 to 2008. Mr. Wang obtained both his Bachelor’s degree and Master’s degree from Tianjin University.

Mr. Andrew Y Yan has served as our director since January 2019. Mr. Yan is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. Mr. Yan obtained his Bachelor’s degree in Aeronautic Engineering from Nanjing Aeronautic Institute in 1982, and his Master’s degree of Arts in International Political Economy from Princeton University in 1989.

Mr. Jun Xiong has served as our director since June 2019. Mr. Jun Xiong has over 20 years of investment management and investment banking experience. Mr. Xiong founded Beijing Wanrong Times Capital Management Co., Ltd., a Chinese investment firm, in January 2016, and has been its chairman of board of directors since then. Prior to that, Mr. Xiong worked as the general manager of Wanda Investment Co., Ltd. from May 2014 to January 2016. Prior to that, Mr. Xiong worked in various investment funds in his capacity as president or senior investment manager from 1998 to 2014. Mr. Xiong obtained his Bachelor’s degree in Thermal Engineering in 1995, and his Master’s degree in Thermal Engineering in 2000, both from Beijing Technology University. In 2017, Mr. Xiong graduated from the EMBA program of PBC School of Finance, Tsinghua University.

Mr. Bing Xiao has served as our director since June 2019. Mr. Bing Xiao has worked in the investment management industry since 2003. He has been working as President in Fortune Wisdom Venture Capital Co., Ltd., a venture capital firm in China, since December 2008. Prior to that, he worked in managing capacities in Hunan Dianguang Media Co., Ltd, a Chinese listed company, and Hong Kong China Travel Economic Development Co., Ltd. Mr. Xiao worked as staff of Hunan Provincial Planning Commission from 1990 to 1992. Mr. Xiao obtained his Bachelor’s degree in Economics from Renmin University of China in 1990, and his Master’s degree in Economics from Jinan University in 1995.

Board of Directors

Our board of directors will consist of eight directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the [New York Stock Exchange/Nasdaq Global Market] rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of            ,            and            .             will be the chairman of our audit committee. We have determined that            ,            and            satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules] and Rule 10A-3 under the Exchange Act. We have determined that            qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,              and             .             will be the chairman of our compensation committee. We have determined that             ,              and              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of            ,             and             .              will be the chairperson of our nominating and corporate governance committee.             ,              and              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

[Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to our company or tendered at a board meeting; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board for [six] consecutive times and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Cayman Companies Law or our articles of association. [Our post-offering amended and restated articles of association provides that, notwithstanding any other provisions in the amended and restated articles of association, at each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. A retiring director shall be eligible for re-election by ordinary resolution of the members of our company. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.]

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any client doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential client business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of RMB7.3 million (US$1.1 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our WFOE, our VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL[ AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares[; and

•	each selling shareholder.]

The calculations in the table below are based on 895,318,220 common shares on an as-converted basis issued and outstanding as of the date of this prospectus, assuming an initial public offering price of US$             per ADS, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, and             common shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common shares Beneficially Owned Prior to This Offering		[Common shares Being Sold in This Offering]		Common shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers*:
Cunjun Ma(1)	137,102,024	15.3
Li Jiang	*	*
Xuchun Luo	9,377,346	1.0
Minghan Xiao	*	*
Tracey Chow	*	*
Andrew Y Yan(2)	195,825,080	21.9
Haosheng Song	*	*
Kai Ouyang	*	*
Yongsheng Wang	*	*
Jun Xiong(3)	98,321,680	11.0
Bing Xiao(4)	—	—
All Directors and Executive Officers as a Group	451,110,460	50.4
Principal [and Selling] Shareholders:
Huidz Holding Limited(1)	137,102,024	15.3
Crov Global Holding Limited(5)	183,929,140	20.5
SAIF IV Healthcare (BVI) Limited(2)	195,825,080	21.9
Wande Weirong Limited(3)	98,321,680	11.0
CDF Capital Insurtech Limited(6)	80,991,300	9.0
Tian Jin Kun Zhi Enterprise Management Limited(7)	47,415,540	5.3

*	Less than 1% of our total common shares on an as-converted basis outstanding as of the date of this prospectus.

**

Except as indicated otherwise below, the business address of our directors and executive officers is 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic of China.

(1)

Represents 137,102,024 common shares held by Huidz Holding Limited. Huidz Holding Limited is a British Virgin Islands company ultimately and wholly owned by Mr. Cunjun Ma through Great Mercy Holding Limited, a company incorporated in the British Virgin Islands. The registered address of Huidz Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(2)

Represents 195,825,080 series A preferred shares held by SAIF IV Healthcare (BVI) Limited, a company incorporated in the British Virgin Islands. SAIF IV Healthcare (BVI) Limited is controlled by Mr. Andrew Y Yan through a limited liability partnership in which Mr. Andrew Y Yan holds 100% shares of the general partner and thus controls the limited liability partnership. Mr. Andrew Y Yan disclaims beneficial ownership of the shares held by SAIF IV Healthcare (BVI) Limited, except to the extent of his pecuniary interests therein. The registered address of SAIF IV Healthcare (BVI) Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Andrew Y Yan is Suites 2516 – 2520, 2 Pacific Place, 88 Queensway, Hong Kong.

(3)

Represents 5,565,380 common shares and 92,756,300 series B preferred shares held by Wande Weirong Limited, a company incorporated in the British Virgin Islands. Wande Weirong Limited is controlled by Mr. Jun Xiong through a limited liability partnership in which Mr. Jun Xiong holds majority shares of the general partner and hence holds control voting power. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. The registered address of Wande Weirong Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(4)	The business address of Mr. Bing Xiao is 23/F, Special Zone Press Building, Shenzhen, People’s Republic of China.
(5)

Represents 183,929,140 common shares held by Crov Global Holding Limited, a company incorporated in the British Virgin Islands. Crov Global Holding Limited is indirectly 100% owned by Focus Technology Co., Ltd., an A-share listed company. Focus Technology Co., Ltd. is controlled by Mr. Jinhua Shen, who holds its majority shares. The registered address of Crov Global Holding Limited is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands.

(6)

Represents 3,339,220 common shares, 7,451,740 series A preferred shares, 55,653,760 series B preferred shares and 14,546,580 series B++ preferred shares held by CDF Capital Insurtech Limited, a company incorporated in the British Virgin Islands. CDF Capital Insurtech Limited is controlled by Mr. Ke Xiao, who is the general partner of Tianjin Chuangdongfang Enterprise Management Parnership (Limited Partnership), the sole shareholder of CDF Capital Insurtech Limited. The registered address of CDF Capital Insurtech Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(7)

Represents 3,478,360 common shares and 43,937,180 series B+ preferred shares held by Tian Jin Kun Zhi Enterprise Management Company Limited, a company incorporated in the British Virgin Islands. Tian Jin Kun Zhi Enterprise Management Company Limited is controlled by Hunan Provincial State-owned Cultural Assets Supervision and Administration Commission. The registered address of Tian Jin Kun Zhi Enterprise Management Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

As of the date of this prospectus, none of our common shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and Its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

As of December 31, 2018, we had interest-free, unsecured loans outstanding in the total amount of approximately RMB1.9 million against Mr. Cunjun Ma, our Chief Executive Officer and Chairman of the board of directors. We received the full amount of repayment from Mr. Cunjun Ma on March 31, 2019.

Huidecheng Investment Development, L.P. had in the past delayed paying capital contribution to our VIE. We received the full amount of capital contribution on April 19, 2019.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, comprising of (i) 4,549,953,780 designated as common shares and (ii) and 450,046,220 designated as preferred shares, of which 204,022,000 are designated as series A preferred shares, 185,512,580 are designated as series B preferred shares, 43,937,180 are designated as series B+ preferred shares, and 16,574,460 are designated as series B++ preferred shares.

As of the date of this prospectus, there were 895,318,220 shares issued and outstanding.

Our authorized share capital post-offering will be                                 .

Our post-offering amended and restated memorandum and articles of association will become effective [immediately prior to completion] of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Common Shares

General

All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

Dividends

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to the articles of association.

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the common shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Common shares

Subject to the restrictions contained in post-offering amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share (not being a fully paid up share). Our board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Common shares and Forfeiture of Common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Inspection of Books and Records

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the [NYSE/Nasdaq Rules] in lieu of following home country practice after the closing of this offering. The [NYSE/Nasdaq Rules] require that every company listed on the NYSE/Nasdaq hold an annual general meeting of shareholders. In addition, our post-offering amended and restated articles of association [allow] directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the shareholders of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. [In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

[Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.]

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. [Our post-offering amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our post-offering amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. [However, our post-offering amended and restated articles of association require us to call such meetings every year.]

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended by special resolution.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

Historically, we conducted three rounds of equity financing through Huiye Tianze. For more details, see “Corporate History and Structure.” Our Cayman holding company was established in 2014 and conducted the following securities issuances:

Common shares and Preferred Shares

On December 23, 2014, we issued 842 common shares to Huidz Holding Limited with a consideration of US$842.

On December 23, 2014, we issued one common share to Amicorp Cayman Fiduciary Limited, which was subsequently transferred to Crov Global Holding Limited on the same day.

On December 23, 2014, we also issued 1,878 common shares to Crov Global Holding Limited with a consideration of US$1,878. 1000 of these common shares were converted to 1,000 series A preferred shares on February 12, 2015. 879 of these common shares were converted to 879 series B preferred shares and transferred to SAIF IV Hong Kong (China Investments) Limited on February 12, 2015. The 879 series B preferred shares were subsequently transferred to SAIF IV Healthcare (BVI) Limited on June 27, 2018.

In 2015, we issued 110 series B preferred shares to SAIF IV Hong Kong (China Investments) Limited with a consideration of US$110. These shares were transferred to SAIF Healthcare (BVI) Limited on June 27, 2018.

In June 2019, we undertook a restructuring in preparation of this offering. On June 6, 2019, we subdivided each of our issued and unissued shares with a par value of US$1 into 100,000 shares with a par value of US$0.00001 each, such that the authorized share capital became US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, comprising of (i) 3,000,000,000 common shares with a par value of US$0.00001 each, and (ii) 2,000,000,000 preferred shares with a par value of US$0.00001 each, of which 100,000,000 are designated as series A preferred shares with a par value of US$0.00001 each, and 98,900,000 are designated as series B preferred shares with a par value of US$0.00001 each. We issued the following shares to the respective shareholders:

Name	Number and Class of Shares	Consideration
Huidz Holding Limited	52,902,024 Common shares	US$	530
Bodyguard Holding Limited	30,495,434 Common shares	US$	305
Jumi Holding Limited	41,301,029 Common shares	US$	414
One Mind Holding Limited	37,835,253 Common shares	US$	379
Crov Global Holding Limited	83,929,140 Common shares	US$	840
Wande Weirong Limited	5,565,380 Common shares	US$	56
Kunlun Technology Limited	2,226,160 Common shares	US$	23
CDF Capital Insurtech Limited	3,339,220 Common shares	US$	34
Tian Jin Kun Zhi Enterprise Management Company Limited	3,478,360 Common shares	US$	35
SAIF IV Healthcare (BVI) Limited	96,925,080 Series A Preferred Shares	US$	970
Kunlun Technology Limited	745,180 Series A Preferred Shares	US$	8
CDF Capital Insurtech Limited	7,451,740 Series A Preferred Shares	US$	75
Wande Weirong Limited	92,756,300 Series B Preferred Shares	US$	928
CDF Capital Insurtech Limited	55,653,760 Series B Preferred Shares	US$	557
Kunlun Technology Limited	37,102,520 Series B Preferred Shares	US$	372
Tian Jin Kun Zhi Enterprise Management Company Limited	43,937,180 Series B+ Preferred Shares	US$	440
Kunlun Technology Limited	2,027,880 Series B++ Preferred Shares	US$	21
CDF Capital Insurtech Limited	14,546,580 Series B++ Preferred Shares	US$	146

Shareholders Agreement

We have entered into a shareholder agreement with our shareholders that provide for certain shareholders’ rights, including registration rights, information and inspection rights, right of participation, right of first refusal and right of co-sale, and will contain provisions governing our board of directors and other corporate governance matters. Such shareholder rights and corporate governance provisions, other than the registration rights, will automatically terminate upon the completion of this offering.

Set forth below is a description of the registration rights granted under the shareholders agreement that will survive the completion of this offering.

Demand registration rights

Holders of at least 33% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registrable securities that the holders request to be registered. We have the right to defer filing of a registration statement for a period of not more than ninety (90) days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right for a period more than ninety (90) days after receipt of the request of the holder. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback registration rights

If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first, to us, second, to each of the holders requesting inclusion of their registrable securities in a registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and third, to holders of our other securities.

Form F-3 registration rights

Holders of at least 33% of the registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of registration

We will pay all expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights (which will be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), incurred in connection with registrations, filings or qualifications pursuant to the registration rights, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for us and reasonable fees and disbursement of one counsel for all selling holders. However, we are not obligated to pay any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of a majority-in-interest of the holders requesting such registration.

Termination of obligations

The registration rights set forth above will terminate on the earlier of (i) the date that is five years after the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in             common shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of            , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, allot the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person by means of it delivery in instrument of proxy. Such voting instructions may be provided to us by means of a depository delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$                per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or allotment of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expenses (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial processes, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require the disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its client owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                     ADSs outstanding, representing approximately         % of our outstanding common shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our common shares or the ADSs or securities that are substantially similar to our common shares or the ADSs, including but not limited to any options or warrants to purchase our common shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and all of our existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our common shares, the ADSs and securities that are substantially similar to our common shares or the ADSs. These parties collectively own [all] of our issued and outstanding common shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or common shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or common shares may dispose of significant numbers of the ADSs or common shares in the future. We cannot predict what effect, if any, future sales of the ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or common shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our common shares that will be issued and outstanding upon the completion of this offering, other than those common shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding common shares of the same class, including common shares represented by ADSs, which immediately after the completion of this offering will equal                 common shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our common shares of [the same class], in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. [However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

TAXATION

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or common shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our common shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our common shares or the ADSs, nor will gains derived from the disposal of our common shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties, etc. of an enterprise. In April 2009, the State Administration of Taxation issued a circular, as amended in November 2013 and partially invalid, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location where the senior executives and the corresponding executive departments perform their duty of day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Huize Holding Limited is not a PRC resident enterprise for PRC tax purposes. Huize Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huize Holding Limited meets all of the conditions above. Huize Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders)

are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Huize Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Huize Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huize Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Huize Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and common shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires our ADSs or common shares in this offering and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, backup withholding and information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or common shares representing 10% or more of our stock (by vote or value);

•

investors required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or common shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or common shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or common shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “TAXATION—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or common shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares (see “TAXATION—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or common shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax

Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or common shares. Under the PFIC rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our subsidiaries or other corporate entities in which we own equity interests, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our common shares, will be treated as marketable stock upon their listing on the [New York Stock Exchange/Nasdaq Stock Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or common shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated            , we[ and the selling shareholders] have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, the following respective numbers of shares of ADSs:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriting agreement provides that the underwriters are obligated to purchase all ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We[ and the selling shareholders] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited, one of the underwriters of this offering, is not a broker-dealer registered with the SEC. Therefore, to the extent China International Capital Corporation Hong Kong Securities Limited intends to make any offers or sales of ADSs in the United States, it will do so only through one or more SEC-registered broker-dealers in compliance with applicable securities laws and regulations.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional ADSs from us[ and the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per ADS. The underwriters and selling group members may allow a discount of $            per ADS on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we[ and the selling shareholders] will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Initial public offering price	$	$	$	$
Underwriting Discounts and Commissions paid by us	$	$	$	$
[Underwriting Discounts and Commissions paid by the selling shareholders]	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
[Expenses payable by the selling shareholders]	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs, our common shares or securities convertible into or exchangeable or exercisable for any ADSs or our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co, LLC, Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

[Each of our executive officers, directors, and all of our existing shareholders] has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, our common shares or securities convertible into or exchangeable or exercisable for any ADSs or our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our common shares, whether any of these transactions are to be settled by delivery of ADSs or our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited and for a period of 180 days after the date of this prospectus.]

We have applied to list our ADSs on [The New York Stock Exchange/Nasdaq Global Market].

[In connection with the listing of ADSs on [The New York Stock Exchange/ Nasdaq Global Market], the underwriters will undertake to sell round lots of 100 shares or more to a minimum of            beneficial owners.]

Prior to this offering, there has been no public market for the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on [The New York Stock Exchange/Nasdaq Global Market] or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

[At our request, the underwriters have reserved up to            % of the ADSs being offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will only be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

Canada

Resale Restrictions

The distribution of ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the

“Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the common shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018, included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11th Floor, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying common shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

HUIZE HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Huize Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huize Holding Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

June 6, 2019

We have served as the Company’s auditor since 2018.

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2017	As of December 31, 2018		Pro Forma December 31, 2018 (Unaudited)
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Assets
Current assets
Cash and cash equivalents	2(g)	12,261	6,640	966	6,640	966
Restricted cash (including amounts of the consolidated VIE of RMB 27,992 and RMB 145,599 thousand as of December 31, 2017 and 2018, respectively)	2(h)	28,019	145,631	21,181	145,631	21,181
Accounts receivable, net of allowance for doubtful accounts	2(j), 3	70,690	108,434	15,771	108,434	15,771
Insurance premium receivables (including amounts of the consolidated VIE of RMB 3,010 and RMB 9,143 thousand as of December 31, 2017 and 2018, respectively)	2(k)	3,010	9,143	1,330	9,143	1,330
Amounts due from related parties	4	8,966	10,546	1,534	10,546	1,534
Prepaid expense and other receivables	5	15,487	20,596	2,996	20,596	2,996

Total current assets		138,433	300,990	43,778	300,990	43,778

Non-current assets
Property, plant and equipment, net	6	8,373	6,354	924	6,354	924
Intangible assets, net	7	1,206	1,197	174	1,197	174
Deferred tax assets	12	—	137	20	137	20
Long-term investments	8	17,765	21,575	3,138	21,575	3,138
Other assets		—	3,831	557	3,831	557

Total non-current assets		27,344	33,094	4,813	33,094	4,813

Total assets		165,777	334,084	48,591	334,084	48,591

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2017	As of December 31, 2018		Pro Forma December 31, 2018 (Unaudited)
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB nil and RMB 24,268 thousand as of December 31, 2017 and 2018, respectively)	2(q), 9	—	24,267	3,530	24,267	3,530
Accounts payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 15,220 thousand and RMB 72,989 thousand as of December 31, 2017 and 2018, respectively)		15,453	73,448	10,682	73,448	10,682
Insurance premium payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 101,694 thousand and RMB 114,447 thousand as of December 31, 2017 and 2018, respectively)		101,694	114,447	16,646	114,447	16,646
Other payables and accrued expenses (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of 25,522 RMB thousand and RMB 60,599 thousand as of December 31, 2017 and 2018, respectively)	10	26,036	36,908	5,368	36,908	5,368
Payroll and welfare payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 17,017 thousand and RMB 31,850 thousand as of December 31, 2017 and 2018, respectively)	11	17,017	31,850	4,632	31,850	4,632
Income taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 206 thousand and RMB 206 thousand as of December 31, 2017 and 2018, respectively)	12	445	250	36	250	36

Total current liabilities		160,645	281,170	40,894	281,170	40,894

Non-current liabilities
Long-term borrowings (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 23,026 thousand and RMB 15,804 thousand as of December 31, 2017 and 2018, respectively)	2(q), 13	23,026	15,804	2,299	15,804	2,299
Deferred tax liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the Company of RMB 248 thousand and RMB 575 thousand as of December 31, 2017 and 2018, respectively)	12	248	575	84	575	84

Total non-current liabilities		23,274	16,379	2,383	16,379	2,383

Total liabilities		183,919	297,549	43,277	297,549	43,277

HUIZE HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Note	As of December 31, 2017	As of December 31, 2018		Pro Forma December 31, 2018 (Unaudited)
		RMB	RMB	USD$ Note 2(f)	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ Deficit (Continued)

Commitments and contingencies	22
Mezzanine equity
Series A redeemable common shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018; no shares issued and outstanding, pro forma as of December 31, 2018)	15	73,225	78,390	11,401	—	—
Series B redeemable common shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2017 and 2018; no shares issued and outstanding, pro forma as of December 31, 2018)	15	223,998	241,918	35,186	—	—
Series B+ redeemable common shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2017 and 2018; no shares issued and outstanding, pro forma as of December 31, 2018)	15	70,005	75,606	10,996	—	—
Series B++ redeemable common shares (US$0.00001 par value per share; 0 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2017 and 2018; no shares issued and outstanding, pro forma as of December 31, 2018)	15	—	25,859	3,761	—	—

Total mezzanine equity		367,228	421,773	61,344	—	—

Shareholders’ deficit
Common shares (US$0.00001 par value; 4,549,953,780 shares authorized both as of December 31, 2017 and 2018, respectively; 445,272,000 shares and 445,272,000 shares issued and outstanding as of December 31, 2017 and 2018; 895,318,220,000 shares issued and outstanding, pro forma as of December 31, 2018)		31	31	5	62	9
Additional paid-in capital		5,901	2,778	404	424,520	61,744
Accumulated other comprehensive income		—	295	43	295	43
Accumulated deficit		(392,036)	(388,884)	(56,561)	(388,884)	(56,561)

Total shareholders’ deficit attributable to Huize Holding Limited shareholders		(386,104)	(385,780)	(56,109)	35,993	5,235

Non-controlling interests		734	542	79	542	79
Total shareholders’ deficit		(385,370)	(385,238)	(56,030)	36,535	5,314

Total liabilities, mezzanine equity and shareholders’ deficit		165,777	334,084	48,591	334,084	48,591

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Note	Year Ended December 31,2017	Year Ended December 31,2018
		RMB	RMB	USD$ Note 2(f)
Operating revenue
Brokerage income	2(w), 17	251,556	503,547	73,238
Other income		11,776	5,281	768

Total operating revenue		263,332	508,828	74,006

Operating costs and expenses
Cost of revenue	2(x)	(164,750)	(316,397)	(46,018)
Other cost		(1,919)	(1,905)	(277)

Total operating costs		(166,669)	(318,302)	(46,295)
Selling expenses	18	(104,980)	(94,613)	(13,761)
General and administrative expenses	19	(41,877)	(46,177)	(6,716)
Research and development expenses		(50,107)	(24,944)	(3,628)

Total operating costs and expenses		(363,633)	(484,036)	(70,400)

Operating (loss)/profit		(100,301)	24,792	3,606

Other income/(expenses)
Interest income/(expenses)	20	655	(27,111)	(3,943)
Unrealized exchange income/(loss)		36	(354)	(52)
Investment income		811	—	—
Others, net		1,171	4,569	665

(Loss)/profit before income tax, and share of income of equity method investee		(97,628)	1,896	276

Income tax expense	12	(406)	(278)	(40)
Share of income of equity method investee		989	1,310	190

Net (loss)/profit		(97,045)	2,928	426

Net profit/(loss) attributable to non-controlling interests		128	(224)	(33)

Net (loss)/profit attributable to Huize Holding Limited		(97,173)	3,152	459

Redeemable common shares redemption value accretion	15	(26,474)	(29,118)	(4,235)
Allocation to redeemable common shares		47,934	(1,558)	(227)

Net loss attributable to common shareholders		(75,713)	(27,524)	(4,003)

Net (loss)/profit		(97,045)	2,928	426
Foreign currency translation adjustment, net of tax		(37)	327	48

Comprehensive (loss)/income		(97,082)	3,255	474

Comprehensive income/(loss) attributable to non-controlling interests		66	(192)	(28)

Comprehensive (loss)/income attributable to Huize Holding Limited		(97,148)	3,447	502

Weighted average number of common shares used in computing net loss per share
Basic and diluted	21	445,272,000	445,272,000	445,272,000
Net loss per share attributable to common shareholders
Basic and diluted	21	(0.17)	(0.06)	(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

		Common shares		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Non-Controlling interest	Total shareholders’ deficit
		Share	Amount
			RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2017		445,272,000	31	31,564	(24)	(294,863)	884	(262,408)

Net loss for the year		—	—	—	—	(97,173)	128	(97,045)
Share-based payment compensation	16	—	—	811	—	—	—	811
Redeemable common shares redemption value accretion	15	—	—	(26,474)	—	—	—	(26,474)
Foreign currency translation		—	—	—	24	—	(61)	(37)
Profit distribution		—	—	—	—	—	(217)	(217)

Balance at 31 December 2017		445,272,000	31	5,901	—	(392,036)	734	(385,370)

Balance at 1 January 2018		445,272,000	31	5,901	—	(392,036)	734	(385,370)

Net profit for the year		—	—	—	—	3,152	(224)	2,928
Share-based payment compensation	16	—	—	967	—	—	—	967
Redeemable common shares redemption value accretion	15	—	—	(29,118)	—	—	—	(29,118)
Beneficial conversion feature in connection with issuance of convertible bonds		—	—	25,028	—	—	—	25,028
Foreign currency translation		—	—	—	295	—	32	327

Balance at December 31, 2018		445,272,000	31	2,778	295	(388,884)	542	(385,238)

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31,2017	Year Ended December 31,2018
	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:
Net (loss)/profit	(97,045)	2,928	426
Adjustments to reconcile net (loss)/profit to net cash provided by/(used in) operating activities:			—
Allowance for doubtful account	801	376	55
Depreciation and amortization	3,562	3,082	448
Unrealized exchange (income)/loss	(36)	354	51
Share-based compensation expense	811	967	141
Interest (income)/expense	(655)	862	125
Investment income	(811)	—	—
Share of income of equity method investee	(989)	(1,310)	(191)
Interest on convertible bond	—	26,249	3,818
Deferred income tax	239	190	28

	(94,123)	33,698	4,901

Changes in operating assets and liabilities:
Increase in accounts receivable	(9,639)	(38,120)	(5,544)
Increase in insurance premium receivables	(1,543)	(6,133)	(892)
Increase in prepaid expense and other receivables	(3,847)	(4,152)	(604)
Increase in amounts due from related party	(301)	(1,580)	(230)
Increase in accounts payable	3,435	57,995	8,435
Increase in insurance premium payables	37,829	12,753	1,855
(Decrease)/Increase in payroll and welfare payable	(1,138)	14,833	2,157
Increase/(Decrease) in tax payable	160	(195)	(28)
(Decrease)/Increase in other payables and accrued expenses	(16,182)	1,585	230
Increase in other assets	—	(3,831)	(557)

Net cash (used in)/provided by operating activities	(85,349)	66,853	9,723

Cash flows from investing activities:
Purchase of long-term investment	(6,776)	(2,500)	(363)
Proceeds from disposal of short-term investment	66,938	—	—
Purchase of property, equipment and intangible assets	(2,642)	(1,139)	(166)
Proceeds from disposal of property, equipment and intangible assets	247	85	12

Net cash provided by/(used in) investing activities	57,767	(3,554)	(517)

Cash flows from financing activities:
Proceeds from borrowings	23,516	29,484	4,288
Proceeds from convertible bonds	—	33,000	4,800
Dividend paid to non-controlling interest	(217)	—	—
Repayments of borrowings	(311)	(13,912)	(2,023)

Net cash provided by financing activities	22,988	48,572	7,065

Effect of exchange rate changes on cash and cash equivalents	(234)	120	18

Net (decrease)/ increase in cash and cash equivalents and restricted cash	(4,828)	111,991	16,289
Total cash and cash equivalents and restricted cash at beginning of year	45,108	40,280	5,858

Total cash and cash equivalents and restricted cash at end of year	40,280	152,271	22,147

HUIZE HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31,2017	Year Ended December 31,2018
	RMB	RMB	USD$ Note 2(f)
Supplemental disclosure of cash flow information
Cash paid for interest	179	(1,473)	(214)
Cash paid for income tax	(7)	(283)	(41)
Supplemental disclosure of non-cash investing and financing activities
Accretion on redeemable common shares to redemption value	(26,474)	(29,118)	(4,235)
Issuance of redeemable common shares from conversion of the convertible bonds	—	25,427	3,698

The accompanying notes form an integral part of these consolidated financial statements.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a)	History and Reorganization

The Group commenced its operation in August 2006 through Shenzhen Huize, established in the PRC by Mr. Cunjun Ma (“the founder”). Subsequently in December 2014, March 2016 and July 2016, the Company completed Series A, Series B and Series B+ financing respectively, and issued redeemable common shares to certain third party investors. In July 2018, the Company issued a convertible bond to certain third party investors. In October 2018, the investors converted the bond into Series B++ redeemable common shares.

Huize Holding Limited (“Huize” or the “Company”) was incorporated on November 24, 2014 under the laws of the Cayman Islands. In June 2015, Shenzhen Zhixuan was established as an indirect wholly foreign owned entity of the Company in the People’s Republic of China (the “PRC”).

In June 2019, the Group has completed a reorganization (“Reorganization”) in preparation of an offshore listing. The Company issued 455,272,000 common shares, 204,022,000 Series A preferred shares, 185,512,580 Series B preferred shares, 43,937,180 Series B+ preferred shares and 16,574,460 Series B++ preferred shares to the then shareholders of Huiye Tianze and concurrently obtained over Huiye Tianze through Shenzhen Zhixuan by entering into a series of contractual arrangements as described in note 2b. As a result, Huiye Tianze became a consolidated VIE of the Group. The Reorganization lacks substance and was treated as a non-substantive merger with no change in the basis of assets and liabilities of Huiye Tianze and its subsidiaries.

Accordingly, the Company became the ultimate holding company of Huiye Tianze and its subsidiaries, which is principally engaged in the provision of insurance brokerage services in the PRC. The Company and its consolidated subsidiaries and variable interest entities (“VIE”) are collectively referred to as the “Group”.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

1.Principal activities and reorganization (Continued)

As of December 31, 2017 and 2018, the Company’s principal subsidiaries, consolidated VIE and subsidiaries of VIE are as follows:

Principal Subsidiaries	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities
Smart Choice Ventures Limited (“Smart Choice”)	January 14, 2015	British Virgin Islands	100%	Investment holding
Hong Kong Smart Choice Ventures Limited (“HK Smart Choice”)	February 18, 2015	Hong Kong	100%	Investment holding
Zhixuan International Management Consulting (Shenzhen) Co., Ltd. (“Shenzhen Zhixuan”)	June 9, 2015	PRC	100%	Management consulting and marketing consulting

VIE
Shenzhen Huiye Tianze Investment Holding Co., Ltd (“Huiye Tianze”)	October 30, 2014	PRC	100%	Investment, investment consulting service

VIE’s Principal Subsidiaries
Shenzhen Huize Shidai Co., Ltd. (“Huize Technology”)	April 28, 2012	PRC	100%	Technology development and Internet information consulting service
Shenzhen Huize Insurance Brokerage Co., Ltd. (“ShenZhen Huize”)	August 18, 2006	PRC	100%	Insurance brokerage service
Shenzhen Zhixuan Wealth Investment Management Co., Ltd. (“Zhixuan Investment”)	April 20, 2016	PRC	100%	Management consulting, Investment consulting and financial consulting
Huize (Chengdu) Internet Technology Co., Ltd. (“Chengdu Huize”)	May 11, 2018	PRC	100%	Technology development consulting service
Hefei Huize Internet Technology Co., Ltd. (“Hefei Huize”)	August 5, 2015	PRC	100%	Technology development and Internet information consulting service

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies

(a)	Basis of presentation

The Group’s consolidated financial statements for the years ended December 31, 2017 and 2018 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a consolidated VIE, including the VIE’s subsidiaries, for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Zhixuan and the VIE, Huiye Tianze. Through the Contractual Agreements, the VIE is effectively controlled by the Company.

Exclusive Business Cooperation Agreement: Under the exclusive business cooperation agreement, Zhixuan has the exclusive right to provide Huiye Tianze and its subsidiaries with technical support, consulting services and other services. Reciprocally, Huiye Tianze and its subsidiaries shall not accept any technical support, consulting services and other services from any third parties. In exchange, Zhixuan is entitled to receive a service fee from Huiye Tianze on a monthly basis and in an amount equal to all of its net income. Zhixuan owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a maximum term allowed under PRC law and may be extended from time to time by Zhixuan at its determination.

Exclusive Option Agreement: Pursuant to the exclusive option agreement, Huiye Tianze and each of its subsidiaries have irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of their assets and business in the applicable entities. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law.

Pursuant to the exclusive option agreements, each shareholder of Huiye Tianze has irrevocably granted Zhixuan an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

any time, to the extent permitted under PRC law, all or part of their current and future shares in Huiye Tianze. As for the consideration, the purchase price should be equal to the minimum price as permitted by PRC law.

Share Pledge Agreements: Concurrent with the exclusive option agreements and pursuant to the share pledge agreements, the shareholders of Huiye Tianze have pledged all of their equity interest in Huiye Tianze as a continuing first priority security interest, as applicable, to respectively guarantee the VIE’s performance of their obligations under the exclusive business cooperation agreement between Huiye Tianze and Zhixuan. If Huiye Tianze or any of its shareholders breach their contractual obligations under these agreements, Zhixuan, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Zhixuan’s rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of Huiye Tianze agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Zhixuan. Zhixuan is entitled to all dividends declared by Huiye Tianze. Each share pledge agreement will remain effective until the applicable VIE discharges all its obligations under the exclusive business cooperation agreement.

Power of Attorney: Pursuant to each power of attorney, each shareholder of Huiye Tianze has irrevocably appointed Zhixuan to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings, appoint directors and executive officers and sell or dispose all or part of the equity interests owned by such shareholder in Huiye Tianze. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the applicable VIE.

The following table sets forth the assets, liabilities, results of operations and cash flows of Huiye Tianze and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Current assets	144,223	307,164
Non-current assets	27,133	32,936

Total assets	171,356	340,100

Current liabilities	159,659	304,358
Non-current liabilities	23,273	16,378

Total liabilities	182,932	320,736

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB
Total operating revenue	246,968	498,228
Net profit/(loss)	95,746	(29,973)

Net cash (used in)/provided by operating activities	(83,524)	67,049
Net cash provided by/(used in) investing activities	57,760	(3,541)
Net cash provided by financing activities	22,973	48,720

Net (decrease)/increase in cash and cash equivalents	(2,791)	112,228
Cash and cash equivalents at beginning of year	40,471	37,680

Cash and cash equivalents at end of year	37,680	149,908

The significant portion of the total assets and total liabilities of Huiye Tianze and its subsidiaries approximate the amounts in the Group’s consolidated financial statements.

Under the Contractual Agreements with the VIE, the Company has the power to direct activities of the VIE and VIE’s subsidiaries, and can have assets transferred out of the VIE and VIE’s subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIE and there is no asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries, except for registered capital of the VIE and their subsidiaries amounting to RMB328,737 thousand and RMB338,737 thousand as of December 31, 2017 and 2018, respectively. Since the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. However, as the Company is conducting certain businesses through its VIE and VIE’s subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

In March 2019, the People’s Congress of the PRC passed the Draft Foreign Investment Enterprises (“FIE”) Law, which was released for public comment by the Ministry of Commerce (“MOFCOM”) in January 2015. The newly passed FIE Law will go into effect in 2020. The FIE Law appears to include VIE within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the FIE Law includes control through contractual arrangements within the definition of “actual control”. These provisions regarding control through contractual arrangements could be

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

construed to include the Group’s contractual arrangements with its VIE, and as a result, the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

The Company’s ability to control the VIE also depends on the power of attorney Zhixuan has to vote on all matters requiring shareholders’ approvals in the VIE. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIE. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote.

(c)	Non-controlling interests

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s majority-owned subsidiaries and VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net profit/(loss) in the consolidated statements of comprehensive income includes the net (profit)/loss attributable to non-controlling interests, and common shareholders and redeemable common shareholders where applicable. The

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(c)	Non-controlling interests (Continued)

cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d)	Use of estimates

Financial statements amounts that reflect significant accounting estimates and assumptions mainly include, but are not limited to, allowance for doubtful accounts, losses of accounts receivable, insurance premium receivables and other receivables, determination of uncertain tax positions, realizability of deferred tax assets, accounting for redeemable common shares, and valuation of share-based compensation arrangements. Actual results could materially differ from these estimates.

(e)	Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive (loss)/income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Renminbi (“RMB”) which is the reporting currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

(f)	Convenience translation

Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for period ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

(h)	Restricted cash

In its capacity as an insurance broker, the Group collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Group. The Group reports such amounts as restricted cash in the consolidated balance sheets. Unremitted insurance premiums were RMB 3,309 thousand and RMB 121,151 thousand (US$17,621 thousand) as of December 31, 2017 and 2018, respectively. Also, restricted cash

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2.Summary of significant accounting policies (Continued)

(h)	Restricted cash (Continued)

balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker. The restricted cash balance related to this requirement was RMB 24,480 thousand (US$3,560 thousand as of December 31, 2017 and as of December 31, 2018). Guarantee deposit for credit card in Industrial and Commercial Bank of China was RMB 230 thousand as of December 31, 2017.

(i)	Short Term Investments

Short-term investments mainly consist of investments placed with banks with original maturities between three months and one year and investments in money market funds. Interest earned is recorded as investment income in the consolidated statements of comprehensive income/(loss) during the years presented.

(j)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent brokerage fees receivable from insurance companies. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days are reviewed individually for collectability.

(k)	Insurance Premium Receivables

Insurance premium receivables consist of insurance premiums to be collected from the insured, and are recorded at the invoiced amount and do not bear interest. The insurance premium received are included in net cash provided by operating activities in the consolidated statements of cash flows.

(l)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

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(l)	Fair value measurement (Continued)

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recurring

The Group’s financial instruments are not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purpose.

As of December 31, 2017 and 2018, the fair values of cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables, amounts due from related parties, other receivables, accounts payable, insurance premium payables and other payables approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

Long term borrowings are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying values of long term borrowings approximated their fair values reported in the consolidated balance sheets.

Non-recurring

The Group measures certain financial assets, including the investments under the cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(m)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight line method over the following estimated useful lives, taking into account residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	0%~5%
Computer and electronic equipment	3~5 years	0%~5%
Motor vehicles	4~5 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil

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2.Summary of significant accounting policies (Continued)

(m)	Property, Plant and Equipment, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statements of comprehensive (loss)/income.

(n)	Intangible assets, net

Intangible assets represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which varies from 5-10 years.

(o)	Impairment of long-lived assets and intangible assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2017 and 2018.

(p)	Long-term investments

The Group accounts for long-term investments using either the equity method of accounting or at fair value depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group records the equity method long-term investments at historical cost and subsequently adjusts the carrying amount at each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

When the Group does not have significant influence and the equity method investments do not have readily determinable fair values, the Group elects to measure these investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identified or a similar investment of the same issuer.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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2.Summary of significant accounting policies (Continued)

(q)	Short-term and Long-term borrowings

The Short-term and Long-term borrowings represent our borrowings from commercial banks for our working capital. Short-term borrowings includes borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

(r)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates, and insurance premiums due but neither collected from the insured nor paid to the insurance company.

(s)	Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of comprehensive income/(loss). Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. The Group recognizes compensation cost for an award with both a service condition and a performance condition that has a graded vesting features using graded vesting method over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. If awards with market or performance conditions include graded vesting features, the graded vesting method should be used and the straight-line method should not be used. Additionally, if an award includes both a service condition and a market or performance condition, the graded vesting method should be used. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Share-based compensation expenses of RMB 811 thousand and RMB 967 thousand for the years ended December 31, 2017 and 2018, respectively, were included in cost of revenue, selling expenses, general and administrative expenses and research and development expenses.

(t)	Fair Value of Redeemable Common Shares and Common Shares

Shares of the Company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

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2.Summary of significant accounting policies (Continued)

(t)	Fair Value of Redeemable Common Shares and Common Shares (Continued)

Option-pricing method was used to allocate enterprise value to redeemable common shares and common shares. The method treats redeemable common shares and common shares as call options on the enterprise’s value, with exercise prices based on the redeemable common shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of common shares, seniority levels and redemption values for the redeemable common shares. The option-pricing method also involves making estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

(u)	Redeemable Common Shares and Convertible Bond

Accounting of Redeemable Common Shares

The Company classified the Redeemable Common Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Redeemable Common Shares are recorded initially at fair value, net of issuance costs.

The Group determined that the redemption features do not require bifurcation as they either are clearly and closely related to the Redeemable Common Shares or do not meet the definition of a derivative.

The Group has determined that there was no embedded beneficial conversion feature (“BCF”) attributable to the Redeemable Common Shares. In making this determination, the Group compared the initial effective conversion prices of the Redeemable Common Shares and the fair values of the Group’s common shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the common shares to which the Redeemable Common Shares are convertible into at the issuance dates.

Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to mandatory redemption amount the redemption date.

Accounting of convertible bond

The Company determined convertible bond, which were classified as liabilities, was initially measured at par under ASC 470 and subsequently stated at amortized cost plus accrued unpaid interest.

The Company has determined that there was a BCF as its conversion price is lower than the Company’s stock price at the commitment date. The BCF was recognized as a discount to the convertible bond and subsequently amortized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

(v)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIE in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The

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2. Summary of significant accounting policies (Continued)

(v)	Employee Benefit Plans (Continued)

Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income and comprehensive income as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(w)	Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services.

The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•	Step 1: Identify the contract (s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance brokerage services

The primary source of revenues is commissions from insurance brokerage services, determined based on a percentage of premiums paid by insured. The brokerage fee rate, which is paid by the insurance companies, shall be based on the terms specified in the annual service contract with the insurance company for each product sold through the Group. The Group determines that the insurance company, or the insurer, is its customer in this agreement. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company.

The Group is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus is determined at the end of each month and recognized as revenue.

Consulting service

The Group also generates service fees from rendering risk consulting and insurance consulting services before selling the insurance product. The Group determines that the insured is its customer in this arrangement. Upon successful sales of insurance products, the Group’s performance obligation related to risk consulting

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2. Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

service and insurance consulting service has been fully fulfilled, as such, revenue for those services is recognized when the insurance product have been sold. Of the total contract price received, the amount equal to the premium of the insurance product as agreed with the insurance companies is recorded as insurance premium payable while the remaining is recorded as revenue for the consulting service.

Value added tax

The Group is subject to value-added-tax (“VAT”) on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT is excluded from net revenues.

(x)	Cost of revenue

A large component of the Group’s cost of revenue is service fee paid to user traffic channels for successful sales, including social media influencers, emerging media channels and financial institutions. These user traffic channels have influences over their followers and users, who can potentially become the Group’s insurance clients. The channel cost is recognized when insurer obtains control of the insurance brokerage service which is consistent with the revenue recognition.

Another component of cost of revenue is payroll of insurance consultants, who are in charge of identifying and acquiring potential customers through providing advices related to insurance product.

(y)	Selling expenses

The Group records its marketing campaign expenses and loyalty points as selling expenses.

Marketing campaign expenses consist primarily of advertising and marketing promotion expenses. Advertising and marketing expenses, amounting to approximately RMB 36,215 thousand and RMB 21,606 thousand for the years ended December 31, 2017 and 2018, respectively, are charged to the consolidated statements of comprehensive income/(loss) as incurred. Beside marketing campaign expenses, selling expenses consist of salaries and employment benefits for employees who work in brokerage service line, office rental, telecommunications and office supply expenses incurred in connection with sales activities.

The Group operates a loyalty program which offers points to its users. Such loyalty points can be used to redeem a variety of concessions or service, such as coupons to be used in future transactions and prepaid online shopping gift card. Users have a variety of ways to obtain the points, such as signing up an account, inviting friends, and comment on the insurance product, etc. The Group accounts for such points as selling expenses with a corresponding liability recorded under other payables and accrued expenses of consolidated balance sheets upon the offering of these points. The Group estimates liabilities under the loyalty program based on cost of the concessions or services that can be redeemed taking into account estimated breakage. At the time of redemption, the Group records a reduction of other payables and accrued expenses.

(z)	General and Administrative Expenses

General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including finance, legal and human resources, as well as costs associated with use of facilities and equipment, such as depreciation expenses and other general corporate related expenses.

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2. Summary of significant accounting policies (Continued)

(z)	General and Administrative Expenses (Continued)

General and administrative expenses also includes surcharges on VAT payments according to PRC tax.

(aa)	Others, net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies.

(bb)	Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

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(cc)	Net profit/(loss) per share

Basic profit/(loss) per share is computed by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net profit/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the profit or loss. Diluted profit/(loss) per share is calculated by dividing net profit/(loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalents shares outstanding during the period. Common equivalents shares consist of shares issuable upon the conversion of the redeemable common shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalents shares are not included in the denominator of the diluted profit/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

(dd)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group determines that their chief executive officer (“CEO”) is the chief operating decision-maker.

The Group manages its business as a single operating segment engaged in the provision of insurance brokerage services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(ee)	Significant Risk and Uncertainties

Currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB 40,280 thousand and RMB152,269 thousand of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2017 and 2018, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year ended December 31
	2017	% of sales	2018	% of sales
	RMB		RMB
Customer A	18,820	7%	100,123	20%
Customer B	—	0%	99,425	20%

	18,820	7%	199,548	40%

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(ee)	Significant Risk and Uncertainties (Continued)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31
	2017	% of sales	2018	% of sales
	RMB		RMB
Customer C	—	0%	33,146	30%
Customer B	—	—	11,970	11%
Customer D	7,318	10%	582	1%

	7,318	10%	45,698	42%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group have not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

(ff)	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Clients (Topic 606) (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the clients, in an amount that reflects the consideration. The Group expects to be entitled to in exchange for those goods or services. The Group will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns, and any taxes collected from clients, which are subsequently remitted to governmental authorities. The Group adopted ASC 606 using the full retrospective method for all periods presented.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is

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2. Summary of significant accounting policies (Continued)

(ff)	Recent Accounting Pronouncements (Continued)

currently gathering, documenting and analyzing lease agreements subject to this ASU and anticipates material addition to the consolidated balance sheets (upon adoption) of right-of-use assets, and associated liabilities, due to the routine use of operating leases over time.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Group has early adopted the ASU for the periods presented.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group adopted this new standard effective on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Group’s consolidated financial statements.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

3. Accounts receivable, net of allowance for doubtful accounts

Account receivables, net of allowance for doubtful accounts by the Group consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Accounts receivable	71,002	109,008
Less: allowance for doubtful accounts	(312)	(574)

Accounts receivable, net	70,690	108,434

The following table summarizes the movement of the Group’s allowance for doubtful accounts:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Balance at the beginning of the year	96	312
Provision for doubtful accounts	801	376
Write-offs	(585)	(114)

Balance at the end of the year	312	574

4. Related party balances and transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Cunjun Ma	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group
Shareholders and minority shareholders	Shareholders and minority shareholders

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Amounts due from related parties

Cunjun Ma	100	1,850
Shareholders	8,866	8,696

	8,966	10,546

The amount due from Mr. Cunjun Ma represents personal cash advances. The amount has been repaid in full in March 2019.

The amount due from Shareholders represents the subscribed capital contribution that one of the shareholders, Huidecheng Investment Development, L.P. has not paid. The Group has received the full amount from Huidecheng Investment Development, L.P. on April 19, 2019.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expense and other receivables

Prepaid expense and other receivables consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Claim advance on behalf of insurer	3,079	6,555
Advances to suppliers	4,141	4,881
Rental and other deposits	3,621	2,644
Prepaid input value-added tax	224	2,598
Interest receivables (a)	606	1,489
Government subsidy	1,378	1,378
Advances to staff (b)	1,968	937
Others	470	114

	15,487	20,596

(a)	This represented accrued interest income on bank deposits.
(b)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

6. Property, Plant and Equipment, net

Property, plant and equipment, net, consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Computer and electronic equipment	8,282	8,974
Leasehold improvements	4,023	4,123
Office furniture and equipment	2,945	2,848
Motor vehicles	987	987

Total	16,237	16,932
Less: Accumulated depreciation (1)	(7,864)	(10,578)

Property, equipment and equipment, net	8,373	6,354

(1)	Depreciation expenses for the years ended December 31, 2017 and 2018 were RMB 3,377 thousand and RMB 2,790 thousand, respectively.

No impairment for property, plant and equipment was recorded for the years ended December 31, 2017 and 2018.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

7. Intangible assets, net

The intangible assets, net consisted of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Software and system	1,064	1,347
Domain name	580	580

Total	1,644	1,927
Less: Accumulated amortization (1)	(438)	(730)

Intangible assets, net	1,206	1,197

(1)	Amortization expenses for the years ended December 31, 2017 and 2018 was RMB 185 thousand and RMB 292 thousand, respectively.

No impairment for intangible assets was recorded for the years ended December 31, 2017 and 2018.

The amortization of the coming 5 years is:

As of
December 31, 2018
RMB
2019	291
2020	258
2021	252
2022	206
2023	94

8. Long-term investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB
Balances at January 1, 2017	10,000	—	10,000
Additions	—	6,776	6,776
Share of earnings of an equity investee	—	989	989

Balances at December 31, 2017	10,000	7,765	17,765

Additions	2,500	—	2,500
Share of earnings of an equity investee	—	1,310	1,310

Balances at December 31, 2018	12,500	9,075	21,575

Equity securities without readily determinable fair value

As of December 31, 2017 and 2018, the Group held investment in certain equity securities without readily determinable fair value. No observable price changes on impairment were noted during the years ended December 31, 2017 and 2018.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

8. Long-term investments (Continued)

Equity method

As of December 31, 2017 and 2018, the Group’s investments accounted for under the equity method was RMB 7,765 and RMB 9,075 thousand respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

During the year ended December 31, 2017, the Group invested RMB 6,776 thousand in cash for 4.15% equity interest in a private entity, Shenzhen Chuangbicheng Holding Co. Ltd. As the Group has significant influence over the private entities through its one fifth representation on the board, the investment was accounted for using the equity method.

9. Short-term borrowings

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Bank borrowings	—	13,000
Current portion of long-term borrowings	—	11,267

	—	24,267

(1)	During the year ended December 31, 2018, the Group obtained short-term borrowings to support its operation. The borrowings bear interest ranging from 5.87% to 8.00%.

10. Other payables and accrued expenses

Components of other payables and accrued expenses are as follows:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB
Rental expense payable	7,826	9,082
Payable to convertible bond holders (1)	—	8,794
Professional fees	2,460	5,999
Other tax payables	2,035	5,287
Advances from insured	2,619	2,835
Accrued marketing expense -loyalty points	8,092	2,074
Interest payable	—	493
Deposits	438	414
Others	2,566	1,930

	26,036	36,908

(1)	It is the balance of convertible bond for which conversion option was not exercised and subsequently repaid in March 2019.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 25,161 thousand and RMB 22,750 thousand for the years ended December 31, 2017 and 2018, respectively.

12. Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Installment Hong Kong is subject to 16.5% income tax rate on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

The Company’s subsidiaries, consolidated VIE and subsidiary of the VIE established in the PRC are mainly subject to statutory income tax at a rate of 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”). The HNTE will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. On November 2, 2015, the local governments announced that SZ Huize was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, SZ Huize was taxed at a rate of 15% after 2015, subject to reassessment. During the period ended December 31, 2018, SZ Huize failed to pass the reassessment of HNTE certification, therefore during the period of 2018, SZ Huize is subject to statutory income tax at a rate of 25%.

On November 2, 2018, the local governments announced that Huize Technology was qualified as HNTE and was subject to a preferential statutory tax rate of 15% since then. Accordingly, Huize Technology will be taxed at a rate of 15% after November, 2018, subject to reassessment.

The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income during the year ended December 31, 2017 and 2018 are as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
	RMB	RMB
Current income tax expense	167	88
Deferred income tax expense	239	190

Income tax expense	406	278

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

Tax Reconciliation

Reconciliation between the income tax expense computed by applying the EIT tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
	RMB	RMB
(Loss)/profit before income tax	(96,639)	3,206

Tax (benefit)/expense at EIT tax rate of 25%	(24,159)	802
Effect of different tax rates applicable to different subsidiaries of the Group	6,628	6,381
Changes in valuation allowance	20,211	(9,343)
Investment income not subject to tax	(93)	(17)
Expenses not deductible for tax purposes	2,448	2,679
Research and development tax credit	(4,629)	(3,261)
Effect on deferred tax assets due to change in tax rates	—	3,037

Income tax expense	406	278

Deferred tax assets and deferred tax liabilities

The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred tax assets
Advertising expenses (1)	4,452	—
Net accumulated losses-carry forward	61,770	55,346
Depreciation and amortization	35	76
Allowance for doubtful accounts	135	93
Accrued expenses	574	2,245
Less: valuation allowance	(66,966)	(57,623)

Net deferred tax assets	—	137

Deferred tax liabilities
Gain on equity method investee	248	575

Net deferred tax liabilities	248	575

(1)

The pre-tax deduction limitation for advertising expense is 15% of revenue every year. The Company can carry forward any unclaimed advertising expense to the future years and there is no limitation for the use in future years.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

12. Income taxes (Continued)

Movement of valuation allowance

	December 31, 2017	December 31, 2018
	RMB	RMB
Balance at the beginning of the year	46,755	66,966
Additions	20,211	7,182
Reversals	—	(16,525)

Balance at end of the year	66,966	57,623

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2017 and 2018, the Group had net operating loss carryforwards of approximately RMB 61,770 thousand and RMB 55,346 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiary established in PRC. As of December 31, 2017 and 2018, of the net operating loss carryforwards, RMB 61,770 thousand and RMB 55,217 thousand was provided for valuation allowance respectively, while the remaining RMB nil and RMB 129 thousand is expected to be utilized prior to expiration considering future taxable income for respective entities. In 2017 and 2018, the additions of valuation allowance was provide for net operating loss carry forward of Shenzhen Huize, Huize Technology and so on because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of their future taxable income. In 2018, the reversals of valuation allowance was due to net operating loss carry forward of Huize Technology because Huize Technology was qualified as HNTE in 2018 and the tax rate changed from 25% in 2017 to 10% in 2018.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2018, the net operating loss carryforwards will expire during the period from 2018 to 2028, if unused.

Uncertain tax positions

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2017 and 2018. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2018.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

13. Long-term borrowing

The following table summarizes the details of the Group’s long-term borrowings:

Type	Maturity Date	Principal Amount	Interest Rate Per Annum	As of
				December 31, 2017	December 31, 2018
				RMB	RMB
Bank loan	November 10, 2019	23,516	7.00%	23,026	11,267
Bank loan	September 30, 2020	16,484	7.00%	—	15,804

Total				23,026	27,071
Less: Current portion of long-term borrowings				—	(11,267)

				23,026	15,804

The above loan was guaranteed by Huiye Tianze and by the Group’s accounts receivable, amounted to RMB 70,690 thousand and RMB 108,434 thousand were pledged as collateral as of December 31, 2017 and 2018. Interest is payable on a monthly basis.

14. Common shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 4,549,953,780 common shares with a par value of US$0.00001 per shares. As of December 31, 2017 and 2018, the Company has 445,272,000 shares issued and outstanding. Each common share is entitles to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

15. Redeemable common shares and convertible bond

In September 2014, the Group issued 204,022,000 Series A Redeemable Common Shares (“Series A Redeemable Common Shares”) for an aggregate purchase price of RMB 39,404,003. Also, the Group upgrade 87,935,500 shares into Series A Redeemable Common Shares when these shares were transferred from Series Pre-A shareholders to Series A shareholders.

In March 2016, the Group issued 185,512,580 Series B Redeemable Common Shares (“Series B Redeemable Common Shares”) for an aggregate purchase price of RMB 200,000 thousand.

In July 2016, the Group issued 43,937,180 Series B+ Redeemable Common Shares (“Series B+ Redeemable Common Shares”) for an aggregate purchase price of RMB 62,500 thousand.

In July 2018, the Company issued a convertible bond (“CB”) at an interest rate of 15% per year to certain third party investors for an aggregate principal amount of RMB33,000 thousand. According to the contract, the CB holders have the right at its sole discretion, to convert the bond into Redeemable Common Shares within 20 working days after 90 days from the issuance date (this 90 days is referred to as “CB interest period”) at a conversion price of RMB1.48 per share. The 20 working-day is a conversion period. If the CB holders decide not to convert, the Company shall repay the principal and interest of the CB that has not been converted into shares within 90 days (“repayment period”). If the Company can not repay the principal and interest in the repayment period, the 2018 CB holders have the right to convert the CB into Redeemable Common Shares of the Company at the price of RMB0.74 per share during 30 working days after the repayment period. During the year ended December 31, 2018, 16,574,460 Redeemable Common Shares (“Series B++ Redeemable Common Shares) were converted from the convertible bond with the principal amount of RMB 24,520 thousand and interest amount of RMB 907 thousand.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

15. Redeemable common shares and convertible bond (Continued)

The Group’s redeemable common shares activities for the year ended December 31, 2017 and 2018 are summarized below:

	Series A Shares		Series B Shares		Series B+ Shares		Series B++ Shares
	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)	Number of Shares	Amount (RMB)
Balances as of January 1, 2017	204,022,000	68,528	185,512,580	207,406	43,937,180	64,820	—	—
Redeemable Common Shares redemption value accretion	—	4,697	—	16,592	—	5,185	—	—

Balances as of December 31, 2017	204,022,000	73,225	185,512,580	223,998	43,937,180	70,005	—	—

Issuance of Redeemable Common Shares	—	—	—	—	—	—	16,574,460	25,427

Redeemable Common Shares redemption value accretion	—	5,165	—	17,920	—	5,601	—	432

Balances as of December 31, 2018	204,022,000	78,390	185,512,580	241,918	43,937,180	75,606	16,574,460	25,859

The redeemable common shares issued by the Company carry the following rights:

Voting right and board seats

The Redeemable Common Shareholders shall have the right to one vote for each Redeemable Common Share, the same as common shareholders.

The Redeemable Common Shareholders are entitled to appoint a total of three directors of the Board. To constitute a quorum for the meeting of the Board, it must include the three directors appointed by Redeemable Common Shareholders or their entrusted proxies.

Redemption

Redemption Condition for Redeemable Common Shares:

The Redeemable Common Shares are redeemable in the event of the Company fails to complete a qualified IPO before December 31, 2020;

The redemption price of the investor of Series B+ and Series B is the investment amount of the investors plus the annual rate of return on compound interest of 8% per annum. The redemption price of the investor of Series A and Series B++ is the investment amount of the investors plus the internal rate of return of compound interest of 10% per annum.

The Group accretes changes in the redemption value over the period from the date of issuance of the Redeemable Common Shares to their respective earliest redemption date using the contractual interest rate.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

15. Redeemable common shares and convertible bond (Continued)

Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

Dividends Rights

The Redeemable Common Shareholders shall be entitled to receive dividend according to their actual investment ratio, the same as common shareholders.

16. Share-based compensation

Share-based compensation was recognized in operating expenses for the years ended December 31, 2017 and 2018 as follows:

	Year ended December 31,
	2017	2018
	RMB	RMB
Cost of revenue	26	9
Selling expenses	196	110
General and administrative expenses	386	726
Research and development expenses	203	122

	811	967

Share Options

During the year ended December 31, 2017, the Group granted a total of 5,900,000 share options which have a vesting condition of 5 years. During the year ended December 31, 2018, the Group granted a total of 316,360 share options which are vested immediately.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (Continued)

The following table sets forth the activities under the Company’s share options for the years ended December 31, 2017 and 2018:

	Number of options	Weighted average exercise price	Aggregate intrinsic value RMB
Outstanding at January 1, 2017	9,540,000	0.40
Granted	5,900,000	0.71
Exercised	(960,000)	0.36
Forfeited	(1,620,000)	0.56

Outstanding at December 31, 2017	12,860,000	0.53
Granted	316,360	1.42
Exercised	—
Forfeited	(2,080,000)	0.55

Outstanding at December 31, 2018	11,096,360	0.55	24,043

Exercisable at December 31, 2018	6,774,360	0.53	14,825

The weighted average grant date fair value of options granted during 2017 and 2018 was RMB 0.65 per share and RMB 1.22 per share respectively. The total intrinsic value of options exercised during 2017 and 2018 was RMB 886 thousand and RMB nil, respectively. As of December 31, 2018, there was a total of RMB 1,539 thousand unrecognized share based compensation which is expected to be recognized over 2.4 years.

The fair value of each option granted under the Option Plan was estimated on the date of grant using the binomial option pricing model using the following assumptions:

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the CNY China Sovereign Curve from Bloomberg as at the valuation dates.

(2)	The Company has no history or expectation of paying dividends on its common shares.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)	The expected term is developed by assuming the share options will be exercised when stock price is 2.2 times exercise price based on academic studies.

17. Operating revenue

	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB’000	RMB’000	USD$
Brokerage income
-Life and Health insurance business	132,816	371,011	53,961
-Property and Casualty insurance business	118,740	132,536	19,277

Brokerage income subtotal	251,556	503,547	73,238

Other income	11,776	5,281	768

Total operating revenue	263,332	508,828	74,006

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Selling expense

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
	RMB	RMB
Salaries and employment benefits	53,577	61,843
Advertising and marketing expenses	36,215	21,606
Rental and utilities expenses	9,404	5,263
Office expenses	2,704	2,132
Travelling expenses	1,474	1,655
Business development	247	466
Depreciation and amortizations	405	383
Share-based compensation expenses	196	110
Others	758	1,155

Total	104,980	94,613

19. General and administrative expenses

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
	RMB	RMB
Salaries and employment benefits	26,202	28,963
Professional service expenses	1,969	3,910
Bank charges	3,284	3,374
VAT Surcharge	1,046	2,136
Office expenses	2,489	1,554
Depreciation and amortizations	1,746	1,201
Rental and utilities expenses	1,526	1,158
Share-based compensation expenses	386	726
Travelling expenses	919	719
Bad debt expense	801	376
Other	1,509	2,060

Total	41,877	46,177

20. Interest income/(expenses)

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
	RMB	RMB
Interest on convertible bond	—	(26,249)
Interest income/(expenses)	655	(862)

Total	655	(27,111)

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

21. Net Loss per share

Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017 and 2018 as follows:

	Year Ended December 31,2017	Year Ended December 31,2018
	RMB	RMB
Numerator:
Net (loss)/profit	(97,045)	2,928
Less: Net profit/(loss) attributable to non-controlling interests	128	(224)

Net (loss)/profit attributable to common shareholders of common shares and redeemable common shares	(97,173)	3,152
Redeemable Common Shares redemption value accretion	(26,474)	(29,118)
Allocation to redeemable common shareholders	47,934	(1,558)
Net loss attributable to common shareholders-Basic and diluted	(75,713)	(27,524)

Denominator:
Denominator for basic loss per share weighted-average common shares outstanding	445,272,000	445,272,000
Dilutive effect of share options	—	—
Denominator for diluted loss per share weighted-average common shares outstanding	445,272,000	445,272,000
Basic loss per share	(0.17)	(0.06)
Diluted loss per share	(0.17)	(0.06)

The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include options to purchase common shares of 445,272,000 for the year ended December 31, 2017 and 2018 on a weighted average basis.

22. Commitments and contingencies

(a)	Operating lease

The Company and its subsidiaries have entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases were as follows:

Year Ended December 31, 2018
RMB
Within 1 year (including 1 year)	5,024
1-2 years (including 2 year)	2,163

Total	7,187

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

22. Commitments and contingencies (Continued)

(a)	Operating lease (Continued)

The Group recorded rental expense of RMB 12,050 thousand and RMB 7,176 thousand in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2017 and 2018, respectively.

(b)	Capital and other commitments

The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2017 and December 31, 2018 other than disclosed in these consolidated financial statements.

23. Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIE.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2018. The subsidiaries did not pay any dividend to the Company for the years presented.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

23. Parent company only condensed financial information (Continued)

Balance sheet

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD$ Note 2(f)
Assets
Long-term investments	355,882	389,849	56,701

Total assets	355,882	389,849	56,701

Liabilities and Shareholders’ Deficit
Other payables and accrued expenses	6,039	14,832	2,157

Total liabilities	6,039	14,832	2,157

Mezzanine equity
Series A redeemable common shares (US$0.00001 par value per share; 204,022,000 shares and 204,022,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	73,225	78,390	11,401
Series B redeemable common shares (US$0.00001 par value per share; 185,512,580 shares and 185,512,580 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	223,998	241,918	35,186
Series B+ redeemable common shares (US$ 0.00001 par value per share; 43,937,180 shares and 43,937,180 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	70,005	75,606	10,996
Series B++ redeemable common shares (US$0.00001 par value per share; 0 shares and 16,574,460 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	—	25,859	3,761

Total mezzanine equity	367,228	421,773	61,344

Shareholders’ deficit
Common shares (US$0.00001 par value; 445,272,000 shares and 445,272,000 shares issued and outstanding as of December 31, 2017 and 2018)	31	31	5
Additional paid-in capital	8,640	5,517	802
Accumulated other comprehensive income	—	376	55
Accumulated deficit	(26,056)	(52,680)	(7,662)

Total shareholders’ deficit	(17,385)	(46,756)	(6,800)

Total liabilities and shareholders’ deficit	355,882	389,849	56,701

The Company had no statements of comprehensive income/(loss) and cash flow activities for the periods presented.

24. Restricted net asset

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

24. Restricted net asset (Continued)

funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB nil both as of December 31, 2017 and 2018 as the Company is in accumulative loss situation. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2018, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2018 and the condensed financial information of the Company are not required to be presented.

25. Subsequent events

The Company evaluated its subsequent events through June 6, 2019, the date on which these financial statements were available for issuance.

26. Unaudited pro forma information

Pursuant to the Company’s memorandum and articles of association, the Company’s redeemable common shares will be automatically converted into common shares upon a qualified initial public offering.

The unaudited pro forma balance sheet as of December 31, 2018 reflects the effect of the conversion of redeemable common shares as if the conversion occurred on December 31, 2018.

HUIZE HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

26. Unaudited pro forma information (Continued)

The unaudited pro forma basic and diluted net profit per common share reflects the effect of the conversion of redeemable common shares, as if the conversion occurred as of the beginning of the period or the original date of issuance, if later.

Year Ended December 31, 2018 (RMB in thousands, except share and per share data)
RMB
Numerator:
Net loss attributable to common shareholders	(27,524)
Redeemable common shares redemption value accretion reversed	29,118
Allocation to redeemable common shares	1,558

Numerator for pro forma basic and diluted net profit per share	3,152

Denominator:
Weighted average number of common shares used in calculating pro forma basic and diluted net profit per share	880,696,368

Pro forma basic and diluted net profit per share	0.004

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) for the time being acting in relation to any of the affairs of our company against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices; provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our common shares and restricted share units). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Common shares
Huidz Holding Limited	June 6, 2019	52,902,024	US$	530
Bodyguard Holding Limited	June 6, 2019	30,495,434	US$	305
Jumi Holding Limited	June 6, 2019	41,301,029	US$	414
One Mind Holding Limited	June 6, 2019	37,835,253	US$	379
Crov Global Holding Limited	June 6, 2019	83,929,140	US$	840
Wande Weirong Limited	June 6, 2019	5,565,380	US$	56
Kunlun Technology Limited	June 6, 2019	2,226,160	US$	23
CDF Capital Insurtech Limited	June 6, 2019	3,339,220	US$	34
Tian Jin Kun Zhi Enterprise Management Company Limited	June 6, 2019	3,478,360	US$	35

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series A preferred shares
SAIF IV Healthcare (BVI) Limited	June 6, 2019	96,925,080	US$	970
Kunlun Technology Limited	June 6, 2019	745,180	US$	8
CDF Capital Insurtech Limited	June 6, 2019	7,451,740	US$	75
Series B preferred shares
SAIF IV Healthcare (BVI) Limited	June 27, 2018	989	US$	4,500,000
Wande Weirong Limited	June 6, 2019	92,756,300	US$	928
CDF Capital Insurtech Limited	June 6, 2019	55,653,760	US$	557
Kunlun Technology Limited	June 6, 2019	37,102,520	US$	372
Series B+ preferred shares				8
Tian Jin Kun Zhi Enterprise Management Company Limited	June 6, 2019	43,937,180	US$	440
Series B++ preferred shares
Kunlun Technology Limited	June 6, 2019	2,027,880	US$	21
CDF Capital Insurtech Limited	June 6, 2019	14,546,580	US$	146

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Huize Holding Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Common shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4*	Shareholders Agreement between the Registrant and other parties thereto dated June 6, 2019

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the common shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Global Share Incentive Plan

10.2*	2019 Share Incentive Plan

10.3*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5*	English translation of executed Exclusive Business Cooperation Agreement among our WFOE, our VIE and its shareholders,

10.6*	English translation of form of executed Power of Attorney signed by shareholders of our VIE

10.7*	English translation of form of executed Equity Pledge Agreement among our WFOE, our VIE and its shareholders

10.8*	English translation of form of executed Exclusive Option and Equity Custody Agreement among our WFOE, our VIE and its shareholders

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2*	Consent of Conyers Dill & Pearman

23.3*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters

99.3*	Consent of Oliver Wynman

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on                 , 2019.

Huize Holding Limited

By:
	Name:	Cunjun Ma
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Cunjun Ma and              as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on                , 2019.

Signature	Title

Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Cunjun Ma

Director and Chief Operating Officer
Li Jiang

Director and Co-Chief Financial Officer
Tracey Chow
Co-Chief Financial Officer (Principal Financial and Accounting Officer)
Minghan Xiao

Director and Secretary of the Board of Directors
Xuchun Luo

Director
Andrew Y Yan

Director
Jun Xiong

Director
Bing Xiao

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Huize Holding Limited, has signed this registration statement or amendment thereto in             on            , 2019.

Authorized U.S. Representative

By:
Name:
Title: